As filed with the Securities and Exchange Commission on June 27, 2008

Securities Act File No. 333-61831

Investment Company Act File No. 811-05410

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check Appropriate box or boxes)

Registration Statement Under The Securities Act Of 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 20	☒

and/or

Registration Statement Under The Investment Company Act Of 1940	☒

Amendment No. 73 (Check appropriate box or boxes)	☒

ING PRIME RATE TRUST
(Exact Name of Registrant Specified in Charter)

7337 E. Doubletree Ranch Road Scottsdale, AZ 85258 (Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 992-0180

Huey P. Falgout, Jr. ING Investments, LLC 7337 East Doubletree Ranch Road Scottsdale, AZ 85258 (Name and Address of Agent for Service)	With copies to: Jeffrey S. Puretz, Esq. Dechert LLP 1775 I Street, NW Washington, DC 20006

Approximate Date of Proposed Offering:

As soon as practical after the effective date of this Registration Statement

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective:

☒  When declared effective pursuant to Section 8(c) of the Securities Act of 1933.

ING PRIME RATE TRUST

(“Registrant”)

25,000,000 Common Shares

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

*	Cover Sheet

*	Contents of Registration Statement

*	Supplement dated June 30, 2008.

*	ING Prime Rate Trust 25,000,000 Common Shares’ Prospectus dated June 30, 2008.

*	ING Prime Rate Trust 5,000,000 and 25,000,000 Common Shares’ Statement of Additional Information dated June 30, 2008.

*	Part C

*	Signature Page

ING Prime Rate Trust

(“Registrant”)

Supplement dated June 30, 2008 to the Registrant’s 25,000,000 Common Shares’ Prospectus dated June 30, 2008

The Prospectus for the Registrant is hereby supplemented with the following information relating to “Information Regarding Trading of ING’s U.S. Mutual Funds.”

Information Regarding Trading of ING’s U.S. Mutual Funds

As discussed in earlier supplements, ING Investments, LLC (“Investments”), the adviser to the ING Funds, has reported to the Boards of Directors/Trustees (the “Boards”) of the ING Funds that, like many U.S. financial services companies, Investments and certain of its U.S. affiliates have received informal and formal requests for information since September 2003 from various governmental and self-regulatory agencies in connection with investigations related to mutual funds and variable insurance products.  Investments has advised the Boards that it and its affiliates have cooperated fully with each request.

In addition to responding to regulatory and governmental requests, Investments reported that management of U.S. affiliates of ING Groep N.V., including Investments (collectively, “ING”), on their own initiative, have conducted, through independent special counsel and a national accounting firm, an extensive internal review of trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel. ING’s internal review related to mutual fund trading is now substantially completed.  ING has reported that, of the millions of customer relationships that ING maintains, the internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within ING’s variable insurance and mutual fund products, and identified other circumstances where frequent trading occurred, despite measures taken by ING intended to combat market timing.  ING further reported that each of these arrangements has been terminated and fully disclosed to regulators.  The results of the internal review were also reported to the independent members of the Boards.

Investments has advised the Boards that most of the identified arrangements were initiated prior to ING’s acquisition of the businesses in question in the U.S.  Investments further reported that the companies in question did not receive special benefits in return for any of these arrangements, which have all been terminated.

Based on the internal review, Investments has advised the Boards that the identified arrangements do not represent a systemic problem in any of the companies that were involved.

Despite the extensive internal review conducted through independent special counsel and a national accounting firm, there can be no assurance that the instances of inappropriate trading reported to the Boards are the only instances of such trading respecting the ING Funds.

Investments reported to the Boards that ING is committed to conducting its business with the highest standards of ethical conduct with zero tolerance for noncompliance. Accordingly, Investments advised the Boards that ING management was disappointed that its voluntary internal review identified these situations. Viewed in the context of the breadth and magnitude of its U.S. business as a whole, ING management does not believe that ING’s acquired companies had systemic ethical or compliance issues in these areas. Nonetheless, Investments reported that given ING’s refusal to tolerate any lapses, it has taken the steps noted below, and will continue to seek opportunities to further strengthen the internal controls of its affiliates.

•                  ING has agreed with the ING Funds to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING’s internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC.  Investments reported to the Boards that ING management believes that the total amount of any indemnification obligations will not be material to ING or its U.S. business.

•                  ING updated its Code of Conduct for employees reinforcing its employees’ obligation to conduct personal trading activity consistent with the law, disclosed limits, and other requirements.

Other Regulatory Matters.

The New York Attorney General (the “NYAG”) and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices (including suitability); specific product types (including group annuities and indexed annuities); fund selection for investment products and brokerage sales; and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. ING has received formal and informal requests in connection with such investigations, and is cooperating fully with each request.

Other federal and state regulators could initiate similar actions in this or other areas of ING’s businesses. These regulatory initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which ING is engaged. In light of these and other developments, ING continuously reviews whether modifications to its business practices are appropriate. At this time, in light of the current regulatory factors, ING U.S. is actively engaged in reviewing whether any modifications in our practices are appropriate for the future.

2

There can be no assurance that these matters, or the adverse publicity associated with them, will not result in increased fund redemptions, reduced sale of fund shares, or other adverse consequences to ING Funds.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

3

Prospectus

Prospectus

June 30, 2008

25,000,000 Common Shares

ING Prime Rate Trust

This Prospectus sets forth concisely the information about ING Prime Rate Trust ("Trust") that a prospective investor ought to know before investing. You should read it carefully before you invest, and keep it for future reference.

The Trust has filed with the U.S. Securities and Exchange Commission ("SEC") a Statement of Additional Information ("SAI") dated June 30, 2008 containing additional information about the Trust. The SAI is incorporated by reference in its entirety into this Prospectus. You may obtain a free copy of the SAI, annual shareholder report and semi-annual shareholder report by contacting the Trust at (800) 992-0180 or by writing to the Trust at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. The Trust's SAI and annual and semi-annual shareholder reports are available, free of charge, on the Trust's website at www.ingfunds.com. The Prospectus, SAI and other information about the Trust are also available on the SEC's website (http://www.sec.gov). The table of contents for the SAI appears on page 32 of this Prospectus.

Common Shares of the Trust trade on the New York Stock Exchange (the "NYSE") under the symbol PPR.

Market fluctuations and general economic conditions can adversely affect the Trust. There is no guarantee that the Trust will achieve its investment objective. Investment in the Trust involves certain risks and special considerations, including risks associated with the Trust's use of leverage. See "Risk Factors and Special Considerations" on pages 5 and 17 for a discussion of any factors that make investment in the Trust speculative or high risk.

Neither the SEC nor any state securities commission has approved or disapproved these securities, or determined that this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WHAT'S INSIDE

  INVESTMENT
OBJECTIVE

  PRINCIPAL
INVESTMENT
STRATEGIES

  RISKS

  WHAT YOU PAY TO INVEST

This Prospectus contains a description of ING Prime Rate Trust ("Trust"), including the Trust's investment objective, principal investment strategies and risks.

You'll also find:

What you pay to invest. A list of the fees and expenses you pay — both directly and indirectly — when you invest in the Trust.

Introduction to ING Prime Rate Trust	1

Prospectus Synopsis	2

What You Pay To Invest — Trust Expenses	7

Financial Highlights	10

Trading and NAV Information	12

Investment Objective and Policies	13

The Trust's Investments	15

Risk Factors and Special Considerations	17

Transaction Policies	22

Plan of Distribution	23

Use of Proceeds	24

Dividends and Distributions	24

Investment Management and Other Service Providers	25

Description of the Trust	27

Description of Capital Structure	29

Tax Matters	30

More Information	31

Statement of Additional Information Table of Contents	32

(THIS PAGE INTENTIONALLY LEFT BLANK)

INTRODUCTION TO ING PRIME RATE TRUST

Risk is the potential that your investment will lose money or not earn as much as you hope. All mutual funds have varying degrees of risk, depending upon the securities in which they invest.

This Trust involves certain risks and special considerations, including risks associated with investing in below investment grade assets and risks associated with the Trust's use of borrowing and other leverage strategies. See "Risk Factors and Special Considerations" on pages 5 and 17.

Please read this Prospectus carefully to be sure you understand the principal investment strategies and risks associated with the Trust. You should consult the SAI for a complete list of the principal investment strategies and risks.

If you have any questions about the Trust, please call your investment professional or us at 1-800-992-0180.

This Prospectus is designed to help you make an informed decision about making an investment in the Trust. Please read it carefully and retain it for future reference.

Who should invest in the Trust?

THE TRUST MAY BE A SUITABLE INVESTMENT IF YOU:

•  are seeking a high level of current income; and

•  are willing to accept the risks associated with an investment in a leveraged portfolio consisting primarily of senior loans that are typically below investment grade credit quality.

DESCRIPTION OF THE TRUST

The Trust is a diversified, closed-end management investment company that seeks to provide investors with as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve this objective by investing in a professionally managed portfolio comprised primarily of senior loans, an investment typically not available directly to individual investors.

Since the senior loans in the Trust's portfolio typically are below investment grade credit quality and the portfolio is leveraged, the Trust has speculative characteristics. The Trust cannot guarantee that it will achieve its investment objective.

Common Shares of the Trust trade on the New York Stock Exchange ("NYSE") under the symbol PPR.

The Trust's investment adviser is ING Investments, LLC. The Trust's sub-adviser is ING Investment Management Co.

 If you have any questions, please call 1-800-992-0180.

Introduction to the Trust
1

PROSPECTUS SYNOPSIS

The following synopsis is qualified in its entirety by reference to the more detailed information appearing elsewhere in this Prospectus.

DESCRIPTION OF
THE TRUST

The Trust	The Trust is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"). It was organized as a Massachusetts business trust on December 2, 1987. As of June 16, 2008, the Trust's net asset value ("NAV") per Common Share was $6.52.

NYSE Listed	As of June 16, 2008, the Trust had 145,094,493 Common Shares outstanding, which are traded on the NYSE under the symbol PPR. At that date, the last reported sales price of a Common Share of the Trust was $5.83.

Investment Objective	To provide investors with as high a level of current income as is consistent with the preservation of capital. There is no assurance that the Trust will achieve its investment objective.

Adviser/Sub-Adviser	The Trust's investment adviser is ING Investments, LLC ("ING Investments" or "Adviser"), an Arizona limited liability company. As of March 31, 2008, ING Investments managed approximately $49.7 billion in assets.
The Adviser is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Groep") (NYSE: ING). ING Groep is one of the largest financial services organizations in the world with approximately 120,000 employees. Based in Amsterdam, ING Groep offers an array of banking, insurance and asset management services to both individual and institutional investors.
The Adviser receives an annual fee, payable monthly, in an amount equal to 0.80% of the Trust's average daily gross asset value, minus the sum of the Trust's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Trust and the liquidation preference of any outstanding preferred shares) ("Managed Assets"). This definition includes the assets acquired through the Trust's use of leverage.
ING Investment Management Co. ("ING IM" or "Sub-Adviser") serves as sub-adviser to the Trust. See "Investment Management and Other Service Providers — Sub-Adviser" on page 25. ING IM is an affiliate of the Adviser.

Distributions	Income dividends on Common Shares accrue and are declared and paid monthly. Income dividends may be distributed in cash or reinvested in additional full and fractional shares of the Trust through the Trust's Shareholder Investment Program.

Principal Investment Strategies	The Trust seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. dollar denominated floating rate secured senior loans ("Senior Loans"). The Trust will provide shareholders with at least 60 days' prior notice of any change in this investment policy. Under normal circumstances, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States or in U.S. territories or possessions or Canada.
The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Adviser or Sub-Adviser believes justifies treatment as senior debt. These Senior Loans are typically below investment grade quality.
The Trust typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Trust becomes one of a number of lenders investing in the loan. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps, and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Trust seeks to minimize such counterparty risk by purchasing such investments from large, well established and highly rated counterparties.

Prospectus Synopsis
2

PROSPECTUS SYNOPSIS

Other Investment Strategies and Policies	Assets not invested in Senior Loans may be invested in unsecured loans, subordinated loans, tranches of floating rate asset-backed securities, including structured notes, short-term debt securities, and equities acquired in connection with investments in loans. See "Investment Objective and Policies" on page 13.
Loans in which the Trust invests typically have multiple reset periods at the same time, with each reset period applicable to a designated portfolio of the loan. The maximum duration of an interest rate reset on any loan in which the Trust may invest is one year. In order to achieve overall reset balance, the Trust will ordinarily maintain a dollar-weighted average time until the next interest rate adjustment on its loans of 90 days or less.
Normally at least 80% of the Trust's portfolio will be invested in Senior Loans with maturities of one to ten years. The maximum maturity on any loan in which the Trust may invest is ten years.
To seek to increase the yield on the Common Shares, the Trust may engage in lending its portfolio securities. Such lending will be fully secured by investment grade collateral held by an independent agent.
The Fund may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments: loans to borrowers organized outside the United States and in U.S. territories and possessions or Canada, unsecured floating rate loans, notes and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, short-term debt securities; and equity securities incidental to investment in loans. See "Investment Objective and Policies" on page 13.
The Trust may engage in executing repurchase and reverse repurchase agreements.

Leverage	To seek to increase the yield on the Common Shares, the Trust employs financial leverage by borrowing money and issuing preferred shares. The timing and terms of leverage will be determined by the Trust's Board of Trustees ("Board") in consultation with the Adviser or Sub-Adviser. See "Risk Factors and Special Considerations — Leverage" on page 18.

Borrowings	Under the 1940 Act, the Trust may borrow up to an amount equal to 33 1/3% of its total assets (including the proceeds of the borrowings) less all liabilities other than borrowings. The Trust's obligations to holders of its debt are senior to its ability to pay dividends on, or repurchase, Common Shares and preferred shares, or to pay holders of Common Shares and preferred shares in the event of liquidation.

 If you have any questions, please call 1-800-992-0180.

Prospectus Synopsis
3

PROSPECTUS SYNOPSIS

Preferred Shares	Under the 1940 Act, the Trust may issue preferred shares so long as immediately after any issuance of preferred shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding shares.
The Trust is authorized to issue an unlimited number of shares of a class of preferred stock in one or more series. In November 2000, the Trust issued 3,600 shares each of Series M, T, W, Th and F Auction Rate Cumulative Preferred Shares, $0.01 par value, $25,000 liquidation preference per share, for a total issuance of $450 million ("Preferred Shares"). The Trust's obligations to holders of the Preferred Shares are senior to its ability to pay dividends on, or repurchase, Common Shares, or to pay holders of Common Shares in the event of liquidation.
The 1940 Act also requires that the holders of the Preferred Shares, voting as a separate class, have the right to:
• elect at least two trustees at all times; and
• elect a majority of the trustees at any time when dividends on any series of Preferred Shares are unpaid for two full years.
In each case, the holders of Common Shares voting separately as a class will elect the remaining trustees.
Since early February 2008, the Trust has not received hold orders and purchase requests for its Preferred Shares during their weekly auctions that equaled the full amount of such shares. As a result, under the terms of the Preferred Shares, the amount sold by each selling shareholder was reduced pro rata or to zero. In addition, the dividend rate on such preferred shares, which is normally set by means of a Dutch auction procedure, automatically reset to the maximum rate permitted under the Preferred Shares program. That maximum rate is 150% of the applicable commercial paper base rate on the day of the auction. It is unclear whether the dividend rate for the Preferred Shares will be set by means of an auction again in the future. On June 9, 2008, the Trust announced the approval by the Board of Trustees of a partial redemption of its outstanding Preferred Shares. The Trust expects to redeem approximately $225 million of the $450 million of its outstanding Preferred Shares. The Preferred Shares are expected to be redeemed using proceeds available through the Trust's existing bank loan facility. Redemption costs and the on-going costs of obtaining leverage through a bank loan facility may reduce returns to Common Shares and may be higher than the costs of leverage obtained through the Preferred Shares. The Trust and the Board of Trustees will continue to closely monitor the situation and evaluate potential options to restore liquidity to and/or provide additional refinancing options for this market in the context of regulatory guidelines, as well as the economic and tax implications for both its Common and Preferred shareholders.

Diversification	The Trust maintains a diversified investment portfolio, an investment strategy which seeks to limit exposure to any one issuer or industry.
As a diversified investment company, the Trust may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue. The Trust will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Trust does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Trust will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Trust acquires a loan) to be an issuer of the loan. This investment strategy is a fundamental policy that may not be changed without shareholder approval. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.

Concentration	In addition, a maximum of 25% of the Trust's total assets, measured at the time of investment, may be invested in any one industry. This investment strategy is also a fundamental policy that may not be changed without shareholder approval.

Prospectus Synopsis
4

PROSPECTUS SYNOPSIS

Plan of Distribution	The Common Shares are offered by the Trust through the Trust's Shareholder Investment Program. The Shareholder Investment Program allows participating shareholders to reinvest all dividends in additional shares of the Trust, and also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month. The Trust and ING Funds Distributor, LLC ("ING Funds Distributor") reserve the right to reject any purchase order. Please note that cash, travelers checks, third-party checks, money orders and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted. Common Shares may be issued by the Trust under the Shareholder Investment Program only if the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common Shares are trading at a discount to NAV, Common Shares purchased under the Shareholder Investment Program will be purchased on the open market. See "Plan of Distribution" on pages 23 and 24.
Shareholders may elect to participate in the Shareholder Investment Program by telephoning the Trust or submitting a completed Participation Form to DST Systems, Inc. ("DST").
Common Shares also may be offered pursuant to privately negotiated transactions between the Trust or ING Funds Distributor and individual investors. Common Shares of the Trust issued in connection with privately negotiated transactions will be issued at the greater of (i) NAV per Common Share of the Trust's Common Shares or (ii) at a discount ranging from 0% to 5% of the average daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. See "Plan of Distribution" on pages 23 and 24.

Administrator	The Trust's administrator is ING Funds Services, LLC ("Administrator"). The Administrator is an affiliate of the Adviser. The Administrator receives an annual fee, payable monthly, in a maximum amount equal to 0.25% of the Trust's Managed Assets.

RISK FACTORS
AND SPECIAL
CONSIDERATIONS

Credit Risk on Senior Loans	The Trust invests a substantial portion of its assets in below investment grade Senior Loans and other below investment grade assets. Below investment grade loans involve a greater risk that borrowers may not make timely payment of the interest and principal due on their loans. They also involve a greater risk that the value of such loans could decline significantly. If borrowers do not make timely payments of the interest due on their loans, the yield on the Trust's Common Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the Trust's NAV will decrease.

Interest Rate Risk	Changes in short-term market interest rates will directly affect the yield on the Trust's Common Shares. If short-term market interest rates fall, the yield on the Trust's Common Shares will also fall. To the extent that the interest rate spreads on loans in the Trust's portfolio experience a general decline, the yield on the Trust's Common Shares will fall and the value of the Trust's assets may decrease, which will cause the Trust's NAV to decrease. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Trust's portfolio, the impact of rising rates will be delayed to the extent of such lag.

Discount from NAV	As with any security, the market value of the Common Shares may increase or decrease from the amount that you paid for the Common Shares.
The Trust's Common Shares may trade at a discount to NAV. This is a risk separate and distinct from the risk that the Trust's NAV per Common Share may decrease.

 If you have any questions, please call 1-800-992-0180.

Prospectus Synopsis
5

PROSPECTUS SYNOPSIS

Leverage	The Trust's use of leverage through borrowings and the issuance of Preferred Shares can adversely affect the yield on the Trust's Common Shares. To the extent that the Trust is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Trust's Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Trust invests, the effect of that decline will be magnified in the Trust because of the additional assets purchased with the proceeds of the leverage. As of June 16, 2008, the Trust had $592 million of total leverage, including $142 million of borrowings under two credit facilities and $450 million Preferred Shares (issued and outstanding).

Limited Secondary Market For Loans	Because of the limited secondary market for loans, the Trust may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price.

Demand For Loans	An increase in demand for loans may adversely affect the rate of interest payable on new loans acquired by the Trust, and it may also increase the price of loans in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Trust's portfolio, which could cause the Trust's NAV to decline.

Impact of Shareholder Investment Program and Privately Negotiated Transactions	The issuance of Common Shares through the Shareholder Investment Program and/or through privately negotiated transactions may have an adverse effect on prices in the secondary market for the Trust's Common Shares by increasing the number of Common Shares available for sale. In addition, the Common Shares may be issued at a discount to the market price for such Common Shares, which may put downward pressure on the market price for Common Shares of the Trust.

Investment in Foreign Borrowers	The Trust may hold a portion of its assets in short-term interest bearing instruments. Moreover, in periods when, in the opinion of the Adviser or Sub-Adviser, a temporary defensive position is appropriate, up to 100% of the Trust's assets may be held in cash or short-term interest bearing instruments. The Trust may not achieve its investment objective when pursuing a temporary defensive position.
The Trust may invest up to 20% of its total assets, measured at the time of investment, in loans, secured or unsecured, to borrowers that are organized or located in countries outside the United States and U.S. territories and possessions or Canada. The Trust may invest up to 15% of its total assets, measured at the time of investment, in investments denominated in the Organization for Economic Co-operation and Development ("OECD") currencies (including the Euro), other than the U.S. dollar. The Trust will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Trust arising from foreign currency fluctuations. The Trust may not be entirely successful in implementing this hedging strategy, resulting in the Trust being adversely affected by foreign currency fluctuations. Investment in foreign borrowers involves special risks, including that foreign borrowers may be subject to:
• less rigorous regulatory, accounting and reporting requirements than U.S. borrowers;
• differing legal systems and laws relating to creditors' rights;
• the potential inability to enforce legal judgments;
• economic adversity that would result if the value of the borrower's non-U.S. dollar denominated revenues and assets were to fall because of fluctuations in currency values; and
• the potential for political, social and economic adversity in the foreign borrower's country.

Prospectus Synopsis
6

WHAT YOU PAY TO INVEST — TRUST EXPENSES

The cost you pay to invest in the Trust includes the expenses incurred by the Trust. In accordance with SEC requirements, the table below shows the expenses of the Trust, including interest expense on borrowings, as a percentage of the average net assets of the Trust, and not as a percentage of gross assets or Managed Assets. By showing expenses as a percentage of net assets, expenses are not expressed as a percentage of all of the assets that are invested for the Trust. The Table below assumes that the Trust has issued $450 million of Preferred Shares and has borrowed an amount equal to 25% of its Managed Assets. For information about the Trust's expense ratios if the Trust had not borrowed or issued Preferred Shares, see "Risk Factors and Special Considerations — Annual Expenses Without Borrowings or Preferred Shares."

Shareholder Transaction Expenses
Shareholder Investment Program Fees	NONE
Privately Negotiated Transactions Maximum Sales Load on Your Investment (as a percentage of offering price)	3.00%
Annual Expenses (as a percentage of net assets attributable to Common Shares)
Management and Administrative Fees(1)	2.01%
Interest Expense on Borrowed Funds	2.74%
Other Operating Expenses(2)	0.31%
Total Annual Expenses(3)	5.06%

(1)  Pursuant to the Investment Advisory Agreement with the Trust, ING Investments is paid a fee of 0.80% of the Trust's Managed Assets. Pursuant to its Administration Agreement with the Trust, the Trust's Administrator is paid a fee of 0.25% of the Trust's Managed Assets. See "Investment Management and Other Service Providers — The Administrator."

(2)  Other Operating Expenses are based on estimated amounts for the current fiscal year, which, in turn, are based on other operating expenses for the fiscal year ended February 29, 2008, and do not include the expenses of borrowing.

(3)  If the Total Annual Expenses of the Trust were expressed as a percentage of Managed Assets (assuming the same 25% borrowing), the Total Annual Expense ratio would be 2.65%.

 If you have any questions, please call 1-800-992-0180.

What You Pay to Invest — Trust Expenses
7

WHAT YOU PAY TO INVEST — TRUST EXPENSES

Examples

The following hypothetical Examples show the amount of the expenses that an investor in the Trust would bear on a $1,000 investment that is held for the different time periods in the table. The examples assume that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under Total Annual Expenses remain the same in the years shown. The tables and the assumption in the hypothetical examples of a 5% annual return are required by regulations of the SEC applicable to all investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Trust's Common Shares. For more complete descriptions of certain of the Trust's costs and expenses, see "Investment Management and Other Service Providers."

Example #1

The following Example applies to shares issued in connection with the Trust's Shareholder Investment Program. This example does not take into account whether such shares are purchased at a discount or a premium to the Trust's NAV.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and where the Trust has borrowed in an amount equal to 25% of its Managed Assets.	$51	$155	$263	$547
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and where the Trust has not borrowed.	$18	$57	$98	$213

Example #2

The following Example applies to shares issued in connection with privately negotiated transactions, which have the maximum front-end sales load of 3%.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and where the Trust has borrowed in an amount equal to 25% of its Managed Assets.	$79	$181	$285	$560
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and where the Trust has not borrowed.	$48	$85	$125	$236

The purpose of each table is to assist you in understanding the various costs and expenses that an investor in the Trust will bear directly or indirectly.

The foregoing Examples should not be considered a representation of future expenses, and actual expenses may be greater or less than those shown.

What You Pay to Invest — Trust Expenses
8

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FINANCIAL HIGHLIGHTS

Financial Highlights Table

The table below sets forth selected financial information. The financial information for the most recent 5 fiscal years has been derived from the financial statements in the Trust's annual shareholder report dated as of February 29, 2008. The information in the table below has been audited by KPMG LLP, an independent registered public accounting firm. A report of the Trust's independent registered public accounting firm along with the Trust's financial statements for the most recent 5 fiscal years is included in the Trust's annual shareholder report dated as of February 29, 2008. A free copy of the annual shareholder report may be obtained by calling (800) 992-0180.

	Years Ended February 28 or February 29,
	2008	2007	2006	2005	2004	2003
Per Share Operating Performance
Net asset value, beginning of year	$7.65	$7.59	$7.47	$7.34	$6.73	$7.20
Income (loss) from investment operations:
Net investment income	0.75	0.71	0.57	0.45	0.46	0.50
Net realized and unrealized gain (loss) on investments	(1.57)	0.06	0.12	0.16	0.61	(0.47)
Total from investment operations	(0.82)	0.77	0.69	0.61	1.07	0.03
Distributions to Common Shareholders from net investment income	(0.56)	(0.55)	(0.46)	(0.43)	(0.42)	(0.45)
Distribution to Preferred Shareholders	(0.16)	(0.16)	(0.11)	(0.05)	(0.04)	(0.05)
Increase on net asset value from share offerings	—	—	—	—	—	—
Reduction in net asset value from Preferred Shares offerings	—	—	—	—	—	—
Net asset value, end of year	$6.11	$7.65	$7.59	$7.47	$7.34	$6.73
Closing market price at end of year	$5.64	$7.40	$7.02	$7.56	$7.84	$6.46
Total Investment Return(1)
Total investment return at closing market price(2)	(17.25)%	13.84%	(0.82)%	2.04%	28.77%	2.53%
Total investment return at net asset value(3)	(13.28)%	8.85%	8.53%	7.70%	15.72%	0.44%
Ratios/Supplemental Data
Net assets end of year (000's)	$886,976	$1,109,539	$1,100,671	$1,082,748	$1,010,325	$922,383
Preferred Shares-Aggregate amount outstanding (000's)	$450,000	$450,000	$450,000	$450,000	$450,000	$450,000
Liquidation and market value per share of Preferred Shares	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
Borrowings at end of year (000's)	$338,000	$281,000	$465,000	$496,000	$225,000	$167,000
Asset coverage per $1,000 of debt(4)	$2,125	$2,517	$2,203	$2,140	$2,500	$2,500
Average borrowings (000's)	$391,475	$459,982	$509,178	$414,889	$143,194	$190,671
Ratios to average net assets including Preferred Shares(5)
Expenses (before interest and other fees related to revolving credit facility)	1.54%	1.57%	1.64%	1.60%	1.45%	1.49%
Net expenses after expense reimbursement	3.05%	3.27%	3.02%	2.21%	1.65%	1.81%
Gross expenses prior to expense reimbursement	3.05%	3.27%	3.02%	2.22%	1.65%	1.81%
Net investment income	7.23%	6.68%	5.44%	4.21%	4.57%	4.97%
Ratios to average net assets plus borrowings
Expenses (before interest and other fees related to revolving credit facility)	1.60%	1.56%	1.58%	1.63%	1.84%	1.82%
Expenses	—	—	—	—	—	—
Net expenses after expense reimbursement(6)	3.17%	3.25%	2.90%	2.26%	2.09%	2.23%
Gross expenses prior to expense reimbursement(6)	3.17%	3.25%	2.90%	2.27%	2.09%	2.23%
Net investment income	7.53%	6.63%	5.24%	4.32%	5.82%	6.10%
Ratios to average net assets
Expenses (before interest and other fees related to revolving credit facility)	2.20%	2.21%	2.33%	2.29%	2.11%	2.19%
Net expenses after expense reimbursement	4.36%	4.62%	4.27%	3.17%	2.40%	2.68%
Gross expenses prior to expense reimbursement	4.36%	4.62%	4.27%	3.18%	2.40%	2.68%
Net investment income	10.35%	9.42%	7.71%	6.04%	6.68%	7.33%
Portfolio turnover rate	60%	60%	81%	93%	87%	48%
Common shares outstanding at end of year (000's)	145,094	145,033	145,033	145,033	137,638	136,973

(1)  Total investment return calculations are attributable to common shares.

(2)  Total investment return at closing market price measures the change in the market value of your investment assuming reinvestment of dividends and capital gain distributions, if any, in accordance with the provisions of the Trust's dividend reinvestment plan.

(3)  Total investment return at net asset value has been calculated assuming a purchase at net asset value at the beginning of each period and a sale at net asset value at the end of each period and assumes reinvestment of dividends and capital gain distributions in accordance with the provisions of the dividend reinvestment plan. This calculation differs from total investment return because it excludes the effects of changes in the market values of the Trust's shares.

(4)  Asset coverage represents the total assets available for settlement of Preferred Stockholder's interest and notes payables in relation to the Preferred Shareholder interest and notes payable balance outstanding. The Preferred Shares were first offered November 2, 2000.

(5)  Ratios do not reflect the effect of dividend payments to Preferred Shareholders; income ratios reflect income earned on assets attributable to the Preferred Shares; ratios do not reflect any add-back for the borrowings.

(6)  The Adviser agreed to reduce its fee for a period of three years from the Expiration Date of the November 12, 1996 Rights Offering to 0.60% of the average daily net assets, plus the proceeds of any outstanding borrowings, over $1.15 billion.

(7)  Calculated on total expenses before impact of earnings credits.

(A)  Had the Trust not amortized premiums and accreted discounts, the ratio of net investment income to average net assets including Preferred Shares would have been 6.43% for the year ended February 28, 2002.

(B)  Had the Trust not amortized premiums and accreted discounts, the ratio of net investment income to average net assets plus borrowings applicable to common shares would have been 6.82% for the year ended February 28, 2002.

(C)  Had the Trust not amortized premiums and accreted discounts, the ratio of net investment income to average net assets applicable to common shares would have been 9.22% for the year ended February 28, 2002.

Financial Highlights
10

FINANCIAL HIGHLIGHTS

	Years Ended February 28 or February 29,
	2002		2001	2000		1999(6)
Per Share Operating Performance
Net asset value, beginning of year	$8.09		$8.95	$9.24		$9.34
Income (loss) from investment operations:
Net investment income	0.74		0.88	0.79		0.79
Net realized and unrealized gain (loss) on investments	(0.89)		(0.78)	(0.30)		(0.10)
Total from investment operations	(0.15)		0.10	0.49		0.69
Distributions to Common Shareholders from net investment income	(0.63)		(0.86)	(0.78)		(0.82)
Distribution to Preferred Shareholders	(0.11)		(0.06)	—		—
Increase on net asset value from share offerings	—		—	—		0.03
Reduction in net asset value from Preferred Shares offerings	—		(0.04)	—		—
Net asset value, end of year	$7.20		$8.09	$8.95		$9.24
Closing market price at end of year	$6.77		$8.12	$8.25		$9.56
Total Investment Return(1)
Total investment return at closing market price(2)	(9.20)%		9.10%	(5.88)%		1.11%
Total investment return at net asset value(3)	(3.02)%		0.19%	5.67%		7.86%
Ratios/Supplemental Data
Net assets end of year (000's)	$985,982		$1,107,432	$1,217,339		$1,202,565
Preferred Shares-Aggregate amount outstanding (000's)	$450,000		$450,000	$—		$—
Liquidation and market value per share of Preferred Shares	$25,000		$25,000	$—		$—
Borrowings at end of year (000's)	$282,000		$510,000	$484,000		$—
Asset coverage per $1,000 of debt(4)	$2,350		$2,150	$3,520		$—
Average borrowings (000's)	$365,126		$450,197	$524,019		$490,978
Ratios to average net assets including Preferred Shares(5)
Expenses (before interest and other fees related to revolving credit facility)	1.57%		1.62%	—		—
Net expenses after expense reimbursement	2.54%		3.97%	—		—
Gross expenses prior to expense reimbursement	2.54%		3.97%	—		—
Net investment income	6.83	%(A)	9.28%	—		—
Ratios to average net assets plus borrowings
Expenses (before interest and other fees related to revolving credit facility)	1.66%		1.31%	1.00	%(7)	1.05	%(7)
Expenses	—		3.21%	2.79	%(7)	2.86	%(7)
Net expenses after expense reimbursement(6)	2.70%		—	—		—
Gross expenses prior to expense reimbursement(6)	2.70%		—	—		—
Net investment income	7.24	%(B)	7.50%	6.12%		6.00%
Ratios to average net assets
Expenses (before interest and other fees related to revolving credit facility)	2.25%		1.81%	1.43	%(7)	1.50	%(7)
Net expenses after expense reimbursement	3.64%		4.45%	4.00	%(7)	4.10	%(7)
Gross expenses prior to expense reimbursement	3.64%		4.45%	4.00	%(7)	4.10	%(7)
Net investment income	9.79	%(C)	10.39%	8.77%		8.60%
Portfolio turnover rate	53%		46%	71%		68%
Common shares outstanding at end of year (000's)	136,973		136,847	136,036		130,206

 If you have any questions, please call 1-800-992-0180.

Financial Highlights
11

TRADING AND NAV INFORMATION

The following table shows for the Trust's Common Shares for the periods indicated: (1) the high and low closing prices as shown on the NYSE Composite Transaction Tape; (2) the NAV per Common Share represented by each of the high and low closing prices as shown on the NYSE Composite Transaction Tape; and (3) the discount from or premium to NAV per Share (expressed as a percentage) represented by these closing prices. The table also sets forth the aggregate number of shares traded as shown on the NYSE Composite Transaction Tape during the respective quarter.

	Price		NAV		Premium/(Discount) To NAV		Reported
Calendar Quarter Ended	High	Low	High	Low	High	Low	NYSE Volume
March 31, 2006	7.12	6.72	7.62	7.42	(6.19)	(9.43)	21,188,110
June 30, 2006	7.11	6.83	7.63	7.48	(4.95)	(10.13)	20,530,200
September 30, 2006	7.14	7.00	7.52	7.45	(4.67)	(6.54)	22,496,800
December 31, 2006	7.25	7.09	7.57	7.39	(3.38)	(5.47)	24,088,200
March 31, 2007	7.44	7.20	7.65	7.53	(2.38)	(4.51)	24,173,486
June 30, 2007	7.90	7.33	7.68	7.61	3.40	(3.93)	28,919,700
September 30, 2007	7.65	6.23	7.63	7.02	0.39	(12.38)	34,681,500
December 31, 2007	7.07	6.16	7.28	6.90	(2.35)	(11.24)	27,286,400
March 31, 2008	6.41	5.25	6.92	5.87	(4.33)	(13.08)	38,127,200

On June 16, 2008, the last reported sale price of a Common Share of the Trust's Common Shares on the NYSE was $5.83. The Trust's NAV on June 16, 2008 was $6.52. See "Transaction Policies — Net Asset Value." On June 16, 2008 the last reported sale price of a share of the Trust's Common Shares on the NYSE ($5.83) represented a (10.58%) discount below the NAV ($6.52) as of that date.

The Trust's Common Shares have traded in the market above, at, and below NAV since March 9, 1992, when the Trust's Common Shares were listed on the NYSE. The Trust cannot predict whether its Common Shares will trade in the future at a premium or discount to NAV, and if so, the level of such premium or discount. Shares of closed-end investment companies frequently trade at a discount from NAV.

Trading and NAV Information
12

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Trust's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital. The Trust seeks to achieve this investment objective by investing in the types of assets described below:

1.  Senior Loans. Under normal circumstances, at least 80% of the Trust's net assets, plus the amount of any borrowings for investment purposes, will be invested in Senior Loans. This investment policy may be changed without shareholder approval so long as the Trust provides its shareholders with at least 60 days' prior notice of any changes in this investment policy. Under normal circumstances, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States and in U.S. territories and possessions or Canada.

The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics (such as a senior position secured by liens on a borrower's assets) that the Adviser or Sub-Adviser believes justify treatment as senior debt. These Senior Loans are typically below investment grade credit quality.

The Trust typically makes its investments in Senior Loans by purchasing a portion of the overall loan, i.e., the Trust becomes one of a number of lenders investing in the loan. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counterparty risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. The Trust seeks to minimize such counterparty risk by purchasing such investments only from large, well established and highly rated counter-parties.

2.  Other Investments. Under normal circumstances, the Trust may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments ("Other Investments"):

•  loans to borrowers organized outside the United States and U.S. territories and possessions or Canada;

•  unsecured floating rate loans, notes and other debt instruments;

•  floating rate subordinated loans;

•  tranches of floating rate asset-backed securities, including structured notes;

•  short-term debt securities; and

•  equity securities incidental to investments in loans.

3.  Cash and Short-Term Instruments. Under normal circumstances, the Trust may invest in cash and/or short-term instruments. During periods when, in the opinion of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or short-term instruments.

4.  Other Investment Strategies. The Trust may lend its portfolio securities, on a short-term or long-term basis, in an amount equal to up to 33 1/3% of its total assets.

Fundamental Diversification Policies

1.  Industry Diversification. The Trust may invest in any industry. The Trust may not invest more than 25% of its total assets, measured at the time of investment, in any single industry.

2.  Borrower Diversification. As a diversified investment company, the Trust may not make investments in any one issuer (other than the U.S. government) if, immediately after such purchase or acquisition, more than 5% of the value of the Trust's total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue. The Trust will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. With respect to no more than 25% of its total assets, the Trust may make investments that are not subject to the foregoing restrictions.

These fundamental diversification policies may only be changed with approval by a majority of all shareholders, including the vote of a majority of the holders of Preferred Shares, and holders of any other preferred shares, voting separately as a class.

Investment Policies

The Adviser and Sub-Adviser follow certain investment policies set by the Trust's Board. Some of those policies are set forth below. Please refer to the SAI for additional information on these and other investment policies.

1.  Limitations on Currencies. The Trust's investments must be denominated in U.S. dollars, provided that the Trust may invest up to 15% of its total assets in investments denominated in the OECD currencies (including the Euro), other than the U.S. dollar. The Trust will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Trust arising from foreign currency fluctuations.

2.  Maturity. Although the Trust has no restrictions on portfolio maturity, under

 If you have any questions, please call 1-800-992-0180.

Investment Objective and Policies
13

INVESTMENT OBJECTIVE AND POLICIES

normal circumstances, at least 80% of the Trust's total assets will be invested in assets with remaining maturities of one to ten years. The maximum maturity on any loan in which the Trust can invest is ten years.

3.  Limitations on Other Investments. The Trust may also invest up to 20% of its total assets, measured at the time of investment, in Other Investments. The following additional limitations apply to Other Investments:

a.  Unsecured Debt Instruments. The Trust may not invest in unsecured floating rate loans, notes and other debt instruments in an aggregate amount that exceeds 20% of the Trust's total assets, measured at the time of investment.

b.  Equities. The Trust may acquire equity securities only as an incident to the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt.

c.  Subordinated Loans. The Trust may not invest in floating rate subordinated loans, whether or not secured, in an aggregated amount that exceeds 5% of its total assets, measured at the time of investment.

4.  Investment Quality; Credit Analysis. Loans in which the Trust invests generally are rated below investment grade credit quality or are unrated. In acquiring a loan, the Adviser or Sub-Adviser will consider some or all of the following factors concerning the borrower: ability to service debt from internally generated funds; adequacy of liquidity and working capital; appropriateness of capital structure; leverage consistent with industry norms; historical experience of achieving business and financial projections; the quality and experience of management; and adequacy of collateral coverage. The Adviser or Sub-Adviser performs its own independent credit analysis of each borrower. In so doing, the Adviser or Sub-Adviser may utilize information and credit analyses from agents that originate or administer loans, other lenders investing in a loan, and other sources. The Adviser or Sub-Adviser also may communicate directly with management of the borrowers. These analyses continue on a periodic basis for any Senior Loan held by the Trust. See "Risk Factors and Special Considerations — Credit Risk on Senior Loans."

5.  Use of Leverage. The Trust may borrow money and issue preferred shares to the fullest extent permitted by the 1940 Act. See "Policy on Borrowing" and "Policy on Issuance of Preferred Shares" below.

6.  Short-term Instruments. Short-term instruments in which the Trust invests may include (i) commercial paper rated A-1 by Standard and Poor's Rating Services ("S&P") or P-1 by Moody's Investors Service, Inc. ("Moody's"), or of comparable quality as determined by the Adviser or Sub-Adviser, (ii) certificates of deposit, banker's acceptances, and other bank deposits and obligations, and (iii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.

Policy on Borrowing

The Trust has a policy of borrowing for investment purposes. The Trust seeks to use proceeds from borrowing to acquire loans and other investments which pay interest at a rate higher than the rate the Trust pays on borrowings. Accordingly, borrowing has the potential to increase the Trust's total income available to holders of its Common Shares.

The Trust may issue notes, commercial paper, or other evidences of indebtedness and may be required to secure repayment by mortgaging, pledging, or otherwise granting a security interest in the Trust's assets. The terms of any such borrowings are subject to the provisions of the 1940 Act, and also subject to the more restrictive terms of the credit agreements relating to borrowings and additional guidelines imposed by rating agencies which are more restrictive than the provisions of the 1940 Act. The Trust is permitted to borrow an amount equal to up to 33 1/3%, or such other percentage permitted by law, of its total assets (including the amount borrowed) less all liabilities other than borrowings. See "Risk Factors and Special Considerations — Leverage" and "Risk Factors and Special Considerations — Restrictive Covenants and 1940 Act Restrictions."

Policy on Issuance of Preferred Shares

The Trust has a policy of issuing preferred shares for investment purposes. The Trust seeks to use the proceeds from preferred shares to acquire loans and other investments which pay interest at a rate higher than the dividends payable on preferred shares. The terms of the issuance of preferred shares are subject to the 1940 Act and to additional guidelines imposed by rating agencies, which are more restrictive than the provisions of the 1940 Act. Under the 1940 Act, the Trust may issue preferred shares so long as immediately after any issuance of preferred shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding shares. In November 2000, the Trust issued 18,000 Preferred Shares for a total of $450 million. See "Risk Factors and Special Considerations — Leverage."

Investment Objective and Policies
14

THE TRUST'S INVESTMENTS

As stated above under "Investment Objective and Policies", the Trust will invest primarily in Senior Loans. This section contains a discussion of the characteristics of Senior Loans and the manner in which those investments are made.

Senior Loan Characteristics

Senior Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases and internal growth. Senior Loans generally hold the most senior position in the capital structure of a borrower and are usually secured by liens on the assets of the borrowers, including tangible assets such as cash, accounts receivable, inventory, property, plant and equipment, common and/or preferred stock of subsidiaries, and intangible assets including trademarks, copyrights, patent rights and franchise value. The Trust may also receive guarantees as a form of collateral.

Senior Loans are typically structured to include two or more types of loans within a single credit agreement. The most common structure is to have a revolving loan and a term loan. A revolving loan is a loan that can be drawn upon, repaid fully or partially, and then the repaid portions can be drawn upon again. A term loan is a loan that is fully drawn upon immediately and once repaid it cannot be drawn upon again. Sometimes there may be two or more term loans, and they may be secured by different collateral and have different repayment schedules and maturity dates. In addition to revolving loans and term loans, Senior Loan structures can also contain facilities for the issuance of letters of credit, and may contain mechanisms for lenders to pre-fund letters of credit through credit-linked deposits.

The Trust typically invests only in the term loan portions of Senior Loan structures, although it does sometimes invest in the revolving loan portions and the pre-funded letters of credit portions.

By virtue of their senior position and collateral, Senior Loans typically provide lenders with the first right to cash flows or proceeds from the sale of a borrower's collateral if the borrower becomes insolvent (subject to the limitations of bankruptcy law, which may provide higher priority to certain claims such as, for example, employee salaries, employee pensions and taxes). This means Senior Loans are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders.

Senior Loans typically pay interest at least quarterly at rates which equal a fixed percentage spread over a base rate such as LIBOR. For example, if the London Inter-Bank Offered Rate ("LIBOR") were 3% and the borrower were paying a fixed spread of 2.50%, the total interest rate paid by the borrower would be 5.50%. Base rates and, therefore, the total rates paid on Senior Loans float, i.e., they change as market rates of interest change.

Although a base rate such as LIBOR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for its loan will change. A single loan may have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Senior Loan typically does not change.

Senior Loans generally are arranged through private negotiations between a borrower and several financial institutions represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents; however, generally only one such agent has primary responsibility for ongoing administration of a Senior Loan. Agents are typically paid fees by the borrower for their services. The agent is primarily responsible for negotiating the loan agreement which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. The agent also is responsible for monitoring collateral and for exercising remedies available to the lenders such as foreclosure upon collateral.

Loan agreements may provide for the termination of the agent's agency status in the event that it fails to act as required under the relevant loan agreement, becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment interpositioned between the Trust and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the Trust should not be included in such person's or entity's bankruptcy estate. If, however, any such amount were included in such person's or entity's bankruptcy estate, the Trust would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Trust could experience a decrease in the NAV.

The Trust acquires Senior Loans from lenders such as commercial and investment banks, insurance companies, finance companies, other investment companies and private investment funds.

Investment by the Trust

The Trust typically invests in Senior Loans primarily by purchasing an assignment of a portion of a Senior Loan from a third-party, either in connection with the original loan transaction (i.e., in the

 If you have any questions, please call 1-800-992-0180.

The Trust's Investments
15

THE TRUST'S INVESTMENTS

primary market) or after the initial loan transaction (i.e., in the secondary market). When the Trust purchases a Senior Loan in the primary market, it may share in a fee paid to the original lender. When the Trust purchases a Senior Loan in the secondary market, it may pay a fee to, or forego a portion of interest payments from, the lender making the assignment. The Trust may also make its investments in Senior Loans through the use of derivative instruments such as participations, credit-linked notes, credit default swaps and total return swaps as long as the reference obligation for any such instrument is a Senior Loan. Investments through the use of such derivative instruments involve counter party risk, i.e., the risk that the party from which such instrument is purchased will not perform as agreed. Unlike an assignment, as described below, the Trust does not have a direct contractual relationship with the borrower. The Trust seeks to minimize such counter party risk by purchasing such investments only from large, well established and highly rated counter parties.

Except for rating agency guidelines imposed on the Trust's portfolio while it has outstanding Preferred Shares, there is no minimum rating or other independent evaluation of a borrower limiting the Trust's investments and most Senior Loans that the Trust may acquire, if rated, will be rated below investment grade credit quality. See "Risk Factors and Special Considerations — Credit Risk on Senior Loans."

Assignments. When the Trust is a purchaser of an assignment, it succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. These rights include the ability to vote along with the other lenders on such matters as enforcing the terms of the loan agreement, (e.g., declaring defaults, initiating collection action, etc.). Taking such actions usually requires at least a vote of the lenders holding a majority of the investment in the loan, and may require a vote by lenders holding two-thirds or more of the investment in the loan. Because the Trust typically does not hold a majority of the investment in any loan, it will not be able by itself to control decisions that require a vote by the lenders.

Acquisition Costs. When the Trust acquires an interest in a Senior Loan in the primary market, it typically acquires the loan at par less its portion of the fee paid to all originating lenders. When the Trust acquires an interest in a Senior Loan, in the secondary market, it may be at par, but typically the Trust will do so at premium or discount to par.

The Trust's Investments
16

RISK FACTORS AND SPECIAL CONSIDERATIONS

Risk is inherent in all investing. The following discussion summarizes some of the risks that you should consider before deciding whether to invest in the Trust. For additional information about the risks associated with investing in the Trust, see "Additional Information About Investments and Investment Techniques" in the SAI.

Credit Risk on Senior Loans

The Trust's ability to pay dividends and repurchase its Common Shares is dependent upon the performance of the assets in its portfolio. That performance, in turn, is subject to a number of risks, chief among which is credit risk on the underlying assets.

Credit risk is the risk of nonpayment of scheduled interest or principal payments. In the event a borrower fails to pay scheduled interest or principal payments on a Senior Loan held by the Trust, the Trust will experience a reduction in its income and a decline in the market value of the Senior Loan, which will likely reduce dividends and lead to a decline in the NAV of the Trust's Common Shares. See "The Trust's Investments — Investment by the Trust."

Senior Loans generally involve less risk than unsecured or subordinated debt and equity instruments of the same issuer because the payment of principal and interest on Senior Loans is a contractual obligation of the issuer that, in most instances, takes precedence over the payment of dividends, or the return of capital, to the issuer's shareholders and payments to bond holders. The Trust generally invests in Senior Loans that are secured with specific collateral. However, the value of the collateral may not equal the Trust's investment when the loan is acquired or may decline below the principal amount of the Senior Loan subsequent to the Trust's investment. Also, to the extent that collateral consists of stock of the borrower or its subsidiaries or affiliates, the Trust bears the risk that the stock may decline in value, be relatively illiquid, or may lose all or substantially all of its value, causing the Senior Loan to be undercollateralized. Therefore, the liquidation of the collateral underlying a Senior Loan may not satisfy the issuer's obligation to the Trust in the event of non-payment of scheduled interest or principal, and the collateral may not be readily liquidated.

In the event of the bankruptcy of a borrower, the Trust could experience delays and limitations on its ability to realize the benefits of the collateral securing the Senior Loan. Among the credit risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Trust's rights to the collateral.

The Senior Loans in which the Trust invests are generally rated lower than investment grade credit quality, i.e., rated lower than "Baa" by Moody's or "BBB" by S&P, or have been issued by issuers who have issued other debt securities which, if unrated, would be rated lower than investment grade credit quality. Investment decisions will be based largely on the credit analysis performed by the Adviser or Sub-Adviser, and not on rating agency evaluation. This analysis may be difficult to perform. Information about a Senior Loan and its issuer generally is not in the public domain. Moreover, Senior Loans are not often rated by any nationally recognized rating service. Many issuers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, issuers are required to provide financial information to lenders and information may be available from other Senior Loan participants or agents that originate or administer Senior Loans.

Interest Rate Risk

During normal market conditions, changes in market interest rates will affect the Trust in certain ways. The principal effect will be that the yield on the Trust's Common Shares will tend to rise or fall as market interest rates rise and fall. This is because almost all of the assets in which the Trust invests pay interest at rates which float in response to changes in market rates. However, because the interest rates on the Trust's assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole. This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.

Market interest rate changes may also cause the Trust's NAV to experience moderate volatility. This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. If market interest rates change, a loan's value could be affected to the extent the interest rate paid on that loan does not reset at the same time. As discussed above, the rates of interest paid on the loans in which the Trust invests have a weighted average reset period that typically is less than 90 days. Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

To the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Trust invests, the Trust's NAV could also be adversely affected. This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics. However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan's value based on changes in the market spread on loans in the Trust's portfolio may be of longer duration.

Finally, substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack the resources to meet higher debt service requirements.

Changes to NAV

The NAV of the Trust is expected to change in response to a variety of factors, primarily in response to changes in the creditworthiness of the borrowers on the loans in which the Trust invests. See "Risk Factors and Special Considerations — Credit Risk on Senior Loans" above. Changes in market interest rates may also have an impact on the Trust's NAV. See "Risk Factors and Special Considerations — Interest Rate Risk." Another factor which can affect the Trust's NAV is changes in the pricing obtained for the Trust's assets. See "Transaction

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RISK FACTORS AND SPECIAL CONSIDERATIONS

Policies — Valuation of the Trust's Assets."

Discount From NAV

The Trust's Common Shares have traded in the market above, at, and below NAV since March 9, 1992, when the Trust's shares were initially listed on the NYSE. The reasons for the Trust's Common Shares trading at a premium to or discount from NAV are not known to the Trust, and the Trust cannot predict whether its Common Shares will trade in the future at a premium to or discount from NAV, and if so, the level of such premium or discount. Shares of closed-end investment companies frequently trade at a discount from NAV. The possibility that Common Shares of the Trust will trade at a discount from NAV is a risk separate and distinct from the risk that the Trust's NAV may decrease.

Leverage

The Trust may borrow an amount equal to up to 33 1/3% (or such other percentage permitted by law) of its total assets (including the amount borrowed) less all liabilities other than borrowings. Under the 1940 Act, the Trust may issue preferred shares so long as immediately after any issuance of preferred shares the value of the Trust's total assets (less all Trust liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the Trust's senior indebtedness plus the involuntary liquidation preference of all outstanding shares. In November 2000, the Trust issued 18,000 Preferred Shares for a total of $450 million. Borrowings and the issuance of preferred shares are referred to in this Prospectus collectively as "leverage." The Trust may use leverage for investment purposes, to finance the repurchase of its Common Shares, and to meet other cash requirements. The use of leverage for investment purposes increases both investment opportunity and investment risk.

Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Trust on the proceeds of such leverage. There can be no assurance that the Trust's income from the proceeds of leverage will exceed these costs. However, the Adviser or Sub-Adviser seeks to use leverage for the purposes of making additional investments only if they believe, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage.

To the extent that the Trust is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Trust's Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Trust invests, the effect of that decline will be magnified in the Trust because of the additional assets purchased with the proceeds of the leverage. The Trust's lenders and Preferred shareholders have priority to the Trust's assets over the Trust's Common shareholders.

The Trust currently uses leverage by borrowing money on a floating rate basis and by the issuance of Preferred Shares. The current rate on the borrowings (as of June 16, 2008) is 3.16%. The current dividend rate on the Preferred Shares (as of June 16, 2008) is 3.08%.

Since early February 2008, the Trust has not received hold orders and purchase requests for its Preferred Shares during their weekly auctions that equaled the full amount of such shares. As a result, under the terms of the Preferred Shares, the amount sold by each selling shareholder was reduced pro rata or to zero. In addition, the dividend rate on such preferred shares, which is normally set by means of a Dutch auction procedure, automatically reset to the maximum rate permitted under the Preferred Shares program. That maximum rate is 150% of the applicable commercial paper base rate on the day of the auction. It is unclear whether the dividend rate for the Preferred Shares will be set by means of an auction again in the future. On June 9, 2008, the Trust announced the approval by the Board of Trustees of a partial redemption of its outstanding Preferred Shares. The Trust expects to redeem approximately $225 million of the $450 million of its outstanding Preferred Shares. The Preferred Shares are expected to be redeemed using proceeds available through the Trust's existing bank loan facility. Redemption costs and the on-going costs of obtaining leverage through a bank loan facility may reduce returns to Common Shares and may be higher than the costs of leverage obtained through the Preferred Shares. The Trust and the Board of Trustees will continue to closely monitor the situation and evaluate potential options to restore liquidity to and/or provide additional refinancing options for this market in the context of regulatory guidelines, as well as the economic and tax implications for both its Common and Preferred shareholders. To cover the annual interest and dividends on the borrowings and the Preferred Shares for the current fiscal year (assuming that the current interest and dividend rates remain in effect for the entire fiscal year and assuming that the Trust borrows an amount equal to 25% of its Managed Assets and the current Preferred Shares remain outstanding), the Trust would need to earn 1.58% on its amount of Managed Assets as of June 16, 2008.

The Trust's leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The funds borrowed pursuant to the credit facilities or obtained through the issuance of Preferred Shares, or any other preferred shares, may constitute a substantial lien and burden by reason of their prior claim against the income of the Trust and against the net assets of the Trust in liquidation.

The Trust is not permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or Preferred Shares, or to purchase Common Shares or, Preferred Shares unless (i) at the time thereof the Trust meets certain asset coverage requirements and (ii) there is no event of default under any credit facility program that is continuing. See "Risk Factors and Special Considerations — Restrictive Covenants and 1940 Act Restrictions" below. In the event of a default under a credit facility program, the lenders have the right to cause a liquidation of the collateral (i.e., sell Senior Loans and other assets of the Trust) and, if any such default is not cured, the lenders may be able to control the liquidation as well.

In addition, the Trust is not permitted to pay dividends on or redeem Common Shares unless all accrued dividends on the Preferred Shares and all accrued interest on borrowings have been paid or set aside for payment.

Because the fee paid to the Adviser will be calculated on the basis of Managed Assets, the fee will be higher when leverage is utilized, giving the Adviser an incentive to utilize leverage.

The Trust is subject to certain restrictions imposed by lenders to the Trust and by guidelines of one or more rating agencies which issue ratings for the Preferred Shares issued by the Trust. These restrictions impose asset coverage, fund composition requirements and limits on investment techniques, such as the use of financial derivative products, that are more stringent than those imposed on the Trust by the 1940 Act. These covenants or guidelines could impede the Adviser or Sub-Adviser from fully managing the Trust's portfolio in accordance with the Trust's investment objective and policies.

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RISK FACTORS AND SPECIAL CONSIDERATIONS

Annual Expenses Without Borrowings or Preferred Shares

If the Trust were not to have borrowed or have Preferred Shares outstanding, the remaining expenses, as a percentage of the net assets of the Trust, would be as follows:

Annual Expenses Without Borrowings or Preferred Shares
(as a percentage of net assets attributable to Common Shares)
Management and Administrative Fees(1)	1.05%
Other Operating Expenses(2)	0.31%
Total Annual Expenses	1.36%

(1)    Pursuant to the Investment Advisory Agreement with the Trust, ING Investments is paid a fee of 0.80% of the Trust's Managed Assets. Pursuant to its Administration Agreement with the Trust, the Trust's Administrator is paid a fee of 0.25% of the Trust's Managed Assets. See "Investment Adviser and Other Service Providers — The Administrator."

(2)    Other Operating Expenses are based on estimated amounts for the current fiscal year, which, in turn, are based on other operating expenses for the fiscal year ended February 29, 2008, and does not include the expenses of borrowing.

Effect of Leverage

The following table is designed to illustrate the effect on return to a holder of the Trust's Common Shares of the leverage created by the Trust's use of borrowing, using the annual interest rate of 5.75%, assuming the Trust has used leverage by borrowing an amount equal to 25% of the Trust's Managed Assets and assuming hypothetical annual returns on the Trust's portfolio of minus 10% to plus 10%. As can be seen, leverage generally increases the return to shareholders when portfolio return is positive and decreases return when the portfolio return is negative. Actual returns may be greater or less than those appearing in the table.

Assumed Portfolio Return, net of expenses(1)	(10)%	(5)%	0%	5%	10%
Corresponding Return to Common Shareholders(2)	(15.25)%	(8.58)%	(1.92)%	4.75%	11.42%

(1)    The Assumed Portfolio Return is required by regulation of the SEC and is not a prediction of, and does not represent, the projected or actual performance of the Trust.

(2)    In order to compute the Corresponding Return to Common Shareholders, the Assumed Portfolio Return is multiplied by the total value of the Trust's assets at the beginning of the Trust's fiscal year to obtain an assumed return to the Trust. From this amount, all interest accrued during the year is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of the Trust's net assets attributable to Common Shares as of the beginning of the fiscal year to determine the Corresponding Return to Common Shareholders.

Impact of Shareholder Investment Program and Privately Negotiated Transactions

The issuance of Common Shares through the Trust's Shareholder Investment Program may have an adverse effect on the secondary market for the Trust's Common Shares. The increase in the number of the Trust's outstanding Common Shares resulting from issuances pursuant to the Trust's Shareholder Investment Program or pursuant to privately negotiated transactions, and the discount to the market price at which such Common Shares may be issued, may put downward pressure on the market price for Common Shares of the Trust. Common Shares will not be issued pursuant to the Trust's Shareholder Investment Program at any time when Common Shares are trading at a price lower than the Trust's NAV per Common Share.

Limited Secondary Market for Loans

Although the resale, or secondary, market for loans has grown substantially over the past decade, both in overall size and number of market participants, there is no organized exchange or board of trade on which loans are traded. Instead, the secondary market for loans is a private, unregulated inter-dealer or inter-bank re-sale market.

Loans usually trade in large denominations (typically in $1 million or larger) and trades can be infrequent. The market has limited transparency so that information about actual trades may be difficult to obtain. Accordingly, some or many of the loans in which the Trust invests will be relatively illiquid.

In addition, loans in which the Trust invests may require the consent of the borrower and/or the agent prior to sale or assignment. These consent requirements can delay or impede the Trust's ability to sell loans and can adversely affect the price that can be obtained. The Trust may have difficulty disposing of loans if it needs cash to repay debt, to pay dividends, to pay expenses or to take advantage of new investment opportunities. Although the Trust has not conducted a tender offer since 1992, if it determines to again conduct a tender offer, limitations of a secondary market may result in difficulty raising cash to purchase tendered Common Shares.

These considerations may cause the Trust to sell securities at lower prices than

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RISK FACTORS AND SPECIAL CONSIDERATIONS

it would otherwise consider to meet cash needs or cause the Trust to maintain a greater portion of its assets in cash equivalents than it would otherwise, which could negatively impact performance. The Trust seeks to avoid the necessity of selling assets to meet such needs by the use of borrowings.

The Trust values its assets daily. However, because the secondary market for loans is limited, it may be difficult to value loans. Reliable market value quotations may not be readily available for some loans and valuation of such loans may require more research than for liquid securities. In addition, elements of judgment may play a greater role in valuation of loans than for securities with a more developed secondary market, because there is less reliable, objective market value data available. In addition, if the Trust purchases a relatively large portion of a loan to generate extra income sometimes paid to large lenders, the limitations of the secondary market may inhibit the Trust from selling a portion of the loan and reducing its exposure to a borrower when the Adviser or Sub-Adviser deems it advisable to do so.

Lending Portfolio Securities

To generate additional income, the Trust may lend portfolio securities in an amount equal to up to 33 1/3% of the Trust's total assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower default or fail financially. The Trust intends to engage in lending portfolio securities only when such lending is fully secured by investment grade collateral held by an independent agent.

Demand for Loans

At times during recent years, the volume of loans has increased. However, during such periods, demand for loans has also grown. An increase in demand may benefit the Trust by providing increased liquidity for loans and higher sales prices, but it may also adversely affect the rate of interest payable on loans acquired by the Trust, the rights provided to the Trust under the terms of a loan agreement, and increase the price of loans that the Trust wishes to purchase in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Trust's portfolio, which could cause the Trust's NAV to decline.

Unsecured Debt Instruments and Subordinated Loans

Subject to the aggregate 20% limit on Other Investments, the Trust may invest up to 20% of its total assets in unsecured floating rate loans, notes and other debt instruments and 5% of its total assets in floating rate subordinated loans. Unsecured loans and subordinated loans share the same credit risks as those discussed above under "Credit Risk on Senior Loans" except that unsecured loans are not secured by any collateral of the borrower and subordinated loans are not the most senior debt in a borrower's capital structure. Unsecured loans do not enjoy the security associated with collateralization and may pose a greater risk of nonpayment of interest or loss of principal than do secured loans. The primary additional risk in a subordinated loan is the potential loss in the event of default by the issuer of the loan. Subordinated loans in an insolvency bear an increased share, relative to senior secured lenders, of the ultimate risk that the borrower's assets are insufficient to meet its obligations to its creditors.

Short-Term Debt Securities

Subject to the aggregate 20% limit on Other Investments, the Trust may invest in short-term debt securities. Short-term debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and also may be subject to price volatility due to such factors as interest rates, market perception of the creditworthiness of the issuer and general market liquidity. Because short-term debt securities typically pay interest at a fixed-rate, when interest rates decline, the value of the Trust's short-term debt securities can be expected to rise, and when interest rates rise, the value of those securities can be expected to decline.

Pre Payment or Call Risk

During periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest in lower yielding securities. This is known as call or prepayment risk. An issuer may redeem a lower-grade obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer.

Investment in Non-U.S. and Non-Canadian Issuers

Subject to the aggregate 20% limit on Other Investments, the Trust may invest up to 20% of its total assets in loans, secured or unsecured, to borrowers that are organized or located in countries outside the United States and U.S. territories and possessions or Canada. Investment in non-U.S. entities involves special risks, including that non-U.S. entities may be subject to less rigorous accounting and reporting requirements than U.S. entities, less rigorous regulatory requirements, differing legal systems and laws relating to creditors' rights, the potential inability to enforce legal judgments, fluctuations in currency values and the potential for political, social and economic adversity. The Trust may invest up to 15% of its total assets in investments denominated in OECD currencies (including the Euro), other than the U.S. dollar.

The Trust will engage in currency exchange transactions to seek to hedge, as closely as practicable, 100% of the economic impact to the Trust arising from foreign currency fluctuations.

Investments in Equity Securities Incidental to Investment in Loans

Subject to the aggregate 20% on Other Investments, the Trust may acquire equity securities as an incident to

Risk Factors and Special Considerations
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RISK FACTORS AND SPECIAL CONSIDERATIONS

the purchase or ownership of a loan or in connection with a reorganization of a borrower or its debt. Investments in equity securities incidental to investment in loans entail certain risks in addition to those associated with investment in loans. The value of these securities may be affected more rapidly, and to a greater extent, by company-specific developments and general market conditions. These risks may increase fluctuations in the Trust's NAV. The Trust may frequently possess material non-public information about a borrower as a result of its ownership of a loan of such borrower. Because of prohibitions on trading in securities of issuers while in possession of such information the Trust might be unable to enter into a transaction in a security of such a borrower when it would otherwise be advantageous to do so.

Borrowings under the Credit Facility Program

The Trust has a policy of borrowing to acquire income-producing investments which, by their terms, pay interest at a rate higher than the rate the Trust pays on borrowings. Accordingly, borrowing has the potential to increase the Trust's total income. The Trust currently is a party to two credit facilities with financial institutions that permit the Trust to borrow up to an aggregate of $450 million. Interest is payable on the credit facilities by the Trust at a variable rate that is tied to either LIBOR, the federal funds rate, or a commercial paper based rate and includes a facility fee on unused commitments. As of June 16, 2008, the Trust had outstanding borrowings under the credit facilities of approximately $142 million. Collectively, the lenders under the credit facilities have a security interest in all assets of the Trust.

Under each of the credit facilities, the lenders have the right to liquidate Trust assets in the event of default by the Trust under such credit facility, and the Trust may be prohibited from paying dividends in the event of certain adverse events or conditions respecting the Trust or Adviser or Sub-Adviser until the credit facility is repaid in full or until the event or condition is cured.

Ranking of Senior Indebtedness

The rights of lenders to receive payments of interest on and repayments of principal of any borrowings made by the Trust under the credit facility program are senior to the rights of holders of Common Shares and Preferred Shares with respect to the payment of dividends or upon liquidation.

Restrictive Covenants and 1940 Act Restrictions

The credit agreements governing the credit facility program ("Credit Agreements") include usual and customary covenants for their respective type of transaction, including limits on the Trust's ability to (i) issue preferred shares, (ii) incur liens or pledge portfolio securities, (iii) change its investment objective or fundamental investment restrictions without the approval of lenders, (iv) make changes in any of its business objectives, purposes or operations that could result in a material adverse effect, (v) make any changes in its capital structure, (vi) amend the Trust documents in a manner which could adversely affect the rights, interests or obligations of any of the lenders, (vii) engage in any business other than the businesses currently engaged in, (viii) create, incur, assume or permit to exist certain debt except for certain specified types of debt, and (ix) permit any of its Employee Retirement Security Act ("ERISA") affiliates to cause or permit to occur an event that could result in the imposition of a lien under the Internal Revenue Code of 1986 or ERISA. In addition, the Credit Agreements do not permit the Trust's asset coverage ratio (as defined in the Credit Agreements) to fall below 300% at any time ("Credit Agreement Asset Coverage Test").

Under the requirements of the 1940 Act, the Trust must have asset coverage of at least 300% immediately after any borrowing, including borrowing under the credit facility program. For this purpose, asset coverage means the ratio which the value of the total assets of the Trust, less liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of borrowings represented by indebtedness issued by the Trust. The Credit Agreements limit the Trust's ability to pay dividends or make other distributions on the Trust's Common Shares, or purchase or redeem Common Shares, unless the Trust complies with the Credit Agreement Asset Coverage Test. In addition, the Credit Agreements do not permit the Trust to declare dividends or other distributions or purchase or redeem Common Shares or any preferred shares (i) at any time that an event of default under a Credit Agreement has occurred and is continuing; or (ii) if, after giving effect to such declaration, the Trust would not meet the Credit Agreement Asset Coverage Test set forth in the Credit Agreements.

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Risk Factors and Special Considerations
21

TRANSACTION POLICIES

Net Asset Value

The NAV per Common Share of the Trust is determined each business day as of the close of regular trading ("Market Close") on the NYSE (normally 4:00 p.m. Eastern time unless otherwise designated by the NYSE). The Trust is open for business every day the NYSE is open. The NYSE is closed on all weekends and on all national holidays and Good Friday. Trust shares will not be priced on those days. The NAV per Common Share is determined by dividing the value of the Trust's loan assets plus all cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses but excluding capital and less the liquidation preference of any outstanding preferred shares) by the number of Common Shares outstanding. The NAV per Common Share is made available for publication.

Valuation of the Trust's Assets

The assets in the Trust's portfolio are valued daily in accordance with the Trust's Loan Valuation Procedures adopted by the Board. A majority of the Trust's assets are valued using quotations supplied by a third-party loan pricing service. However, the loans in which the Trust invests are not listed on any securities exchange or board of trade. Some loans are traded by institutional investors in an over-the-counter secondary market that has developed in the past several years. This secondary market generally has fewer trades and less liquidity than the secondary markets for other types of securities. Some loans have few or no trades. Accordingly, determinations of the value of loans may be based on infrequent and dated trades. Because there is less reliable, objective market value data available, elements of judgment may play a greater role in valuation of loans than for other types of securities. For further information, see "Risk Factors and Special Considerations — Limited Secondary Market for Loans."

Loans are normally valued at the mean of the means of one or more bid and asked quotations obtained from a pricing service or other sources believed to be reliable. Loans for which reliable market value quotations are not readily available from a pricing service may be valued with reference to another loan or a group of loans for which reliable market value quotations are readily available and whose characteristics are comparable to the loan being valued. Under this approach, the comparable loan or loans serve as a proxy for changes in value of the loan being valued. The Trust has engaged an independent pricing service to provide quotations from dealers in loans and to calculate values under this proxy procedure.

It is expected that most of the loans held by the Trust will be valued with reference to quotations from the independent pricing service or with reference to the proxy procedure described above. The Adviser or Sub-Adviser may believe that the price for a loan derived from quotations or the proxy procedure described above is not reliable or accurate. Among other reasons, this may be the result of information about a particular loan or borrower known to the Adviser or Sub-Adviser that they believe may not be known to the pricing service or reflected in a price quote. In this event, the loan is valued at fair value under procedures established by the Board, and in accordance with the provisions of the 1940 Act.

Under these procedures, fair value is determined by the Adviser or Sub-Adviser and monitored by the Board through its Compliance Committee. In fair valuing a loan, consideration is given to several factors, which may include, among others, the following:

•  the characteristics of and fundamental analytical data relating to the loan, including the cost, size, current interest rate, period until the next interest rate reset, maturity and base lending rate of the loan, the terms and conditions of the loan and any related agreements, and the position of the loan in the borrower's debt structure;

•  the nature, adequacy and value of the collateral, including the Trust's rights, remedies and interests with respect to the collateral;

•  the creditworthiness of the borrower and the cash flow coverage of outstanding principal and interest, based on an evaluation of its financial condition, financial statements and information about the borrower's business, cash flows, capital structure and future prospects;

•  information relating to the market for the loan, including price quotations for, and trading in, the loan and interests in similar loans and the market environment and investor attitudes towards the loan and interests in similar loans;

•  the reputation and financial condition of the agent of the loan and any intermediate participants in the loans;

•  the borrower's management; and

•  the general economic and market conditions affecting the fair value of the loan.

Securities for which the primary market is a national securities exchange are stated at the last reported sale price on the day of valuation. Securities reported by NASDAQ National Market System will be valued at the NASDAQ Official Closing Price on the valuation day. Debt and equity securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked price. Valuation of short term cash equivalent investments is at amortized cost. Securities maturing in 60 days or less are valued at amortized cost, which, when combined with accrued interest, approximates market value.

Account Access

Unless your Common Shares are held through a third-party fiduciary or in an omnibus registration at your bank or brokerage firm, you may be able to access your account information over the internet at www.ingfunds.com, or via a

Transaction Policies
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TRANSACTION POLICIES

touch tone telephone by calling (800) 992-0180 and selecting Option 1. Should you wish to speak with a Shareholder Services Representative, you may call the toll-free number listed above and select Option 2.

Privacy Policy

The Trust has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services Representative at (800) 992-0180 and select Option 1, obtain a policy over the internet at www.ingfunds.com, or see the privacy promise that accompanies this Prospectus.

Householding

To reduce expenses, we may mail only one copy of the Trust's Prospectus and each annual and semi-annual shareholder report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call us at (800) 992-0180 or speak to your investment professional. We will begin sending you individual copies 30 days after receiving your request.

PLAN OF DISTRIBUTION

Shareholder Investment Program

The following is a summary of the Shareholder Investment Program ("Program"). Shareholders are advised to review a fuller explanation of the Program contained in the Trust's SAI.

Common Shares are offered by the Trust through the Program. The Program allows participating shareholders to reinvest all dividends ("Dividends") in additional Common Shares of the Trust, and also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month.

The Trust and ING Funds Distributor reserve the right to reject any purchase order. Please note that cash, travelers checks, third-party checks, money orders and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted.

Common Shares will be issued by the Trust under the Program when the Trust's Common Shares are trading at a premium to NAV. If the Trust's Common Shares are trading at a discount to NAV, Common Shares issued under the Program will be purchased on the open market. Common Shares issued under the Program directly from the Trust will be acquired at the greater of (i) NAV at the close of business on the day preceding the relevant investment date or (ii) the average of the daily market price of the Common Shares during the pricing period minus a discount of 5% for reinvested Dividends and 0% to 5% for optional cash investments. Common Shares issued under the Program when shares are trading at a discount to NAV will be purchased in the market by DST at market price. Shares issued by the Trust under the Program will be issued without a fee or a commission.

Shareholders may elect to participate in the Program by telephoning the Trust or submitting a completed Participation Form to DST, the Program administrator. DST will credit to each participant's account funds it receives from: (a) Dividends paid on Trust shares registered in the participant's name, and (b) optional cash investments. DST will apply all Dividends and optional cash investments received to purchase Common Shares as soon as practicable beginning on the relevant investment date (as described below) and not later than six business days after the relevant investment date, except when necessary to comply with applicable provisions of the federal securities laws. For more information on the Trust's distribution policy, see "Dividends and Distributions."

In order for participants to purchase shares through the Program in any month, the Program administrator must receive from the participant any optional cash investment by the relevant investment date. The relevant investment date will be set in advance by the Trust, upon which optional cash investments are first applied by DST to the purchase of Common Shares. Participants may obtain a schedule of relevant dates, including investments dates, the dates by which optional cash investment payments must be received and the dates which shares will be paid by calling ING's Shareholder Services Department at (800) 992-0180.

Participants will pay a pro rata share of brokerage commissions with respect to DST's open market purchases in connection with the reinvestment of Dividends or purchases made with optional cash investments.

The Program is intended for the benefit of investors in the Trust. The Trust reserves the right to exclude from participation, at any time, (i) persons or entities who attempt to circumvent the Program's standard $100,000 maximum by accumulating accounts over which they have control or (ii) any other persons or entities, as determined in the sole discretion of the Trust.

Currently, persons who are not shareholders of the Trust may not participate in the Program. The Board may elect to change this policy at a future date, and permit non-shareholders to participate in the Program. Shareholders may request to receive their Dividends in cash at any time by giving DST written notice or by contacting ING's Shareholder Services Department at (800) 992-0180 and selecting Option 2. Shareholders may elect to close their account at any time by giving DST written notice. When a participant closes their account, the participant upon request will receive a certificate

 If you have any questions, please call 1-800-992-0180.

Transaction Policies
23

PLAN OF DISTRIBUTION

for full Common Shares in the account. Fractional Common Shares will be held and aggregated with other fractional Common Shares being liquidated by DST as agent of the Program and paid for by check when actually sold.

The automatic reinvestment of Dividends does not affect the tax characterization of the Dividends (i.e., capital gains and income are realized even though cash is not received). If shares are issued pursuant to the Program's dividend reinvestment provisions or cash purchase provisions at a discount from market price, participants may have income equal to the discount.

Additional information about the Program may be obtained by contacting ING's Shareholder Services Department at (800) 992-0180 and selecting Option 2.

Privately Negotiated Transactions

The Common Shares may also be offered pursuant to privately negotiated transactions between the Trust or the Distributor and specific investors. Generally, such investors will be sophisticated institutional investors. The terms of such privately negotiated transactions will be subject to the discretion of the management of the Trust. In determining whether to sell Common Shares pursuant to a privately negotiated transaction, the Trust will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

Common Shares issued by the Trust in connection with privately negotiated transactions will be issued at the greater of (i) NAV per Common Share of the Trust's Common Shares or (ii) at a discount ranging from 0% to 5% of the average of the daily market price of the Trust's Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction. The discount to apply to such privately negotiated transactions will be determined by the Trust with regard to each specific transaction. The Trust will not pay any commissions with regard to privately negotiated transactions, but an investor may be subject to a front end sales load of up to 3% paid to or retained by a third party broker-dealer through which such transaction may be effected.

USE OF PROCEEDS

It is expected that 100% of the net proceeds of Common Shares issued pursuant to the Shareholder Investment Program and privately negotiated transactions will be invested in Senior Loans and other securities consistent with the Trust's investment objective and policies. Pending investment in Senior Loans, the proceeds, which are expected to be used within three months, will be used to pay down the Trust's outstanding borrowings under its credit facilities. See "Investment Objective and Policies — Policy on Borrowing."

As of June 16, 2008, the Trust's outstanding borrowings under its credit facilities was $142 million. By paying down the Trust's borrowings, the Trust can avoid adverse impacts on yields pending investment of such proceeds in Senior Loans. As investment opportunities are subsequently identified, it is expected that the Trust will reborrow amounts previously repaid and invest such amounts in additional Senior Loans.

DIVIDENDS AND DISTRIBUTIONS

Distribution Policy. Income dividends are declared and paid monthly. Income dividends consist of interest accrued and amortization of fees earned less any amortization of premiums paid and the estimated expenses of the Trust, including fees payable to ING Investments. Income dividends are calculated monthly under guidelines approved by the Trustees. Each dividend is payable to shareholders of record on the 10th day of the following month (unless it is a holiday, in which case the next business day is the record date). Accrued amounts of fees received, including facility fees, will be taken in as income and passed on to shareholders as part of dividend distributions. Any fees or commissions paid to facilitate the sale of portfolio Senior Loans in connection with tender offers or other portfolio transactions may reduce the dividend yield.

Capital gains, if any, are declared and paid annually. Because the Trust currently has capital loss carry forwards, it is not anticipated that capital gains distributions will be made for the foreseeable future.

Dividend Reinvestment. Unless you instruct the Trust to pay you dividends in cash, dividends and distributions paid by the Trust will be reinvested in additional Common Shares of the Trust. You may request to receive dividends in cash at any time by giving DST written notice or by contacting the ING's Shareholder Services Department at (800) 992-0180 and selecting Option 2.

Plan of Distribution
24

INVESTMENT MANAGEMENT AND OTHER
SERVICE PROVIDERS

Adviser

The business and affairs of the Trust, including supervision of the duties performed by the Trust's Adviser and Sub-Adviser are managed under the direction of Trust's Board. The names and business addresses of the Trustees and officers of the Trust and their principal occupations and other affiliations during the past five years are set forth under "Management of the Trust" in the SAI.

ING Investments, an Arizona limited liability company, serves as the Adviser to the Trust and has overall responsibility for the management of the Trust under the general supervision of the Board. Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258.

The Trust and the Adviser have entered into an investment advisory agreement ("Investment Advisory Agreement") that requires ING Investments to provide all investment advisory and portfolio management services for the Trust. The Investment Advisory Agreement with ING Investments may be canceled by the Board or by the vote of a majority of the outstanding voting securities of the Trust upon 60 days' written notice.

ING Investments is registered with the SEC as an investment adviser. ING Investments is an indirect wholly-owned subsidiary of ING Groep. ING Groep is one of the largest financial services organizations in the world with approximately 120,000 employees. ING Investments became an investment management firm in April, 1995.

As of March 31, 2008, ING Investments had assets under management of approximately $49.7 billion.

The Adviser bears the expenses of providing the services described above. The Adviser currently receives from the Trust an annual fee, paid monthly, of 0.80% of the Trust's Managed Assets.

For more information regarding the basis for the Board's approval of the investment advisory or investment sub-advisory relationships, please refer to the quarterly shareholder report dated November 30, 2007.

Sub-Adviser

ING Investments has engaged a sub-adviser to provide the day-to-day management of the Trust's portfolio. The sub-adviser has, at least in part, been selected primarily on the basis of its successful application of a consistent, well-defined, long-term investment approach over a period of several market cycles.

ING Investments is responsible for monitoring the investment program and performance of the sub-adviser. Under the terms of the sub-advisory agreement, the agreement can be terminated by either ING Investments or the Board. In the event the sub-advisory agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements or ING Investments may assume day-to-day investment management of the Trust.

ING Investment Management Co.

ING Investment Management Co., a Connecticut corporation, serves as Sub-Adviser to the Trust. Founded in 1972, ING IM is registered with the SEC as an investment adviser. ING IM is an indirect, wholly-owned subsidiary of ING Groep, and is an affiliate of ING Investments. ING IM has acted as adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972.

As of March 31, 2008, ING IM managed approximately $71.1 billion in assets. Its principal business address is 230 Park Avenue, New York, NY 10169. For its services, ING IM is entitled to receive a sub-advisory fee of 0.36%, expressed as an annual rate based on the average daily Managed Assets of the Trust. This sub–advisory fee is paid by ING Investments, not by the Trust.

Portfolio Management. The following individuals jointly share responsibility for the day-to-day management of the Trust's portfolio:

Daniel A. Norman. Mr. Norman is Senior Vice President and Group Head of the ING IM Senior Loan Group, and has served in that capacity since November 1999. Mr. Norman also serves as Senior Vice President of the Trust, and he serves as Senior Vice President of ING Senior Income Fund, another closed-end fund sub-advised by ING IM that invests primarily in Senior Loans. Mr. Norman has co-managed the Trust with Jeffrey A. Bakalar since 1998 and with Curtis F. Lee since 2000.

Jeffrey A. Bakalar. Mr. Bakalar is Senior Vice President and Group Head of the ING IM Senior Loan Group, and has served in that capacity since November 1999. Mr. Bakalar also serves as Senior Vice President of the Trust and as Senior Vice President of ING Senior Income Fund, another closed-end fund sub-advised by ING IM that invests primarily in Senior Loans. Mr. Bakalar has co-managed the Trust with Mr. Norman and with Curtis F. Lee since 2000.

Curtis F. Lee. Mr. Lee is Senior Vice President and Chief Credit Officer in the ING IM Senior Loan Group and has served in that capacity since January 2001. Mr. Lee also serves as Senior Vice President and Chief Credit Officer of the Fund (since January 2001), and he serves as Senior Vice President and Chief Credit Officer of ING Prime Rate Trust, another closed-end fund sub-advised by ING IM that invests primarily in Senior Loans. Mr. Lee has co-managed the Trust with Mr. Norman and with Mr. Bakalar since 2000.

Additional Information Regarding Portfolio Managers

The SAI provides additional information about each portfolio manager's compensation, other accounts managed by each portfolio manager and each portfolio manager's ownership of securities in the Trust.

 If you have any questions, please call 1-800-992-0180.

Investment Management and Other Services Providers
25

INVESTMENT MANAGEMENT AND OTHER
SERVICES PROVIDERS

The Administrator

The Administrator of the Trust is ING Funds Services, LLC ("ING Funds Services"). Its principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. The Administrator is a wholly-owned subsidiary of ING Groep and the immediate parent company of the Adviser.

Under an administration agreement ("Administration Agreement") between the Administrator and the Trust, ING Funds Services administers the Trust's corporate affairs subject to the supervision of the Board. In that connection, the Administrator monitors the provisions of the Senior Loan agreements and any agreements with respect to interests in Senior Loans and is responsible for recordkeeping with respect to the Senior Loans in the Trust's repurchase offers portfolio. ING Funds Services also furnishes the Trust with office facilities and furnishes executive personnel together with clerical and certain recordkeeping and administrative services. These services include preparation of annual and other reports to shareholders and to the SEC. The Administrator also handles the filing of federal, state and local income tax returns not being furnished by the Custodian or Transfer Agent (as defined below). The Administration Agreement also requires the Administrator to assist in managing and supervising all aspects of the general day-to-day business activities and operations of the Trust, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services. The Administrator provides the Trust with office space, equipment and personnel necessary to administer the Trust. The Administrator has authorized all of its officers and employees who have been elected as officers of the Trust to serve in such capacities. All services furnished by the Administrator under the Administration Agreement may be furnished by such officers or employees of the Administrator.

The Trust pays the Administrator an administration fee, computed daily and payable monthly. The Administration Agreement states that the Administrator is entitled to receive a fee at an annual rate of 0.25% of the Trust's Managed Assets. The Administration Agreement may be canceled by the Board upon 60 days' written notice.

Transfer Agent, Dividend Disbursing Agent and Registrar

The transfer agent, dividend disbursing agent and registrar for the Common Shares is DST Systems, Inc., whose principal business address is 333 W. 11th Street, Kansas City, Missouri 64105.

Custodian

The Trust's securities and cash are held and maintained under a Custody Agreement with State Street Bank and Trust Company, whose principal place of business is 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

Investment Management and Other Services Providers
26

DESCRIPTION OF THE TRUST

The Trust is an unincorporated business trust established under the laws of the Commonwealth of Massachusetts by an Agreement and Declaration of Trust dated December 2, 1987, as amended (Declaration of Trust). The Board is responsible for protecting the interests of shareholders. The Trustees are experienced executives who oversee the Trust's activities, review contractual arrangements with companies that provide services to the Trust and review the Trust's performance.

The Declaration of Trust provides that the Trustees of the Trust may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares of beneficial interest, without par value, all of which were initially classified as Common Shares. The Declaration of Trust also authorizes the creation of an unlimited number of shares of beneficial interest with preference rights, including preferred shares, without par value, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the shareholders. The following table shows the number of (i) shares authorized, (ii) shares held by the Trust for its own account and (iii) shares outstanding, for each class of authorized securities of the Trust as of June 16, 2008.

Title of Class	Number Authorized	Number Held By Trust for its Own Account	Number Outstanding
Common Shares	unlimited	0	145,094,493
Preferred Shares, Series M	3,600	0	3,600
Preferred Shares, Series T	3,600	0	3,600
Preferred Shares, Series W	3,600	0	3,600
Preferred Shares, Series Th	3,600	0	3,600
Preferred Shares, Series F	3,600	0	3,600

The Common Shares outstanding are fully paid and nonassessable by the Trust. Holders of Common Shares are entitled to share equally in dividends declared by the Board payable to holders of Common Shares and in the net assets of the Trust available for distribution to holders of Common Shares after payment of the preferential amounts payable to holders of any outstanding Preferred Shares. Neither holders of Common Shares nor holders of Preferred Shares have pre-emptive or conversion rights and Common Shares are not redeemable. Upon liquidation of the Trust, after paying or adequately providing for the payment of all liabilities of the Trust and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Trust among the holders of the Common Shares. Under the rules of the NYSE applicable to listed companies, the Trust is required to hold an annual meeting of shareholders in each year. If the Trust is converted to an open-end investment company or if for any other reason Common Shares are no longer listed on the NYSE (or any other national securities exchange the rules of which require annual meetings of shareholders), the Trust does not intend to hold annual meetings of shareholders.

The Trust is responsible for paying the following expenses, among others: the fees payable to the Adviser; the fees payable to the Administrator; the fees and certain expenses of the Trust's custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Trust; the charges and expenses of the Trust's legal counsel, legal counsel to the Trustees who are not "interested persons" of the Trust, as defined in the 1940 Act and independent accountants; commissions and any issue or transfer taxes chargeable to the Trust in connection with its transactions; all taxes and corporate fees payable by the Trust to governmental agencies; the fees of any trade association of which the Trust is a member; the costs of share certificates representing Common Shares of the Trust; organizational and offering expenses of the Trust and the fees and expenses involved in registering and maintaining registration of the Trust and its Common Shares with the SEC, including the preparation and printing of the Trust's registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders' and Trustees' meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; fees for independent loan pricing services; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Trust's business.

Under Massachusetts law, shareholders, including holders of Preferred Shares, could under certain circumstances be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the Trustees. The Declaration of Trust provides for indemnification out of Trust property for all loss and expense of any shareholder held personally liable for the obligations of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

Holders of Common Shares are entitled to one vote for each share held and will vote with the holders of any outstanding Preferred Shares or any other preferred shares on each matter submitted to a vote of holders of Common Shares, except as described under "Description of Capital Structure — Preferred Shares."

Shareholders are entitled to one vote for each share held. The Common Shares, Preferred Shares and any other preferred shares do not have cumulative voting rights, which means that the holders of more than 50% of the shares of Common Shares, Preferred Shares and any other preferred shares voting for the election of Trustees can elect all of the Trustees standing for election by such holders, and, in such event, the holders of the remaining shares of Common Shares, Preferred

 If you have any questions, please call 1-800-992-0180.

Description of the Trust
27

DESCRIPTION OF THE TRUST

Shares and any other preferred shares will not be able to elect any of such Trustees.

So long as any Preferred Shares or any other Preferred Shares are outstanding, holders of Common Shares will not be entitled to receive any dividends of or other distributions from the Trust, unless at the time of such declaration, (1) all accrued dividends on preferred shares or accrued interest on borrowings has been paid and (2) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares (expected to equal the aggregate original purchase price of the outstanding preferred shares plus redemption premium, if any, together with any accrued and unpaid dividends thereon, whether or not earned or declared and on a cumulative basis). In addition to the requirements of the 1940 Act, the Trust is required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the Preferred Shares from a rating agency. These requirements include an asset coverage test more stringent than under the 1940 Act.

The Trust will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.

The Declaration of Trust further provides that obligations of the Trust are not binding upon Trustees individually but only upon the property of the Trust and that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Conversion to Open-End Fund

The Trustees may at any time propose conversion of the Trust to an open-end management investment company depending upon their judgment as to the advisability of such action in light of circumstances then prevailing. In considering whether to submit an open-ending proposal to shareholders, the Trustees might consider, among other factors, the differences in operating expenses between open-end and closed-end funds (due to the expenses of continuously selling shares and of standing ready to effect redemptions), the potentially adverse tax consequences to non-redeeming shareholders once a fund is open-ended, and the impact of open-ending on portfolio management policies. Such a conversion would require the approval of both a majority of the Trust's outstanding Common Shares and preferred shares voting together as a single class and a majority of the outstanding preferred shares voting as a separate class on such conversion. Conversion of the Trust to an open-end investment company would require the redemption of all outstanding preferred shares, including the Preferred Shares, which would eliminate the leveraged capital structure of the Trust with respect to the Common Shares. A delay in conversion could result following shareholder approval due to the Trust's inability to redeem the preferred shares. Shareholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their next computed NAV less any redemption charge as might be in effect at the time of redemption. If the Trust is converted to an open-end management investment company, it could be required to liquidate portfolio securities to meet requests for redemption, and its shares would no longer be listed on the NYSE. If the Trust were to experience significant redemptions as an open-end fund, the decrease in total assets could result in a higher expense ratio and inefficiencies in portfolio management. In this regard, the Trust could reserve the right to effect redemptions in-kind with portfolio securities, which would subject redeeming shareholders to transaction costs in liquidating those securities.

Repurchase of Common Shares

In recognition of the possibility that the Trust's Common Shares may trade at a discount to their NAV, the Trust may from time to time take action to attempt to reduce or eliminate a market value discount from NAV by repurchasing its Common Shares in the open market or by tendering its Common Shares at NAV. So long as any Preferred Shares are outstanding, the Trust may not purchase, redeem or otherwise acquire any Common Shares unless (1) all accumulated dividends on the Preferred Shares have been paid or set aside for payment through the date of such purchase, redemption or other acquisition and (2) at the time of such purchase, redemption or acquisition asset coverage requirements set forth in the Declaration of Trust and the Trust's Certificate of Designation for Preferred Shares are met. Repurchases of Common Shares may result in the Trust being required to redeem preferred shares to satisfy asset coverage requirements.

Fundamental and Non-fundamental Policies of the Trust

The investment objective of the Trust, certain policies of the Trust specified herein as fundamental and the investment restrictions of the Trust described in the SAI are fundamental policies of the Trust and may not be changed without a Majority Vote of the shareholders of the Trust. The term Majority Vote means the affirmative vote of (a) more than 50% of the outstanding shares of the Trust or (b) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Trust are represented at the meeting in person or by proxy, whichever is less. All other policies of the Trust may be modified by resolution of the Board.

Description of the Trust
28

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Trust's Declaration of Trust authorizes the issuance of an unlimited number of Common Shares of beneficial interest, without par value. All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation. Common Shares will, when issued, be fully paid and non-assessable, and will have no pre-emptive or conversion rights or rights to cumulative voting.

Whenever preferred shares are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Trust, unless at the time of such declaration, (1) all accrued dividends on Preferred Shares or accrued interest on borrowings have been paid and (2) the value of the Trust's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Trust not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200% of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding preferred shares. In addition to the requirements of the 1940 Act, the Trust is required to comply with other asset coverage requirements as a condition of the Trust obtaining a rating of the preferred shares from a rating agency. These requirements include asset coverage tests more stringent than under the 1940 Act. See "Preferred Shares" below.

Borrowings

The Trust's Declaration of Trust authorizes the Trust, without the prior approval of holders of Common Shares, to borrow money. In this connection, the Trust may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging or otherwise granting a security interest in the Trust's assets. See "Risk Factors and Special Considerations — Leverage."

Preferred Shares

Under the 1940 Act, the Trust is permitted to have outstanding more than one series of preferred shares as long as no single series has priority over another series nor holders of preferred shares have pre-emptive rights to purchase any other preferred shares that might be issued.

The Trust's Declaration of Trust authorizes the issuance of a class of preferred shares (which class may be divided into two or more series) as the Trustees may, without shareholder approval, authorize. The preferred shares have such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Trustee may determine and as are set forth in the Trust's Certificate of Designation establishing the terms of the preferred shares. The number of shares of the preferred class or series authorized is unlimited, and the shares authorized may be represented in part by fractional shares. Under the Trust's Certificate of Designation, the Trustees have authorized the creation of 18,000 Auction Rate Cumulative Preferred Shares, without par value, with a liquidation preference of $25,000 per share, classified as Series M, T, W, Th and F Auction Rate Cumulative Preferred Shares.

Any decision to offer preferred shares is subject to market conditions and to the Board and the Adviser's continuing belief that leveraging the Trust's capital structure through the issuance of preferred shares is likely to achieve the benefits to the Common Shares described in this Prospectus for long-term investors. The terms of the preferred shares will be determined by the Board in consultation with the Adviser (subject to applicable law and the Trust's Declaration of Trust) if and when it authorizes a preferred shares offering.

The Preferred Shares have complete priority over the Common Shares as to distribution of assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, holders of preferred shares will be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to holders of Common Shares.

Since early February 2008, the Trust has not received hold orders and purchase requests for its Preferred Shares during their weekly auctions that equaled the full amount of such shares. As a result, under the terms of the Preferred Shares, the amount sold by each selling shareholder was reduced pro rata or to zero. In addition, the dividend rate on such preferred shares, which is normally set by means of a Dutch auction procedure, automatically reset to the maximum rate permitted under the Preferred Shares program. That maximum rate is 150% of the applicable commercial paper base rate on the day of the auction. It is unclear whether the dividend rate for the Preferred Shares will be set by means of an auction again in the future. On June 9, 2008, the Trust announced the approval by the Board of Trustees of a partial redemption of its outstanding Preferred Shares. The Trust expects to redeem approximately $225 million of the $450 million of its outstanding Preferred Shares. The Preferred Shares are expected to be redeemed using proceeds available through the Trust's existing bank loan facility. Redemption costs and the on-going costs of obtaining leverage through a bank loan facility may reduce returns to Common Shares and may be higher than the costs of leverage obtained through the Preferred Shares. The Trust and the Board of Trustees will continue to closely monitor the situation and evaluate potential options to restore liquidity to and/or provide additional refinancing options for this market in the context of regulatory guidelines, as well as the economic and tax implications for both its Common and Preferred shareholders.

 If you have any questions, please call 1-800-992-0180.

Description of Capital Structure
29

TAX MATTERS

The following information is meant as a general summary for U.S. shareholders. Please see the SAI for additional information. Investors should rely on their own tax adviser for advice about the particular federal, state and local tax consequences to them of investing in the Trust.

The federal income tax treatment of the Trust's Preferred Shares is not entirely clear, but the Trust believes, based on the advice of its counsel, that the Preferred Shares will constitute stock of the Trust. It is possible, however, that the IRS might take a contrary position, asserting, for example, that the Preferred Shares constitute debt of the Trust. The discussion below assumes that the Preferred Shares are stock.

The Trust will distribute all or substantially all of its net investment income and net realized capital gains, if any, to its shareholders each year. Although the Trust will not be taxed on amounts it distributes, most shareholders will be taxed on amounts they receive. A particular distribution generally will be taxable as either ordinary income or long-term capital gain. The Trust will allocate a proportionate amount of each type of its income to the Common Shares and to the Preferred Shares. It generally does not matter how long a shareholder has held the Trust's Common Shares or Preferred Shares or whether the shareholder elects to receive distributions in cash or reinvest them in additional Trust's Common Shares or Preferred Shares. For example, if the Trust designates a particular distribution as a long-term capital gains distribution, it will be taxable to a shareholder at his or her long-term capital gains rate. Dividends from the Trust are not expected to be eligible for the reduced rate of tax that may apply to certain qualifying dividends on corporate stock.

•  Distributions of earnings from non-qualifying dividends interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

Dividends declared by the Trust in October, November or December and paid during the following January may be treated as having been received by shareholders in the year the distributions were declared.

Each shareholder will receive an annual statement summarizing the shareholder's dividend and capital gains distributions.

If a shareholder invests through a tax-deferred account, such as a retirement plan, the shareholder generally will not have to pay tax on dividends until they are distributed from the account. These accounts are subject to complex tax rules, and shareholders should consult a tax adviser about investment through a tax-deferred account.

There may be tax consequences to a shareholder if the shareholder sells the Trust's Common Shares or Preferred Shares. A shareholder will generally have a capital gain or loss, which will be long-term or short-term, generally depending on how long the shareholder holds those Common Shares or Preferred Shares. If a shareholder exchanges shares, the shareholder may be treated as if he or she sold them. Shareholders are responsible for any tax liabilities generated by their own transactions.

As with all investment companies, the Trust may be required to withhold U.S. federal income tax at the current rate of 28% of all taxable distributions payable to a shareholder if the shareholder fails to provide the Trust with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the IRS that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.

Tax Matters
30

MORE INFORMATION

Distribution Arrangements

Pursuant to the terms of a distribution agreement ("Distribution Agreement"), ING Funds Distributor will act as the Trust's distributor for the optional cash investments under the Trust's Shareholder Investment Program and for privately negotiated transactions. The Distribution Agreement provides that ING Fund's Distributor does not receive compensation or commissions from the Trust for such services. In addition, no fees or commissions will be paid by the Trust or its shareholders in connection with the reinvestment of dividends and capital gains distributions. ING Funds Distributor's principal business address is 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258. ING Funds Distributor, ING Investments, the Trust's Adviser, and ING IM, the Trust's Sub-Adviser, are indirect, wholly-owned subsidiaries of ING Groep. See "Plans of Distribution" in the SAI.

The Trust bears the expenses of issuing the Common Shares. These expenses include, but are not limited to, the expense of preparation and printing of the Prospectus and SAI, the expense of counsel and independent registered public accounting firm and others.

Legal Matters

The validity of the Common Shares offered hereby will be passed upon for the Trust by Dechert LLP, 1775 I Street, NW, Washington, DC 20006, counsel to the Trust.

Independent Registered Public Accounting Firm

KPMG LLP serves as the independent registered public accounting firm for the Trust. The principal address of KPMG is 99 High Street, Boston, Massachusetts 02110.

Registration Statement

The Trust has filed with the SEC a Registration Statement under the Securities Act of 1933, relating to the Common Shares offered hereby. For further information with respect to the Trust and its Common Shares, reference is made to such Registration Statement and the exhibits filed therein.

 If you have any questions, please call 1-800-992-0180.

More Information
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STATEMENT OF ADDITIONAL INFORMATION

Statement of Additional Information
32

ING PRIME RATE TRUST

7337 East Doubletree Ranch Road
Scottsdale, Arizona 85258
(800) 992-0180

25,000,000 Common Shares of Beneficial Interest

TRUST ADVISORS AND AGENTS

ADVISER

ING Investments, LLC
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

SUB-ADVISER

ING Investment Management Co.
230 Park Avenue
New York, NY 10169

ADMINISTRATOR

ING Funds Services, LLC
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

CUSTODIAN

State Street Bank and Trust
801 Pennsylvania Avenue
Kansas City, MO 64105

INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

KPMG LLP
99 High Street
Boston, MA 02110

DISTRIBUTOR

ING Funds Distributor, LLC
7337 East Doubletree Ranch Road
Scottsdale, AZ 85258

TRANSFER AGENT

DST Systems, Inc.
333 W. 11th Street
Kansas City, MO 64105

LEGAL COUNSEL

Dechert LLP
1775 I Street, NW
Washington, DC 20006

INSTITUTIONAL INVESTORS AND ANALYSTS

Call ING Prime Rate Trust
(800) 336-3436

The Trust has not authorized any person to provide you with any information or to make any representations other than those contained in this Prospectus in connection with this offer. You should rely only on the information in this Prospectus or other information to which we have referred you. This Prospectus is not an offer to sell or the solicitation of any offer to buy any security other than the Common Shares offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Common Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Prospectus or any sale made pursuant to this Prospectus does not imply that the information contained in this Prospectus is correct as of any time after the date of this Prospectus. However, if any material change occurs while this Prospectus is required by law to be delivered, this Prospectus will be amended or supplemented.

When contacting the SEC, you will want to refer to the Trust's SEC file number. The file number is as follows:

1940 Act File No. 811-05410

PRPRO-UPPR25M (0608-063008)

STATEMENT OF ADDITIONAL INFORMATION

June 30, 2008

ING Prime Rate Trust

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

(800) 992-0180

ING Prime Rate Trust (“Trust”) is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”).  The Trust’s investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital.  There is no assurance that the Trust will achieve its investment objective.  The Trust is managed by ING Investments, LLC (“ING Investments” or “Adviser”) and sub-advised by ING Investment Management Co. (“ING IM” or “Sub-Adviser”).

This Statement of Additional Information (“SAI”) does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto dated June 30, 2008.  Capitalized terms not defined herein are used as defined in the Prospectuses.  This SAI does not include all the information that a prospective investor should consider before purchasing Common Shares in this offering, and investors should obtain and read the Prospectus prior to purchasing such shares.  In addition, the Trust’s financial statements and the independent registered public accounting firm’s report thereon included in the annual shareholder report dated February 29, 2008, are incorporated herein by reference.  A copy of the Prospectuses may be obtained without charge by contacting the Trust at the address and phone number written above.

The Prospectuses and SAI omit certain information contained in the registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).  The registration statement may be obtained from the SEC upon payment of the fee prescribed, or inspected at the SEC’s office for no charge.  The registration statement is also available on the SEC’s website (www.sec.gov).

TABLE OF CONTENTS

CHANGE OF NAME	3
INVESTMENT OBJECTIVE	3
INVESTMENT RESTRICTIONS	3
ADDITIONAL INFORMATION ABOUT INVESTMENTS AND INVESTMENT TECHNIQUES	5
TRUSTESS AND OFFICERS	14
COMPENSATION OF TRUSTEES	26
INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS	29
DISTRIBUTOR	35
PROXY VOTING PROCEDURES	35
SHAREHOLDER INVESTMENT PROGRAM	36
CODE OF ETHICS	37
PORTFOLIO TRANSACTIONS	38
NET ASSET VALUE	42
FEDERAL TAXATION	42
ADVERTISING AND PERFORMANCE DATA	47
GENERAL INFORMATION	48
FINANCIAL STATEMENTS	49
APPENDIX A	A-1

CHANGE OF NAME

The Trust changed its name from Pilgrim Prime Rate Trust to Pilgrim America Prime Rate Trust in April 1996, and then changed its name back to Pilgrim Prime Rate Trust on November 16, 1998.  Effective March 1, 2002, the Trust changed its name to ING Prime Rate Trust.

INVESTMENT OBJECTIVE

The Trust’s investment objective is to obtain as high a level of current income as is consistent with the preservation of capital.  The Trust seeks to achieve its investment objective by investing under normal circumstances at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in U.S. dollar denominated floating rate secured senior loans (“Senior Loans”). Under normal circumstances, the Trust invests at least 80% of its assets in Senior Loans made to corporations or other business entities organized under U.S. or Canadian law and that are domiciled in the United States and U.S. territories and possessions or Canada.

The Senior Loans in which the Trust invests either hold the most senior position in the capital structure of the borrower or hold an equal ranking with other senior debt or have characteristics that the Adviser or Sub-Adviser believes justify treatment as senior debt. These Senior Loans are typically below investment grade credit quality.

The Trust may also invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments: loans to borrowers outside the United States and U.S. territories and possessions or Canada, unsecured floating rate loans, notes and other debt securities, floating rate subordinated loans, tranches of floating rate asset-backed securities, including structured notes, short-term debt instruments equity securities acquired in connection with investments in loans and other instruments as described under “Additional Information About Investments and Investment Techniques.”  During periods when, in the opinion of the Trust’s Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or in short-term debt instruments.

INVESTMENT RESTRICTIONS

The Trust operates under a number of investment policies and restrictions.  Certain investment restrictions of the Trust are designated as fundamental policies and as such may not be changed without the approval of a majority of the Trust’s outstanding voting securities.  In accordance with the 1940 Act, a majority of the Trust’s outstanding securities means the lesser of (i) 67% or more of the Trust’s shares present at a meeting, if the holders of more than 50% of the Trust’s shares are present or represented by proxy, or (ii) more than 50% of the Trust’s shares.  The following investment restrictions have been designated as fundamental policies.  The Trust will not:

1.         issue senior securities, except insofar as the Trust may be deemed to have issued a senior security by reason of  (i) entering into certain interest rate hedging transactions,  (ii) entering into reverse repurchase agreements, (iii) borrowing money in an amount not exceeding 33 1/3%, or such other percentage permitted by law, of the Trust’s total assets (including the borrowed amount) less all liabilities other than borrowings, or (iv) issuing a class or classes of preferred shares in an amount not exceeding 50%, or such other percentage permitted by law, of the Trust’s total assets less all liabilities and indebtedness not represented by senior securities;

2.         invest more than 25% of its total assets in any industry;

3.         invest in marketable warrants other than those acquired in conjunction with Senior Loans and such warrants will not constitute more than 5% of its assets;

4.         make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Trust’s total assets would be invested in such issuer, or the Trust would own more than 25% of any outstanding issue, except that up to 25% of the Trust’s total assets may be invested without regard to the foregoing restrictions.  For the purpose of the foregoing restriction, the Trust will consider the borrower of a Senior Loan to be the issuer of such Senior Loan.  In addition, with respect to a Senior Loan under which the Trust does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Trust will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Trust acquires a Senior Loan) to be an issuer of the Senior Loan;

5.         act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating Senior Loans;

6.         purchase or sell equity securities (except that the Trust may, incidental to the purchase or ownership of an interest in a Senior Loan, or as part of a borrower reorganization, acquire, sell and exercise warrants and/or acquire or sell other equity securities), real estate, real estate mortgage loans, commodities, commodity futures contracts, or oil or gas exploration or development programs; or sell short, purchase or sell straddles, spreads, or combinations thereof, or write put or call options;

7.         make loans of money or property to any person, except that the Trust: (i) may make loans to corporations or other business entities, or enter into leases or other arrangements that have the characteristics of a loan; (ii) may lend portfolio instruments; and (iii) may acquire securities subject to repurchase agreements;

8.         purchase shares of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization; or

9.         make investments on margin or hypothecate, mortgage or pledge any of its assets except for the purpose of securing borrowings as described above in connection with the issuance of senior securities and then only in an amount up to 33 1/3% (50% in the case of the issuance of a preferred class of shares), or such other percentage permitted by law, of the value of the Trust’s total assets (including, with respect to borrowings, the amount borrowed) less all liabilities other than borrowings (or, in the case of the issuance of senior securities, less all liabilities and indebtedness not represented by senior securities).

With regard to paragraph number 2 above, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of that loan.  In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan.

If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in value of the Trust’s investments or amount of total assets will not be considered a violation of any of the foregoing restrictions.

There is no limitation on the percentage of the Trust’s total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale, and to the extent the Trust invests in such instruments, the Trust’s portfolio should be considered illiquid.  The extent to which the Trust invests in such instruments may affect its ability to realize the net asset value (“NAV”) of the Trust in the event of the voluntary or involuntary liquidation of its assets.

The Trust has also adopted a non-fundamental policy as required by Rule 35d-1 under the 1940 Act to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in floating rate secured Senior Loans.  The Trust has also adopted a policy to provide its shareholders with at least 60 days’ prior notice of any change in such investment policy.  If, subsequent to an investment, the 80% requirement is no longer met, the Trust’s future investments will be made in a manner that will bring the Trust into compliance with this policy.

ADDITIONAL INFORMATION ABOUT INVESTMENTS AND

INVESTMENT TECHNIQUES

Some of the different types of securities in which the Trust may invest, subject to its investment objective, policies and restrictions, are described in the Prospectus under “Investment Objective and Policies.”  Additional information concerning certain of the Trust’s investments and investment techniques is set forth below.

Equity Securities

In connection with its purchase or holding of interests in loans, the Trust may acquire (and subsequently sell) equity securities or exercise warrants that it receives.  The Trust will acquire such interests only as an incident to the intended purchase or ownership of loans or in connection with a reorganization of a borrower or its debt.  The Trust normally will not hold more than 20% of its total assets in equity securities.  Equity securities will not be treated as Senior Loans; therefore, an investment in such securities will not count toward the 80% of the Trust’s net assets, plus the amount of any borrowings for investment purposes, that normally will be invested in Senior Loans.  Equity securities are subject to financial and market risks and can be expected to fluctuate in value.

Lease Participations

Senior Loans that the Trust may acquire include participation interests in lease financings (“Lease Participations”) where the collateral quality, credit quality of the borrower and the likelihood of payback are believed by the Adviser or Sub-Adviser to be the same as those applied to conventional Senior Loans.  A Lease Participation is also required to have a floating interest rate that is indexed to a benchmark indicator of prevailing interest rates, such as London Inter-Bank Offered Rate (“LIBOR”) or the Prime Rate.

The credit quality standards and general requirements that the Trust applies to Lease Participations including collateral quality, the credit quality of the borrower and the likelihood of payback are substantially the same as those applied to conventional Senior Loans. A Lease Participation is also required to have a floating interest rate that is indexed to the federal funds rate, LIBOR  or Prime Rate in order to be eligible for investment.

The Office of the Comptroller of the Currency has established regulations which set forth circumstances under which national banks may engage in lease financings. Among other things, the regulation requires that a lease be a net-full payout lease representing the noncancelable obligation of the lessee, and that the bank make certain determinations with respect to any estimated residual value of leased property relied upon by the bank to yield a full return on the lease. The Trust may invest in lease financings only if the Lease Participation meets these banking law requirements.

Interest Rates and Portfolio Maturity

Interest rates on loans in which the Trust invests adjust periodically.  The interest rates are adjusted based on a base rate plus a premium or spread over the base rate.  The base rate usually is LIBOR, the Federal Reserve federal funds rate, the Prime Rate or other base lending rates used by commercial lenders.  LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar denominated deposits.  The Adviser and Sub-Adviser believe that changes in short-term LIBOR rates are closely related to changes in the Federal Reserve federal funds rate, although the two are not technically linked.  The Prime Rate quoted by a major U.S. bank is generally the interest rate at which that bank is willing to lend U.S. dollars to its most creditworthy borrowers, although it may not be the bank’s lowest available rate.

Loans in which the Trust invests typically have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. The maximum duration of an interest rate reset on any loan in which the Trust can invest is one year.  The maximum maturity on any loan in which the Trust can invest is ten years.  The Trust’s portfolio of loans will ordinarily have a dollar-weighted average time until the next interest rate adjustment of ninety (90) days or less, although the time may exceed 90 days.  The Trust may find it possible and appropriate to use interest rate swaps and other investment practices to shorten the effective interest rate adjustment period of loans.  If the Trust does so, it will consider the shortened period to be the adjustment period of the loan.  As short-term interest rates rise, interest payable to the Trust should increase.  As short-term interest rates decline, interest payable to the Trust should decrease.  The amount of time that will pass before the Trust experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Trust’s portfolio of loans.

Loans usually have mandatory and optional prepayment provisions.  Because of prepayments, the actual remaining maturity of a loan may be considerably less than its stated maturity.  If a loan is prepaid, the Trust will have to reinvest the proceeds in other loans or securities which may have a lower fixed spread over its base rate.  In such a case, the amount of interest paid to the Trust would likely decrease.

In the event of a change in the benchmark interest rate on a loan, the rate payable to lenders under the loan will, in turn, reset as the applicable reset period reach their next scheduled reset date.  If the benchmark rate goes up, the Trust as lender would earn interest at a higher rate, but only on and after such reset date.  If the benchmark rate goes down, the Trust as lender would earn interest at a lower rate, but only on and after such reset date.

During normal market conditions, changes in market interest rates will affect the Trust in certain ways.  The principal effect will be that the yield on the Trust’s Common Shares will tend to rise or fall as market interest rates rise and fall.  This is because almost all of the assets in which the Trust invests pay interest at rates which float in response to changes in market rates.  However, because the interest rates on the Trust’s assets reset over time, there will be an imperfect correlation between changes in market rates and changes to rates on the portfolio as a whole.  This means that changes to the rate of interest paid on the portfolio as a whole will tend to lag behind changes in market rates.

Market interest rate changes may also cause the Trust’s NAV to experience moderate volatility.  This is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics.  If market interest rates change, a loan’s value could be affected to the extent the interest rate paid on that loan does not reset at the same time.  As discussed above, the rates of interest paid on the loans in which the Trust invests have a weighted average reset period that typically is less than 90 days.  Therefore, the impact of the lag between a change in market interest rates and the change in the overall rate on the portfolio is expected to be minimal.

Finally, to the extent that changes in market rates of interest are reflected not in a change to a base rate such as LIBOR but in a change in the spread over the base rate which is payable on loans of the type and quality in which the Trust invests, the Trust’s NAV could be adversely affected.  Again, this is because the value of a loan asset in the Trust is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular loan, given its individual credit and other characteristics.  However, unlike changes in market rates of interest for which there is only a temporary lag before the portfolio reflects those changes, changes in a loan’s value based on changes in the market spread on loans in the Trust’s portfolio may be of longer duration.

Other Investments

Assets not invested in Senior Loans will generally consist of other instruments, including loans to borrowers organized outside the United States and U.S. territories and possessions or Canada, unsecured floating rate loans, notes and other debt instruments, floating rate subordinated loans up to a maximum of 5% of the Trust’s total assets, tranches of floating rate asset-backed securities, including structured notes, short-term debt securities, with remaining maturities of 120 days or less (which may have yields tied to the Prime Rate, commercial paper rates, the federal funds rate or LIBOR) and equity securities acquired in connection with investments in loans.  Short-term debt instruments may include (i) commercial paper rated A-1 by Standard & Poor’s (“S&P”) Ratings Services or P-1 by Moody’s Investors Service, Inc. (“Moody’s”), or of comparable quality as determined by the Adviser or Sub-Adviser, (ii) certificates of deposit, bankers’ acceptances, and other bank deposits and obligations, and (iii) securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.  Under normal circumstances, the Trust may invest in cash and/or short-term instruments. During periods when, in the judgment of the Adviser or Sub-Adviser, a temporary defensive posture in the market is appropriate, the Trust may hold up to 100% of its assets in cash and/or in short-term debt instruments.

Repurchase Agreements

The Trust has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements.  A repurchase agreement is a contract under which the Trust may sell and simultaneously obtain the commitment of the purchaser to sell the security back to the Trust at an agreed upon price on an agreed upon date.  Repurchase agreements will be considered borrowings by the Trust, and as such are subject to the restrictions on borrowing.  Borrowings by the Trust create an opportunity for greater total return, but at the same time increase exposure to capital risk.  The Trust will maintain in a segregated account with its custodian cash or liquid high grade portfolio securities in an amount sufficient to cover its obligations with respect to the repurchase agreements.  The Trust will receive payment for such securities only upon physical delivery or evidence of book entry transfer by its custodian.  Regulations of the SEC require either that securities sold by the Trust under a repurchase agreement be segregated pending repurchase or that the proceeds be segregated on the Trust’s books and records pending repurchase.  Repurchase agreements may involve certain risks in the event of default or insolvency of the other party, including possible loss from delays or restrictions upon the Trust’s ability to dispose of the underlying securities.

Reverse Repurchase Agreements

The Trust has the ability, pursuant to its investment objective and policies, to enter into repurchase agreements if the asset which is the subject of the repurchase is a loan.  Such agreements may be considered to be loans by the Trust for purposes of the 1940 Act.  Each reverse repurchase agreement must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, at all times.  Pursuant to such reverse repurchase agreements, the Trust acquires securities from financial institutions such as brokers, dealers and banks, subject to the seller’s agreement to repurchase and the Trust’s agreement to resell such securities at a mutually agreed upon date and price.  The term of such an agreement is generally quite short, possibly overnight or for a few days, although it may extend over a number of months (up to one year) from the date of delivery.  The repurchase price generally equals the price paid by the Trust plus interest negotiated on the basis of current short-term rates (which may be more or less than the rate on the underlying portfolio security).  The securities underlying a reverse repurchase agreement will be marked to market every business day so that the value of the collateral is at least equal to the value of the loan, including the accrued interest thereon, and the Adviser or Sub-Adviser will monitor the value of the collateral.  Securities subject to reverse repurchase agreements will be held by the custodian or in the Federal Reserve/Treasury Book-Entry System. If the seller defaults on its repurchase obligation, the Trust will suffer a loss to the extent that the proceeds from a sale of the underlying securities is less than the repurchase price under the agreement.  Bankruptcy or insolvency of such a defaulting seller may cause the Trust’s rights with respect to such securities to be delayed or limited.  To mitigate this risk, the Trust only enters into reverse repurchase agreements with highly rated, large financial institutions.  The Trust may only enter into reverse repurchase agreements that qualify for an exclusion from any automatic stay of creditors’ rights against the counterparty under applicable insolvency law in the event of the counterparty’s insolvency.

Lending Loan Interests and Other Portfolio Instruments

To generate additional income, the Trust may lend its portfolio securities, including interests in  Senior Loans, in an amount equal to up to 33 1/3% of the Trust’s total assets to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities.  No lending may be made to any companies affiliated with the Adviser or Sub-Adviser.  During the time portfolio securities are on loan, the borrower pays the Trust any dividends or interest paid on such securities, and the Trust may invest the cash collateral and earn additional income, or it may receive an agreed-upon amount of interest income from the borrower who has delivered equivalent collateral or a letter of credit.  As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower fail financially.

The Trust may seek to increase its income by lending financial instruments in its portfolio in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC.  The lending of financial instruments is a common practice in the securities industry.  The loans are required to be secured continuously by collateral, consistent with the requirements of the 1940 Act discussed below, maintained on a current basis at an amount at least equal to the market value of the portfolio instruments loaned.  The Trust has the right to call a loan and obtain the portfolio instruments loaned at any time on such notice as specified in the transaction documents.  For the duration of the loan, the Trust will continue to receive the equivalent of the interest paid by the issuer on the portfolio instruments loaned and may also receive compensation for the loan of the financial instrument.  Any gain or loss in the market price of the instruments loaned that may occur during the term of the loan will be for the account of the Trust.

The Trust may lend its portfolio instruments so long as the terms and the structure of such loans are not inconsistent with the requirements of the 1940 Act, which currently require that (a) the borrower pledge and maintain with the Trust collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the U.S.  government having a value at all times not less than 100% of the value of the instruments loaned, (b) the borrowers add to such collateral whenever the price of the instruments loaned rises (i.e., the value of the loan is marked to market on a daily basis), (c) the loan be made subject to termination by the Trust at any time, and (d) the Trust receives reasonable interest on the loan (which may include the Trust’s investing any cash collateral in interest bearing short-term investments), any distributions on the loaned instruments and increase in their market value.  The Trust may lend its portfolio instruments to member banks of the Federal Reserve System, members of the New York Stock Exchange (“NYSE”) or other entities determined by the Adviser or Sub-Adviser to be creditworthy.  All relevant facts and circumstances, including the creditworthiness of the qualified institution, will be monitored by the Adviser or Sub-Adviser, and will be considered in making decisions with respect to the lending of portfolio instruments.

The Trust may pay reasonable negotiated fees in connection with loaned instruments.  In addition, voting rights may pass with loaned securities, but if a material event were to occur affecting such a loan, the Trust will retain the right to call the loan and vote the securities.  If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction, but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Trust’s rights as a creditor.  However, the loans will be made only to firms deemed by the Adviser or Sub-Adviser to be of good financial standing and when, in the judgment of the Adviser or Sub-Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk.

Interest Rate Hedging Transactions

The Trust has the ability, pursuant to its investment objectives and policies, to engage in certain hedging transactions including interest rate swaps and the purchase or sale of interest rate caps and floors. The Trust may undertake these transactions primarily for the following reasons: to preserve a return on or value of a particular investment or portion of the Trust’s portfolio, to protect against decreases in the anticipated rate of return on floating or variable rate financial instruments which the Trust owns or anticipates purchasing at a later date, or for other risk management strategies such as managing the effective dollar-weighted average duration of the Trust’s portfolio. Market conditions will determine whether and in what circumstances the Trust would employ any of the hedging techniques described below.

Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest, e.g., an exchange of an obligation to make floating rate payments on a specified dollar amount, referred to as the “notional” principal amount, for an obligation to make fixed rate payments. For example, the Trust may seek to shorten the effective interest rate redetermination period of a Senior Loan in its portfolio that has an interest rate redetermination period of one year. The Trust could exchange its right to receive fixed-income payments for one year from a borrower for the right to receive payments under an obligation that readjusts monthly. In such an event, the Trust would consider the interest rate redetermination period of such Senior Loan to be the shorter period.

The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor. The Trust will not enter into swaps, caps or floors if, on a net basis, the aggregate notional principal amount with respect to such agreements exceeds the net assets of the Trust or to the extent the purchase of swaps, caps or floors would be inconsistent with the Trust’s other investment restrictions.

The Trust will usually enter into interest rate swaps on a net basis, i.e., where the two parties make net payments with the Trust receiving or paying, as the case may be, only the net amount of the two payments. The net amount of the excess, if any, of the Trust’s obligations over its entitlement with respect to each interest rate swap will be accrued and an amount of cash or liquid securities having an aggregate NAV at least equal to the accrued excess will be maintained in a segregated account. If the Trust enters into a swap on other than a net basis, the Trust will maintain in the segregated account the full amount of the Trust’s obligations under each such swap. The Trust may enter into swaps, caps and floors with member banks of the Federal Reserve System, members of the NYSE or other entities determined by ING Investments. If a default occurs by the other party to such transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction but such remedies may be subject to bankruptcy and insolvency laws which could materially and adversely affect the Trust’s rights as a creditor. The Trust will not treat swaps covered in accordance with applicable regulatory guidance as senior securities.

The swap, cap and floor market has grown substantially in recent years with a large number of banks and financial services firms acting both as principals and as agents utilizing standardized swap documentation. As a result, this market has become relatively liquid. There can be no assurance, however, that the Trust will be able to enter into interest rate swaps or to purchase interest rate caps or floors at prices or on terms the Adviser or Sub-Adviser believes are advantageous to the Trust.  In addition, although the terms of interest rate swaps, caps and floors may provide for termination, there can be no assurance that the Trust will be able to terminate an interest rate swap or to sell or offset interest rate caps or floors that it has purchased.

The successful utilization of hedging and risk management transactions requires skills different from those needed in the selection of the Trust’s portfolio securities and depends on the Adviser’s or Sub-Adviser’s ability to predict correctly the direction and degree of movements in interest rates. Although the Trust believes that use of the hedging and risk management techniques described above will benefit the Trust, if the Adviser’s or Sub-Adviser’s judgment about the direction or extent of the movement in interest rates is incorrect, the Trust’s overall performance would be worse than if it had not entered into any such transactions. The Trust will incur brokerage and other costs in connection with its hedging transactions.

Originating Senior Loans – Reliance on Agents

The Trust has the ability to act as an agent in originating and administering a loan on behalf of all lenders or as one of a group of co-agents in originating Senior Loans.  However, the Trust has not acted as agent or co-agent on any loans, and has no present intention of doing so in the future.  An agent for a loan is required to administer and manage the Senior Loan and to service or monitor the collateral.  The agent is also responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the loan agreement.  The agent is charged with the responsibility of monitoring compliance by the borrower with the restrictive covenants in the loan agreement and of notifying the lenders of any adverse change in the borrower’s financial condition.  In addition, the agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the Senior Loan.

Lenders generally rely on the agent to collect their portion of the payments on a Senior Loan and to use the appropriate creditor remedies against the borrower.  Typically under loan agreements, the agent is given broad discretion in enforcing the loan agreement and is obligated to use the same care it would use in the management of its own property.  The borrower compensates the agent for these services.  Such compensation may include special fees paid on structuring and funding the Senior Loan and other fees on a continuing basis.  The precise duties and rights of an agent are defined in the loan agreement.

When the Trust is an agent, it has, as a party to the loan agreement, a direct contractual relationship with the borrower and, prior to allocating portions of the loan to lenders, if any, assumes all risks associated with the loan.  The agent may enforce compliance by the borrower with the terms of the loan agreement.  Agents also have voting and consent rights under the applicable loan agreement.  Action subject to agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the Senior Loan, which percentage varies depending on the relative loan agreement.  Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a Senior Loan, or relating collateral therefor, frequently require the unanimous vote or consent of all lenders affected.

Pursuant to the terms of a loan agreement, the agent typically has sole responsibility for servicing and administering a loan on behalf of the other lenders.  Each lender in a Senior Loan is generally responsible for performing its own credit analysis and its own investigation of the financial condition of the borrower.  Generally, loan agreements will hold the agent liable for any action taken or omitted that amounts to gross negligence or willful misconduct.  In the event of a borrower’s default on a loan, the loan agreements provide that the lenders do not have recourse against the Trust for its activities as agent.  Instead, lenders will be required to look to the borrower for recourse.

In a typical interest in a Senior Loan, the agent administers the loan and has the right to monitor the collateral.  The agent is also required to segregate the principal and interest payments received from the borrower and to hold these payments for the benefit of the lenders.  The Trust normally looks to the agent to collect and distribute principal of and interest on a Senior Loan.  Furthermore, the Trust looks to the agent to use normal credit remedies, such as to foreclose on collateral, monitor credit loan covenants, and notify the lenders of any adverse changes in the borrower’s financial condition or declarations of insolvency.  At times the Trust may also negotiate with the agent regarding the agent’s exercise of credit remedies under a Senior Loan.  The agent is compensated for these services by the borrower as set forth in the loan agreement.  Such compensation may take the form of a fee or other amount paid upon the making of the Senior Loan and/or an ongoing fee or other amount.

The loan agreements in connection with Senior Loans set forth the standard of care to be exercised by the agents on behalf of the lenders and usually provide for the termination of the agent’s agency status in the event that it fails to act properly, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy or if the agent resigns.  In the event an agent is unable to perform its obligations as agent, another lender would generally serve in that capacity.

Additional Information on Senior Loans

Senior Loans are direct obligations of corporations or other business entities and are arranged by banks or other commercial lending institutions and made generally to finance internal growth, mergers, acquisitions, stock repurchases, and leveraged buyouts.  Senior Loans usually include restrictive covenants which must be maintained by the borrower.  Such covenants, in addition to the timely payment of interest and principal, may include mandatory prepayment provisions arising from free cash flow and restrictions on dividend payments, and usually state that a borrower must maintain specific minimum financial ratios as well as establishing limits on total debt.  A breach of covenant, which is not waived by the agent, is normally an event of acceleration, i.e., the agent has the right to call the outstanding Senior Loan.  In addition, loan covenants may include mandatory prepayment provisions stemming from free cash flow.  Free cash flow is cash that is in excess of capital expenditures plus debt service requirements of principal and interest.  The free cash flow shall be applied to prepay the Senior Loan in an order of maturity described in the loan documents.  Under certain interests in Senior Loans, the Trust may have an obligation to make additional loans upon demand by the borrower.  The Trust intends to ensure its ability to satisfy such demands by segregating sufficient assets in high quality short-term liquid investments or by sufficiently maintaining unused borrowing capacity.

In a typical interest in a loan, the agent administers the loan and has the right to monitor the collateral.  The agent is also required to segregate the principal and interest payments received from the borrower and to hold these payments for the benefit of the lenders.  The Fund normally looks to the agent to collect and distribute principal of and interest on a loan.  Furthermore, the Fund looks to the agent to use normal credit remedies, such as to foreclose on collateral, monitor loan covenants, and notify the lenders of any adverse changes in the borrower’s financial condition or declarations of insolvency.  At times the Fund may also negotiate with the agent regarding the agent’s exercise of credit remedies under a loan.  The agent is compensated for these services by the borrower as set forth in the loan agreement.  Such compensation may take the form of a fee or other amount paid upon the making of the loan and/or an ongoing fee or other amount.

The loan agreements in connection with the loans set forth the standard of care to be exercised by the agents on behalf of the lenders and usually provide for the termination of the agent’s agency status in the event that it fails to act properly, becomes insolvent, enters FDIC receivership, or if not FDIC insured, enters into bankruptcy or if the agent resigns.  In the event an agent is unable to perform its obligations as agent, another lender would generally serve in that capacity.

The Fund believes that the principal credit risk associated with acquiring loans from another lender is the credit risk associated with the borrower of the underlying loan.  The Fund may incur additional credit risk, however, when the Fund acquires a participation in a loan from another lender because the Fund must assume the risk of insolvency or bankruptcy of the other lender from which the loan was acquired.  However, in acquiring loans, the Fund conducts an analysis and evaluation of the financial condition of each such lender.  In this regard, if the lenders have a long-term debt rating, the long-term debt of all such participants is rated “BBB” or better by S&P or “Baa” or better by Moody’s, or has received a comparable rating by another nationally recognized rating service.  In the absence of rated long-term debt, the lenders or, with respect to a bank, the holding company of such lenders have commercial paper outstanding which is rated at least “A-1” by S&P or “P-1” by Moody’s.  In the absence of such rated long-term debt or rated commercial paper, the Fund may acquire participations in loans from lenders whose long-term debt and commercial paper is of comparable quality to the foregoing rating standards as determined by the Adviser under the supervision of the Trustees.  The Fund also diversifies its portfolio with respect to lenders from which the Fund acquires loans.  (See “Investment Restrictions.”)

Senior Loans, unlike certain bonds, usually do not have call protection.  This means that investments comprising the Trust’s portfolio, while having a stated one to ten-year term, may be prepaid, often without penalty.  The Trust generally holds Senior Loans to maturity unless it becomes necessary to sell them to adjust the Trust’s portfolio in accordance with the Adviser’s or Sub-Adviser’s view of current or expected economic or specific industry or borrower conditions.

Senior Loans frequently require full or partial prepayment of a loan when there are asset sales or a securities issuance.  Prepayments on Senior Loans may also be made by the borrower at its election.  The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower.  Prepayment would cause the actual duration of a Senior Loan to be shorter than its stated maturity.  Prepayment may be deferred by the Trust.  This should, however, allow the Trust to reinvest in a new loan and recognize as income any unamortized loan fees.  In many cases this will result in a new facility fee payable to the Trust.

Because interest rates paid on these Senior Loans fluctuate periodically with the market, it is expected that the prepayment and a subsequent purchase of a new Senior Loan by the Trust will not have a material adverse impact on the yield of the portfolio.  (See “Portfolio Transactions.”)

Under a Senior Loan, the borrower generally must pledge as collateral assets which may include one or more of the following: cash, accounts receivable, inventory, property, plant and equipment, both common and preferred stock in its subsidiaries, trademarks, copyrights, patent rights and franchise value.  The Trust may also receive guarantees as a form of collateral.  In some instances, a Senior Loan may be secured only by stock in a borrower or its affiliates.  There is no assurance, however, that the liquidation of the existing collateral would satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that such collateral could be readily liquidated.

Loan Participation and Assignments

The Trust’s investment in loan participations typically will result in the Trust having a contractual relationship only with the lender and not with the borrower.  The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of the payments from the borrower.  In connection with purchasing participation, the Trust generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any right of set-off against the borrower, and the Trust may not directly benefit from any collateral supporting the loan in which it has purchased the participation.  As a result, the Trust may be subject to the credit risk of both the borrower and the lender that is selling the participation.  In the event of the insolvency of the lender selling a participation, the Trust may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.

When the Trust purchases a loan assignment from lenders, it will acquire direct rights against the borrowers on the loan.  Because assignments are arranged through private negotiations between potential assignees and potential assignors, however, the rights and obligations acquired by the Trust as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.  Because there is no liquid market for such securities, the Trust anticipates that such securities could be sold only to a limited number of institutional investors.  The lack of a liquid secondary market may have an adverse impact on the value of such securities and the Trust’s ability to dispose of particular assignments or participation when necessary to meet redemption of Trust shares, to meet the Trust’s liquidity needs or when necessary in response to a specific economic event, such as deterioration in the creditworthiness of the borrower.  The lack of a liquid secondary market for assignments and participation also may make it more difficult for the Trust to value these securities for purposes of calculating its NAV.

The Trust may be required to pay and receive various fees and commissions in the process of purchasing, selling and holding loans.  The fee component may include any, or a combination of, the following elements:  arrangement fees, assignment fees, non-use fees, facility fees, letter of credit fees and ticking fees.  Arrangement fees are paid at the commencement of a loan as compensation for the initiation of the transaction.  A non-use fee is paid based upon the amount committed but not used under the loan.  Facility fees are on-going annual fees paid in connection with a loan.  Letter of credit fees are paid if a loan involves a letter of credit.  Ticking fees are paid from the initial commitment indication until loan closing if for an extended period.  The amount of fees is negotiated at the time of transaction.

TRUSTESS AND OFFICERS

Management of the Trust

The Trust is governed by its Board of Trustees (“Board”).  A trustee who is not an interested person of the Trust, as defined in the 1940 Act, as amended, is an independent trustee (“Independent Trustee”).  The Trustees of the Trust are listed below.

Name, Address and Age	Position(s) Held With Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) – During the Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(2)	Other Directorships/Trusteeships Held by Trustee

Independent Trustees

Colleen D. Baldwin(3) 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 48	Trustee	August 2007–Present	Consultant (January 2005 to Present). Chief Operating Officer, Ivy Asset Management Group (April 2002 – October 2004).	177	None.

John V. Boyer 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 54	Trustee	January 2005 – Present	President, Bechtler Arts Foundation (March 2008 – Present) and Consultant (July 2007 – Present). Formerly, President and Chief Executive Officer, Franklin and Eleanor Roosevelt Institute (March 2006 – July 2007), and Executive Director, The Mark Twain House & Museum (4) (September 1989 – November 2005).	177	None.

Patricia W. Chadwick 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 59	Trustee	January 2006 – Present	Consultant and President of self-owned company, Ravengate Partners LLC (January 2000 – Present).	177	Wisconsin Energy (June 2006 – Present).

Peter S. Drotch(3) 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 66	Trustee	August 2007– Present	Retired Partner, Pricewaterhouse Coopers LLP.	177	First Marblehead Corporation, ( October 2003 – Present); Tufts Health Plan, Director ( June 2006 – Present); and University of Connecticut, Trustee (November 2004 – Present).

J. Michael Earley 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 63	Trustee	February 2002 – Present	President, Chief Executive Officer and Director, Bankers Trust Company, N.A., Des Moines (June 1992 – Present).	177	Midamerica Financial Corporation (December 2002 – Present).

Patrick W. Kenny 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 65	Trustee	January 2005 – Present	President and Chief Executive Officer, International Insurance Society (June 2001 – Present).	177	Assured Guaranty Ltd. (April 2004 – Present); and Odyssey Reinsurance Holdings (November 2006 – Present).

Name, Address and Age	Position(s) Held With Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) – During the Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(2)	Other Directorships/Trusteeships Held by Trustee

Sheryl K. Pressler 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 57	Trustee	January 2006 – Present	Consultant (May 2001 – Present).	177

Global Alternative Asset Management, Inc. (October 2007 – Present); Stillwater Mining Company (May 2002 – Present); California HealthCare Foundation (June 1999 – Present); and Romanian – American Enterprise Fund (February 2004 – Present).

Roger B. Vincent 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 62	Trustee	February 2002 – Present	President, Springwell Corporation (March 1989 – Present).	177	UGI Corporation (February 2006 – Present); and UGI Utilities, Inc. (February 2006 – Present).

Trustees who are “Interested Persons”

Robert W. Crispin(3)(5) 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 61	Trustee	August 2007 – Present	Retired Chairman and Chief Executive Officer, ING Investment Management Co (June 2001 – December, 2007).	177

ING Life Insurance and Annuity Company (May 2006 – Present); ING USA Annuity and Life Insurance Company (May 2006 – Present); Midwestern United Life Insurance Company (May 2006 – Present); Reliastar Life Insurance Company (May 2006 – Present); Security Life of Denver Insurance Company (May 2006 – Present); Belair Insurance Company Inc. (August 2005 – Present); The Nordic Insurance Company of Canada (February 2005 – Present); Trafalgar Insurance Company of Canada (February 2005 – Present); ING Novex Insurance Company of Canada (February 2005 – Present); Allianz Insurance Company of Canada  (February 2005 – Present); ING Canada Inc. (December 2004 – Present); ING Bank fsb (June 2001-Present); ING Investment Management, Inc. (June 2001 – December 2007); ING Insurance Company of Canada (June 2001 – Present); Sul America S.A. (June 2001 – Present) and ING Foundation (March 2004 – Present).

Name, Address and Age	Position(s) Held With Trust	Term of Office and Length of Time Served(1)	Principal Occupation(s) – During the Past 5 Years	Number of Funds in Fund Complex Overseen by Trustee(2)	Other Directorships/Trusteeships Held by Trustee

Shaun P. Mathews (4) (5)(6) 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 52	Trustee	June 2006 – Present	President and Chief Executive Officer, ING Investments, LLC (December 2006 – Present); President ING Mutual Funds and Investment Products (November 2004 – November 2006). Formerly, CMO, ING USFS (April 2002 – October 2004); and Head of Rollover/Payout (October 2001 – December 2003).	212

Mark Twain House & Museum (September 2002 – Present); Connecticut Forum (May 2002 – Present); Capital Community College Foundation (February 2002 – Present); ING Services Holding Company, Inc. (May 2000 – Present); Southland Life Insurance Company (June 2002 – Present); and ING Capital Corporation, LLC, ING Funds Distributor, LLC(7), ING Funds Services, LLC(8), ING Investments, LLC and ING Pilgrim Funding, Inc. (March 2006 – Present).

(1)

Trustees serve until their successors are duly elected and qualified, subject to the Board’s retirement policy which states that each duly elected or appointed Trustee who is not an “interested person” of the Trusts, as defined in the 1940 Act, as amended (“Independent Trustees”), shall retire from service as a Trustee at the first regularly scheduled quarterly meeting of the Board that is held after: (a) the Trustee reaches the age 70, if that Trustee qualifies for a retirement benefit as discussed in the Board’s retirement policy: or (b) the Trustee reaches the age of 72 or has served as a Trustee for 15 years, if that Trustee does not qualify for the retirement benefit. A unanimous vote of the Board may extend the retirement date of a Trustee for up to one year. An extension may be permitted if the retirement would trigger a requirement to hold a meeting of shareholders of the Trust under applicable law, whether for purposes of appointing a successor to the Trustee or if otherwise necessary under applicable law, in which case the extension would apply until such time as the shareholder meeting can be held or is no longer needed.

(2)

For the purposes of this table (except for Mr. Mathews), “Fund Complex” means the following investment companies:  ING GET Fund; ING Series Fund, Inc.; ING Strategic Allocation Portfolios, Inc.; ING VP Balanced Portfolio, Inc.; ING VP Intermediate Bond Portfolio; ING VP Money Market Portfolio; ING Variable Funds; and ING Variable Portfolios, Inc.  The number of Funds in the Fund Complex is as of May 31, 2008.   For Mr. Mathews, the Fund Complex also includes the following investment companies: ING Asia Pacific High Dividend Equity Income Fund; ING Equity Trust; ING Funds Trust; ING Global Advantage and Premium Opportunity Fund; ING Global Equity Dividend and Premium Opportunity Fund; ING Infrastructure Development Equity Fund; ING International High Dividend Equity Income Fund; ING Investment Funds, Inc.; ING Investors Trust; ING Mayflower Trust; ING Mutual Funds; ING Prime Rate Trust; ING Risk Managed Natural Resources Fund; ING Senior Income Fund; ING Separate Portfolios Trust; ING Variable Insurance Trust; ING Variable Products Trust; and ING Partners, Inc. The number of Funds in the Fund Complex is as of May 31, 2008.

(3)	Ms. Baldwin and Messrs. Crispin and Drotch each commenced services as a Trustee August 23, 2007.

(4)

Shaun Mathews, President and Chief Executive Officer, ING Investments, LLC, and Head of ING USFS Mutual Funds and Investment Products, has held a seat on the Board of Directors of The Mark Twain House & Museum since September 19, 2002. ING Groep N.V. makes non-material, charitable contributions to The Mark Twain House & Museum.

(5)

Messrs. Crispin and. Mathews are deemed to be “interested persons” of the Trust as defined in the 1940 Act because of their relationship with ING Groep., N.V., the parent corporation of the Adviser, ING Investments, LLC and the distributor, ING Funds Distributor, LLC.

(6)

Mr. Mathews is also a director of the following investment companies: ING VP Balanced Portfolio, Inc.; ING Strategic Allocation Portfolio, Inc.; ING GET Fund; ING VP Intermediate Bond Portfolio; ING VP Money Market Portfolio; ING Variable Funds; ING Variable Portfolios, Inc.; and ING Series Fund, Inc. Therefore, for the purposes of this table with reference to Mr. Mathews, “Fund Complex” includes these investment companies.

(7)

ING Funds Distributor, LLC is the successor in interest to ING Funds Distributor, Inc. which was previously known as ING Pilgrim Securities, Inc. and prior to that was known as Pilgrim America Securities, Inc.

(8)

ING Funds Services, LLC was previously named ING Pilgrim Group, LLC. ING Pilgrim Group, LLC is the successor in interest to ING Pilgrim, Inc. which was previously known as Pilgrim Group, Inc. and prior to that was known as Pilgrim America Group, Inc.

Officers

Information about the ING Funds’ Officers are set forth in the table below:

Name, Address and Age	Positions Held with the Trust	Term of Office and Length of Time Served (1)	Principal Occupation(s) During the Last Five Years

Shaun P. Mathews(4) 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 52	President and Chief Executive Officer	November 2006 – Present

President and Chief Executive Officer, ING Investments, LLC  (November 2006 – Present), President ING Mutual Funds and Investment Products (November 2004 – November 2006), and Chief Marketing Officer USFS (April 2002 – October 2004), an Head of Rollover/Payout (October 2001 – December 2003).

Stanley D. Vyner 230 Park Avenue New York, New York 10169 Age: 58	Executive Vice President	August 2003 – Present

Executive Vice President, ING Investments, LLC(2) (July 2000 – Present); and Chief Investment Risk Officer, ING Investments, LLC(2) (January 2003 – Present).  Formerly, Chief Investment Officer of International Investments (August 2000 – January 2003).

Michael J. Roland 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 50	Executive Vice President	February 2002 – Present

Head of Mutual Fund Platform (February 2007 – Present); and Executive Vice President, ING Investments, LLC(2) and ING Funds Services, LLC(3).  Formerly, Head of Product Management (January 2005 – January 2007); Chief Compliance Officer, ING Investments, LLC(2) and Directed Services LLC(5) (October 2004 – December 2005); and Chief Financial Officer and Treasurer, ING Investments, LLC(2) (December 2001 – March 2005).

Joseph M. O’Donnell 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 53	Executive Vice President Chief Compliance Officer	March 2006 – Present November 2004 – Present

Chief Compliance Officer of the ING Funds (November 2004 – Present); ING Investments, LLC(2) and Directed Services LLC(5) (March 2006 – Present) and Executive Vice President of the ING Funds (March 2006 – Present). Formerly, Chief Compliance Officer of ING Life Insurance and Annuity Company (March 2006 – December 2006); Vice President, Chief Legal Counsel, Chief Compliance Officer and Secretary of Atlas Securities, Inc., Atlas Advisers, Inc. and Atlas Funds (October 2001 – October 2004).

Todd Modic 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 40	Senior Vice President, Chief/Principal Financial Officer and Assistant Secretary	March 2005 – Present	Senior Vice President, ING Funds Services, LLC(3) (April 2005 – Present). Formerly, Vice President, ING Funds Services, LLC(3) (September 2002 – March 2005).

Daniel A. Norman 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 50	Senior Vice President Treasurer	April 1995 – Present June 1997 – Present	Senior Vice President and Senior Portfolio Manager, ING Senior Debt Group, ING Investment Management Co. (November 1999 – Present).

Name, Address and Age	Positions Held with the Trust	Term of Office and Length of Time Served (1)	Principal Occupation(s) During the Last Five Years

Curtis F. Lee 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 54	Senior Vice President and Chief Credit Officer	February 2001 – Present	Senior Vice President and Chief Credit Officer, ING Senior Loan Group, ING Investment Management Co. (January 2001 – Present).

Jeffrey A. Bakalar 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 48	Senior Vice President	November 1999 – Present	Senior Vice President and Group Head, ING Senior Loan Group, ING Investment Management Co. (January 2000 – Present).

Elliot A. Rosen 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 55	Senior Vice President	May 2002 – Present	Senior Vice President, ING Senior Loan Group, ING Investment Management Co. (February 1999 – Present).

William H. Rivoir III 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 57	Senior Vice President and Assistant Secretary	February 2001 – Present	Senior Vice President, ING Senior Loan Group, ING Investment Management Co. (January 2004 – Present). Formerly, Counsel, ING USFS Law Department (January 2003 – December 2003).

Kimberly A. Anderson 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 43	Senior Vice President	November 2003 – Present	Senior Vice President, ING Investments, LLC(2) (October 2003 – Present). Formerly, Vice President and Assistant Secretary, ING Investments, LLC(2) (January 2001 – October 2003).

Robert Terris 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 38	Senior Vice President	May 2006 – Present

Senior Vice President, Head of Division Operations, ING Funds (May 2006 – Present); and Vice President, Head of Division Operations, ING Funds Services, LLC (3) (March 2006 – Present).  Formerly, Vice President of Administration, ING Funds Services, LLC(3) (October 2001 –March  2006).

Robyn L. Ichilov 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 40	Vice President	November 1997 – Present	Vice President and Treasurer, ING Funds Services, LLC(3) (October 2001 – Present) and ING Investments, LLC(2) (August 1997 – Present).

Lauren D. Bensinger 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 54	Vice President	August 2003 – Present

Vice President and Chief Compliance Officer, ING Funds Distributor, LLC(6) (July 1995 – Present); and Vice President, ING Investment, LLC(2) (February 1996 – Present) and Director of Compliance, ING Investments, LLC(2) (October 2004 – Present).  Formerly, Chief Compliance Officer, ING Investments, LLC(2) (October 2001 – October 2004).

Maria M. Anderson 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 50	Vice President	September 2004 – Present	Vice President, ING Funds Services, LLC(3) (September 2004 – Present). Formerly, Assistant Vice President, ING Funds Services, LLC(3) (October 2001 – September 2004).

Denise Lewis 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 44	Vice President	January 2007 – Present

Vice President, ING Funds Services, LLC(3) (December 2006 – Present).  Formerly, Senior Vice President, UMB Investment Services Group, LLC (November 2003 – December 2006); and Vice President, Wells Fargo Funds Management, LLC (December 2000 – August 2003).

Name, Address and Age	Positions Held with the Trust	Term of Office and Length of Time Served (1)	Principal Occupation(s) During the Last Five Years

William Evans 10 State House Square Hartford, Ct 06103 Age: 35	Vice President	September 2007 - Present

Vice President, Head of Mutual Fund Advisory Group (April 2007 – Present), Vice President, U.S. Mutual Funds and Investment Products (May 2005 – April 2007), Senior Fund Analyst, U.S. Mutual Funds and Investment Products (May 2002 – May 2005).

Kimberly K. Springer 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 51	Vice President	March 2006 – Present

Vice President, ING Funds Services, LLC(3) (March 2006 – Present). Formerly, Assistant Vice President, ING Funds Services, LLC(3) (August 2004 – March 2006), Manager, Registration Statements, ING Funds Services, LLC(3) (May 2003 – August 2004); Associate Partner, AMVESCAP PLC (October 2000 – May 2003); and Director of Federal Filings and Blue Sky Filings, INVESCO Funds Group, Inc. (March 1994 – May 2003).

Susan P. Kinens 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 31	Assistant Vice President	February 2003 – Present	Assistant Vice President, ING Funds Services, LLC(3) (December 2002 – Present); and has held various other positions with ING Funds Services, LLC(3) for more than the last five years.

Craig Wheeler 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 39	Assistant Vice President	May 2008

Assistant Vice President – Director of Tax, ING Funds Services (March 2008 – Present). Formerly, Tax Manager, ING Funds Services (March 2005 – March 2008); Tax Senior, ING Funds Services (January 2004 – March 2005); and Tax Senior, KPMG LLP (August 2002 – December 2003).

Huey P. Falgout, Jr. 7337 East Doubletree Ranch Rd. Scottsdale, AZ 85258 Age: 44	Secretary	August 2003 – Present	Chief Counsel, ING Americas, U.S. Legal Services (September 2003 – Present). Formerly, Counsel, ING Americas, U.S. Legal Services (November 2002 – September 2003).

Theresa K. Kelety 7337 East Doubletree Ranch Rd. Scottsdale, AZ 85258 Age: 45	Assistant Secretary	August 2003 – Present	Senior Counsel, ING Americas, U.S. Legal Services (April 2003 – Present). Formerly, Senior Associate with Shearman & Sterling (February 2000 – April 2003).

Kathleen Nichols 7337 East Doubletree Ranch Rd. Scottsdale, Arizona 85258 Age: 32	Assistant Secretary	May 2008	Counsel, ING Americas, U.S. Legal Services (February 2008 – Present). Formerly, Associate, Ropes & Gray LLP (September 2005 – February 2008).

(1)	The Officers hold office until the next annual meeting of the Trustees and until their successors shall have been elected and qualified.
(2)

ING Investments, LLC was previously named ING Pilgrim Investments, LLC. ING Pilgrim Investments, LLC is the sucessor in interest to ING Pilgrim Investments, Inc., which was previously known as Pilgrim Investments, Inc. and before that was known as Pilgrim America Investments, Inc.

(3)

ING Funds Services, LLC was previously named ING Pilgrim Group, LLC. ING Pilgrim Group, LLC is the sucessor in interest to ING Pilgrim Group, Inc., which was previously known as Pilgrim Group, Inc. and before that was known as Pilgrim America Group, Inc.

(4)	Mr. Mathews commenced service as the President and Chief Executive Officer on November 9, 2006.
(5)	Directed Services LLC is the successor in interest to Directed Services, Inc.

(6)

ING Funds Distributor, LLC is the sucessor in interest to ING Funds Distributor, Inc., which was previously known as ING Pilgrim Securities, Inc., and before that was known as Pilgrim Securities, Inc., and before that was known as Pilgrim America Securities, Inc.

Board

The Board governs the Trust and is responsible for protecting the interests of shareholders.  The Trustees are experienced executives who oversee the Trust’s activities, review contractual arrangements with companies that provide services to the Trust, and review the Trust’s performance.

Frequency of Board Meetings

The Board currently conducts regular meetings eight (8) times a year.  The Audit Committee and the Compliance Committee each meets regularly four (4) times per year; the Investment Review Committees meet six (6) times per year; the Contracts Committee meets seven (7) times per year; and the remaining Committees meet as needed.  In addition, the Board or the Committees may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting.   Each Committee listed below operates pursuant to a Charter approved by the Board.

Recent Committee Changes

Effective March 27, 2008, November 28, 2007, and May 10, 2007, changes were made to the Board’s Committee structure.  In particular, the Committee memberships changed on those dates, and these changes are reflected in the discussion of the Committees that is set out below.  Prior to May 10, 2007, the Board had a Valuation, Proxy and Brokerage Committee.  Effective May 10, 2007, the functions of the Valuation, Proxy and Brokerage Committee and the Compliance Committee were combined.  The Compliance Committee was the surviving Committee, and now oversees valuation, proxy and brokerage matters, as well as compliance issues.  We also note that Roger Vincent became the Chairman of the Board effective May 10, 2007.  Prior to that date, Jock Patton served as the Chairman of the Board.

Committees

Executive Committee.  The Board has established an Executive Committee whose function is to act on behalf of the full Board between meetings, when necessary.  The Executive Committee currently consists of three (3) Independent Trustees and two (2) Trustees who are “interested persons,” as defined in the 1940 Act of the Trust.  The following Trustees serve as members of the Executive Committee:  Ms. Pressler and Messrs. Boyer, Crispin, Mathews and Vincent.  Mr. Vincent, Chairman of the Board, serves as the Chairperson of the Executive Committee.

From May 10, 2007 to November 28, 2007, the Executive Committee consisted of the following Trustees: Ms. Pressler and Messrs. Turner, Boyer and Vincent and Mr. Vincent served as the Chairperson. Prior to May 10, 2007 the following Trustees served as members of the Executive Committee:  Messrs. Turner, Vincent and Patton.  Mr. Patton served as Chairperson of the Executive Committee.

The Executive Committee held five (5) meetings during the fiscal year ended February 29, 2008.

Audit Committee.  The Board has established an Audit Committee whose functions include, among others, meeting with the independent registered public accounting firm of the Trust to review the scope of the Trust’s audit, its financial statements and interim accounting controls, and meeting with management concerning these matters.  The Audit Committee currently consists of three (3) Independent Trustees.  The following Trustees serve as members of the Audit Committee:  Ms. Chadwick and Messrs. Drotch and Earley.  Mr. Earley currently serves as Chairperson of the Audit Committee, and also has been designated as the Audit Committee’s financial expert under the Sarbanes-Oxley Act.

From May 10, 2007 to November 28, 2007 the Audit Committee consisted of the following Trustees: Ms. Chadwick and Messrs. Earley and Putnam. Mr. Early served as the Chairperson and the financial expert under the Sarbanes-Oxley Act for the Committee. Prior to May 10, 2007, the following Trustees served as members of the Audit Committee:  Messrs. Earley, Kenny, Vincent and Putnam and Ms. Pressler.  During the period prior to May 10, 2007, Mr. Earley served as Chairperson of the Audit Committee, and Mr. Kenny was designated as the Audit Committee’s financial expert under the Sarbanes-Oxley Act.

The Audit Committee held six (6) meetings during the fiscal year ended February 29, 2008.

Compliance Committee.  The Board has established a Compliance Committee for the purpose of, among others things, coordinating activities between the Board and the Chief Compliance Officer (“CCO”) of the Trust.  The Compliance Committee facilitates the information flow among Board members and the CCO between Board meetings; works with the CCO and management to identify the types of reports to be submitted by the CCO to the Compliance Committee and the Board; coordinates CCO oversight activities with other ING Fund boards; and makes recommendations regarding the role, performance and oversight of the CCO.  The Board also oversees quarterly compliance reporting.

Effective May 10, 2007, the functions of the Board’s Valuation, Proxy and Brokerage Committee were combined with the functions of the Compliance Committee.  As a result of this combination, the functions of the Compliance Committee now include determining the value of securities held by the Trust for which market value quotations are not readily available; overseeing management’s administration of proxy voting; and overseeing the effectiveness of the investment adviser’s usage of the Trust’s brokerage and the adviser’s compliance with changing regulations regarding the allocation of brokerage for services (other than pure trade executions).

The Compliance Committee consists of five (5) Independent Trustees: Messes. Baldwin and Pressler and Messrs. Boyer, Kenny and Vincent. Mr. Kenny currently serves as Chairperson of the Compliance Committee.

From May 10, 2007 to November 28, 2007, the Compliance Committee consisted of the following Trustees: Ms. Pressler and Messrs. Boyer, Kenny and Vincent. Mr. Kenny served as the Chairperson for the Committee. Prior to May 10, 2007, the Compliance Committee consisted of five (5) Independent Trustees:  Messrs. Boyer, Earley, Putnam, Kenny and Patton.  Mr. Kenny served as Chairperson of the Compliance Committee during the period prior to May 10, 2007.

The Compliance Committee held four (4) meetings during the fiscal year ended February 29, 2008.

Valuation, Proxy and Brokerage Committee.  As is discussed above, prior to May 10, 2007 the Board had a Valuation, Proxy and Brokerage Committee.  On that date, the Board’s Committees were reconstituted and the functions of the Valuation, Proxy and Brokerage Committee were combined with that of the Compliance Committee, and the reconstituted Compliance Committee was the surviving Committee.   The Compliance Committee now oversees valuation, proxy voting and brokerage matters formerly overseen by the Valuation, Proxy and Brokerage Committee.

Prior to May 10, 2007, the Valuation, Proxy and Brokerage Committee functions included, among others:  reviewing the determination of the value of securities held by the Trust for which market value quotations are not readily available; overseeing management’s administration of proxy voting; and overseeing the effectiveness of the investment adviser’s usage of the Trust’s brokerage; and overseeing the adviser’s compliance with changing regulations regarding the allocation of brokerage for services

(other than pure trade executions).  The Valuation, Proxy and Brokerage Committee consisted of four (4) Independent Trustees.  The following Trustees served as members of the Valuation, Proxy and Brokerage Committee: Dr. Gitenstein and Ms. Chadwick and Messrs. Boyer and Patton.  Ms. Chadwick served as Chairperson of the Valuation, Proxy and Brokerage Committee.

The Valuation, Proxy and Brokerage Committee held two (2) meetings during the fiscal year ended February 29, 2008.

Nominating and Governance Committee.  The Board has established a Nominating and Governance Committee for the purpose of, among other things:  (1) identifying and recommending to the Board candidates it proposes for nomination to fill Independent Trustees vacancies on the Board; (2) reviewing workload and capabilities of Independent Board members and recommending changes to size or composition of the Board, as necessary; (3) monitoring regulatory developments and recommending modifications to the Committee’s responsibilities; (4) considering and recommending the creation of additional committees or changes to Trustee policies and procedures based on rule changes and “best practices” in corporate governance; (5) reviewing compensation of Independent Board members and making recommendations for any changes; and (6) overseeing the Board’s annual self evaluation process.

In evaluating candidates, the Nominating and Governance Committee may consider a variety of factors, but it has not at this time set any specific minimum qualifications that must be met.  Specific qualifications of candidates for Board membership will be based on the needs of the Board at the time of nomination.  The Nominating and Governance Committee will consider nominations received from shareholders and shall assess shareholder nominees in the same manner as it reviews its own nominees.  A shareholder nominee for Trustee should be submitted in writing to the Trust’s Secretary at 7337 East Doubletree Ranch Rd., Scottsdale, Arizona 85258.  Any such shareholder nomination should include, at a minimum, the following information as to each individual proposed for nominations as Trustee:  such individual’s written consent to be named in the proxy statement as a nominee (if nominated) and to serve as a Trustee (if elected), and all information relating to such individual that is required to be disclosed in the solicitation of proxies for election of Trustees, or is otherwise required, in each case under applicable federal securities laws, rules and regulations.

The Secretary shall submit all nominations received in a timely manner to the Nominating and Governance Committee.  To be timely, any such submission must be delivered to the Trust’s Secretary not earlier than the 90th day prior to such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public announcement of the date of the meeting is first made, by either the disclosure in a press release or in a document publicly filed by the Trust with the SEC.

The Nominating and Governance Committee currently consists of four (4) Independent Trustees.  The following Trustees serve as members of the Nominating and Governance Committee: Messes. Chadwick and Baldwin and Messrs. Kenny and Vincent. Ms. Baldwin serves as Chairperson of the Nominating and Governance Committee.

From  May 10, 2007 to March 27, 2008 the Nominating and Governance Committee consisted of the following Trustees: Ms. Chadwick and Messrs. Boyer, Kenny and Vincent. Mr. Boyer served as Chairperson for the Committee. Prior to May 10, 2007, the membership of the Nominating and Governance Committee consisted of four (4) Independent Trustees.  The following Trustees served as members of the Nominating and Governance Committee:  Dr. Gitenstein and Messrs. Kenny, Patton and Vincent.  During the period prior to May 10, 2007, Dr. Gitenstein served as Chairperson of the Nominating and Governance Committee.

The Nominating and Governance Committee held three (3) meetings during the fiscal year ended February 29, 2008.

Investment Review Committees. The Board has established two Investment Review Committees to, among others things, monitor the investment performance of the Trust and make recommendations to the Board with respect to the Trust.

The Investment Review Committee for the Domestic Equity Funds currently consists of three (3) Independent Trustees and one (1) Trustee who is an “interested person” of the Trust, as defined in the 1940 Act.  The following Trustees serve as members of the Investment Review Committee for the Domestic Equity Funds:  Ms. Chadwick and Messrs. Crispin, Drotch, and Earley. Ms. Chadwick serves as Chairperson of the Investment Review Committee for the Domestic Equity Funds.

Prior to May 10, 2007, the Investment Review Committee for the Domestic Equity Funds was comprised of five (5) Independent Trustees and one (1) Trustee who was an “interested person,” as defined in the 1940 Act, of the Trust.  During the period prior to May 10, 2007, the following Trustees served as members of the Investment Review Committee for the Domestic Equity Funds:  Ms. Chadwick and Messrs. Patton, Putnam, Earley, Turner and Vincent.  Mr. Vincent served as Chairperson of the Investment Review Committee for the Domestic Equity Funds.

The Investment Review Committee for the Domestic Equity Funds held six (6) meetings during the fiscal year ended February 29, 2008.

The Investment Review Committee for the International/Balanced/Fixed Income Funds currently consists of of five (5) Independent Trustees and one (1) Trustee who is an “interested person” as defined by the 1940 Act of the Trust. The following Trustees serve as members of the Investment Review Committee for the International/Balanced/Fixed Income Funds: Messes. Baldwin and Pressler and  Messrs. Boyer, Kenny, Mathews and Vincent. Mr. Boyer serves as Chairperson of the Investment Review Committee for the International/Balanced/Fixed Income Funds.

Prior to May 10, 2007, the Investment Review Committee for the International/Balanced/Fixed Income Funds consisted of four (4) Independent Trustees.  During the period prior to May 10, 2007, the following Trustees served as members of the Investment Review Committee for the International/Balanced/Fixed Income Funds: Ms. Pressler and Dr. Gitenstein and  Messrs. Kenny and Boyer.   Mr. Boyer served as Chairperson of the Investment Review Committee for the International/Balanced/Fixed Income Funds.

The Investment Review Committee for the International/Balanced/Fixed Income Funds held six  (6) meetings during the fiscal year ended February 29, 2008.

Contracts Committee.  The Board has established a Contracts Committee for the purpose of overseeing the annual renewal process relating to investment advisory and sub-advisory agreements and, at the discretion of the Board, other agreements or plans involving the ING Funds.  The responsibilities of the Contracts Committee include, among other things:  (1) identifying the scope and format of information to be provided by service providers in connection with contract renewals; (2) providing guidance to independent legal counsel regarding specific information requests to be made by such counsel on behalf of the Trustees; (3) evaluating regulatory and other developments that might have an impact on applicable review and renewal processes; (4) reporting to the Trustees its recommendations and decisions regarding the foregoing matters; (5) assisting in the preparation of a written record of the factors considered by Trustees relating to the approval and renewal of advisory and sub-advisory agreements; and (6) recommending to the Trustees specific steps to be taken by them regarding the renewal process, including, for example, proposed schedules of meetings by the Trustees.  The Contracts Committee is not responsible for making substantive recommendations whether to approve, renew, reject or modify agreements or plans.  The Contracts Committee operates pursuant to a Charter approved by the Board.

The Contracts Committee currently consists of five (5) Independent Trustees.   The following Trustees serve as members of the Contracts Committee:  Messes. Pressler and Chadwick and Messrs. Boyer, Drotch, and Vincent. Ms. Pressler serves as Chairperson of the Contracts Committee.

Prior to May 10, 2007, the Contracts Committee consisted of six (6) Independent Trustees.  The following Trustees served as members of the Contracts Committee: Mses. Chadwick and Pressler and Messrs. Boyer, Patton, Vincent and Kenny.  During the period prior to May 10, 2007, Ms. Pressler served as Chairperson of the Contracts Committee.

The Contracts Committee held seven (7) meetings during the fiscal year ended February 29, 2008.

Trustee Ownership of Securities

Share Ownership Policy

In order to further align the interests of the Independent Trustees with shareholders, it is the policy of the Board that the Independent Trustees own shares of one or more funds managed by ING entities at all times (“Policy”).  For this purpose, beneficial ownership of fund shares includes ownership of a variable annuity contract or a variable life insurance policy whose proceeds are invested in the funds.

Under this Policy, the initial value of investments in one or more mutual funds in the ING Family Funds Complex that are beneficially owned by a Trustee must equal at least $100,000.  Existing Trustees shall have a reasonable amount of time, not to exceed three years, from the date upon which the minimum ownership was set at $100,000 in order to satisfy the foregoing requirements.  A new Trustee must satisfy the foregoing requirements within a reasonable amount, not to exceed three years, of becoming a Trustee.  A decline in the value of any fund investments will not cause a Trustee to have to make any additional investments under this Policy.

Investment in mutual funds of the ING Funds Complex by the Trustees pursuant to this Policy are subject to the market timing policies applied by the mutual funds of the ING Funds Complex to other similar investors and any provisions of the ING Funds’ Code of Ethics that otherwise applies to the Trustees.

                The following table describes each Trustee’s ownership of equity securities of the Trust and the aggregate holdings of shares of equity securities of all Funds overseen by the Trustee for the calendar year ended December 31, 2007.

Name of Trustee	Dollar Range of Equity Securities in the Trust as of December 31, 2007	Aggregate Dollar Range of Equity Securities in all Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Independent Trustees
Colleen D. Baldwin(1)	$0	$0
John V. Boyer	$0	$50,001 – $100,000
Patricia W. Chadwick	$0	Over $100,000
Peter S. Drotch(1)	$0	$0
J. Michael Earley	$0	Over $100,000
Patrick W. Kenny	$0	$10,001 – $50,000 Over $100,000 (2)
Sheryl K. Pressler	$0	Over $100,000 (2)
Roger B. Vincent	$0	Over $100,000 Over $100,000(2)
Trustees who are Interested Persons
Robert W. Crispin(1)	$0	Over $100,000(2)
Shaun P. Mathews	$0	Over $100,000 Over $100,000(2)

(1)	Ms. Baldwin, Mr. Drotch and Mr. Crispin each commenced services as a Trustee on August 23, 2007.

(2)	Held in a Deferred Compensation account and/or a 401K account.

Independent Trustee Ownership of Securities

Set forth in the table below is information regarding each Independent Trustee’s (and his or her immediate family members’) share ownership in securities of the Trust’s investment adviser or principal underwriter, and the ownership of securities in an entity controlling, controlled by or under common control with the investment adviser or principal underwriter of the Trust (not including registered investment companies) as of December 31, 2007.

Name of Trustee	Name of Owners and Relationship to Trustee	Company	Title of Class	Value of Securities	Percentage of Class
Colleen D. Baldwin(1)	N/A	N/A	N/A	$0	N/A
John V. Boyer	N/A	N/A	N/A	$0	N/A
Patricia W. Chadwick	N/A	N/A	N/A	$0	N/A
Peter S. Drotch(1)	N/A	N/A	N/A	$0	N/A
J. Michael Earley	N/A	N/A	N/A	$0	N/A
Patrick W. Kenny	N/A	N/A	N/A	$0	N/A
Sheryl K. Pressler	N/A	N/A	N/A	$0	N/A
Roger B. Vincent	N/A	N/A	N/A	$0	N/A

(1)          Ms. Baldwin and Mr. Drotch each commenced services as a Trustee on August 23, 2007.

COMPENSATION OF TRUSTEES

Effective July 1, 2007, each Trustee is reimbursed for expenses incurred in connection with each meeting of the Board or any Committee attended.  Independent Trustee is compensated for his or her services, on a quarterly basis, according to a fee schedule adopted by the Board.  The fee schedule consists only of an annual retainer and does not include additional compensation for attendance at regular or special Board and Committee meetings.  Further, Committee Chairpersons receive an additional annual retainer for their services in that capacity.

The Trust pays to each Trustee who is not an interested person of the Trust a pro rata share as described below, of: (i) an annual retainer of $200,000.  The Trust also pays a pro rata portion of the following fees: (i) Mr. Vincent, as Chairperson of the Board, receives an additional annual retainer of $75,000; (ii) Messes. Baldwin, Chadwick and Pressler and Messrs. Earley, Boyer and Kenny, as Chairpersons of Committees of the Board, each receives an additional annual retainer of $10,000, $40,000, $60,000, $30,000, $50,000 and $30,000, respectively; and (iii) the Trustees’ out-of-pocket expenses for attendance at Board meeting.  The pro rata share paid by the Trust is based on the Trust’s average net assets, computed as a percentage of the average net assets of all the funds managed by the Adviser or its affiliate, Directed Services LLC, for which the Trustees serve in common as Trustees.

Prior to July 1, 2007, each Trustee was reimbursed for expenses incurred in connection with each meeting of the Board or any Committee meeting attended.  Each Independent Trustee was compensated for his or her services according to a fee schedule adopted by the Board, and received a fee that consists of an annual retainer component and a meeting fee component.

The Trust paid each Trustee who was not an interested person a pro rata share, as described below, of: (i) an annual retainer of $45,000 (Mses. Chadwick and Pressler and Messrs. Earley, Boyer, Kenny, Vincent and Dr. Gitenstein, as Chairpersons of Committees of the Board, each received an additional annual retainer of $10,000, $15,000, $20,000, $20,000, $10,000, $20,000 and $10,000, respectively. Mr. Patton, as Chairperson of the board received an additional annual retainer of $30,000.); (ii) $7,000 for each in person meeting of the Board (Mr. Patton, as Chairperson of the Board, received an additional $1,000 for each Board meeting); (iii) $3,000 per attendance of any Committee meeting (Chairpersons of Committees of the Board received an additional $1,000 for each Committee meeting); (iv) $2,000 per special telephonic meeting; and (v) out-of-pocket expenses. The pro rata share paid by the Trust was based on the Trust’s average net assets as a percentage of the average net assets of all the funds managed by the Investment Adviser or its affiliate, Directed Services LLC. for which the Trustees served in common as Trustees.

The $2,500 retainer payable to Ms. Baldwin each quarter for her services to the Nominating and Governance Committee is paid only if the Committee has been active for that quarter. If the Nominating and Governance Committee has been active during all four quarters in a given year, the Chairperson will receive the full annual retainer of $10,000. Ms Baldwin was named Chairperson of the Nominating and Governance Committee as of March 27, 2008.

Mr. Boyer as the Chairperson of the Investment Review Committee —International/Balanced /Fixed Income receives an annual retainer of $40,000.  The $10,000 retainer payable to Mr. Boyer as the Chairperson for the Nominating and Governance Committee is paid only if the Nominating and Governance Committee has been active for that quarter. The compensation per quarter to the Chairperson is $2,500 which, if the Nominating and Governance Committee has been active for all four quarters, will result in the Chairperson receiving the full annual retainer of $10,000. Mr. Boyer served as Chairperson of the Nominating and Governance Committee until March 27, 2008.

The Chairperson for the Nominating and Governance Committee was paid on a quarterly basis and only if the Nominating and Governance Committee had been active for that quarter. The compensation per quarter to the Chairperson was $2,500 which, if the Nominating and Governance Committee had been active for all four quarters, would have resulted in the Chairperson receiving the full annual retainer of $10,000.

The following table sets forth information provided by the Trust’s Adviser regarding the compensation of Trustees by the Trust and other funds managed by ING Investments and its affiliates for the fiscal year ended February 29, 2008. Officers of the Trust and Trustees who are interested persons of the Trust do not receive any compensation from the Trust or any other funds managed by ING Investments or its affiliates.

COMPENSATION TABLE

Name of Trustee	Aggregate Compensation from Trust	Pension or Retirement Benefits Accrued as Part of Trust Expenses	Estimated Annual Benefits Upon Retirement(1)	Total Compensation from Trust and Fund Complex Paid to Trustees(2)(3)
Colleen D. Baldwin Trustee(4)	$2,652	N/A	N/A	$129,552
John V. Boyer Trustee	$4,543	N/A	N/A	$217,901
Patricia W. Chadwick Trustee	$4,105	N/A	N/A	$197,599
Robert W. Crispin(4)(5) Interested Trustee	N/A	N/A	N/A	N/A
Peter S. Drotch(4) Trustee	$1,326	N/A	N/A	$66,484
J. Michael Earley Trustee	$4,302	N/A	N/A	$206,500
R. Barbara Gitenstein(6) Former Trustee	$4,770	N/A	N/A	$244,943
Patrick W. Kenny(7) Trustee	$4,368	N/A	N/A	$209,500
Shaun P. Mathews(5) Interested Trustee	N/A	N/A	N/A	N/A
Jock Patton(8) Former Trustee and Former Chairman	$7,203	N/A	N/A	$344,500
Sheryl K. Pressler(7) Trustee	$4,625	N/A	N/A	$222,000
David W.C. Putnam(9) Trustee	$2,882	N/A	N/A	$140,613
John G. Turner(5)(10) Former Interested Trustee	N/A	N/A	N/A	N/A
Roger B. Vincent(7) Chairman andTrustee	$3,941	N/A	N/A	$189,125

(1)

The Trust has adopted a retirement policy under which a Trustee who has served as an Independent Trustee for five years or more will be paid by the Trust at the time of his or her retirement an amount equal to twice the compensation normally paid to the Independent Trustee for one year of service.

(2)	Trustee compensation includes compensation paid by Funds that are not discussed in the Prospectus or SAI.

(3)	Represents compensation from 182 funds paid by funds (total in complex as of February 29, 2008).
(4)	Ms. Baldwin, Mr. Crispin and Mr. Drotch each commenced services as a Trustee on August 23, 2007.

(5)

Mr. Crispin, Mr. Mathews and Mr. Turner are “Interested Persons,” as defined by the Investment Company Act of  1940 , because of their affiliation with ING Groep N.V., the parent corporation of the Adviser, ING Investments, LLC and the Distributor, ING Funds Distributor, LLC.  Officers and Trustees who are interested persons do not receive any compensation from the Trust.

(6)	Dr. Gitenstein retired as a Trustee effective September 10, 2007.

(7)	During the fiscal year ended February 29, 2008, Messers. Kenny, Vincent, and Ms. Pressler deferred $52,375, $55,875 and $122,500, respectively, of their compensation from the Portfolio Complex.

(8)	Mr. Patton retired as a Trustee effective June 30, 2007.

(9)	Mr. Putnam resigned as Trustee on February 23, 2008.
(10)	Mr. Turner resigned as a Trustee effective October 25, 2007.

As of June 16, 2008, the Trustees and Officers of the Trust as a group owned beneficially less than 1% of the Trust’s Common Shares.

As of June 16, 2008, the Trustees and Officers of the Trust as a group owned beneficially less than 1% of the Trust’s Preferred Shares.

As of June 16, 2008, no person to the knowledge of the Trust, owned beneficially or of record more than 5% of the outstanding Common Shares or Preferred Shares of the Trust except as set forth below:

Name of Trust	Name and Address	Class and Type of Ownership	Percentage of Class	Percentage of Trust

ING Prime Rate Trust	Cede & Co. P.O. Box 20 Bowling Green Station New York, NY 10274-0020	Beneficial Owner	82.16%	82.16%

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS

Adviser

The investment adviser for the Trust is ING Investments, which is registered with the SEC as an investment adviser and serves as an investment adviser to registered investment companies (or series thereof), as well as structured finance vehicles.  ING Investments, subject to the authority of the Board, has the overall responsibility for the management of the Trust’s portfolio subject to delegation of certain responsibilities to ING IM. ING Investments and ING IM are indirect, wholly-owned subsidiaries of ING Groep N.V. (“ING Groep”) (NYSE: ING).  ING Groep is one of the largest financial services organizations in the world with approximately 120,000 employees.  Based in Amsterdam, ING Groep offers an array of banking, insurance and asset management services to both individual and institutional investors.

On February 26, 2001, the name of the Adviser changed from ING Pilgrim Investments, Inc. to ING Pilgrim Investments, LLC.  On March 1, 2002, the name of the Adviser was changed from ING Pilgrim Investments, LLC to ING Investments, LLC.

ING Investments serves pursuant to an investment management agreement (“Investment Advisory Agreement”) between ING Investments and the Trust.  The Investment Advisory Agreement requires ING Investments to oversee the provisions of all investment advisory and portfolio management services of the Trust.  Pursuant to a sub-advisory agreement (“Sub-Advisory Agreement”) ING Investments has delegated certain management responsibilities to the Sub-Adviser of the Trust.  ING Investments oversees the investment management of the Sub-Adviser.

The Investment Advisory Agreement requires ING Investments to provide, subject to the supervision of the Board, investment advice and investment services to the Trust and to furnish advice and recommendations with respect to investment of the Trust’s assets and the purchase or sale of its portfolio securities.  ING Investments also provides investment research and analysis.  The Investment Advisory Agreement provides that ING Investments is not subject to liability to the Trust for any act or omission in the course of, or connected with, rendering services under the Agreement, except by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under the Investment Advisory Agreement.

On August 1, 2003, ING underwent an internal reorganization plan that, among other things, integrated certain of its portfolio management professionals across the United States under a common management structure known as ING Investment Management Americas, which includes ING IM.  One of the primary purposes of the integration plan was to promote consistently high levels of performance in terms of investment standards, research, policies and procedures in the portfolio management functions related to the Trust.  As a result of this integration plan, the operational and supervisory functions of the Trust’s Investment Advisory Agreement were separated from the portfolio management functions related to the Trust, with the former continuing to be provided by ING Investments and the latter provided by ING IM.  The portfolio management personnel currently employed by ING Investments became employees of ING IM, which assumed primary responsibility for all portfolio management issues, including the purchase, retention, or sale of portfolio securities.

After an initial term of two years, the Investment Advisory Agreement and Sub-Advisory Agreement continue in effect from year to year so long as such continuance is specifically approved at least annually by (a) the Board or (b) the vote of a “majority” (as defined in the 1940 Act) of the Trust’s outstanding shares voting as a single class; provided that in either event the continuance is also approved by at least a majority of the Board who are not “interested persons” (as defined in the 1940 Act) of the Adviser or Sub-Adviser, as the case may be, by vote cast in person at a meeting called for the purpose of voting on such approval.

The Investment Advisory Agreement is terminable without penalty with not less than sixty (60) days’ notice by the Board or by a vote of the holders of a majority of the Fund’s outstanding shares voting as a single class, or upon not less than sixty (60) day’s notice by the Investment Manager.  The Investment Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

Approval of Advisory and Sub-Advisory Agreements

For information regarding the basis for the Board’s approval of the Investment Advisory Agreement and Sub-Advisory Agreement for the Trust, please refer to the quarterly shareholder report dated November 30, 2007.

Advisory Fee

ING Investments receives an annual fee, payable monthly, in an amount equal to 0.80% of the Managed Assets of the Trust.

Total Advisory Fees Paid

For the fiscal years ended February 29, 2008, February 28, 2007 and February 28, 2006 ING Investments was paid $15,097,475, $16,030,822 and $16,295,070 respectively, for services rendered to the Trust.

SUB-ADVISER

The Investment Advisory Agreement for the Trust provides that ING Investments, with the approval of the Trust’s Board, may select and employ an investment adviser to serve as a Sub-Adviser to the Trust, shall monitor the Sub-Adviser’s investment programs and results, and shall coordinate the investment activities of the Sub-Adviser to ensure compliance with regulatory restrictions.  ING Investments pays all of its expenses arising from the performance of its obligations under the Investment Advisory Agreement, including all fees payable to the Sub-Adviser, and executive salaries and expenses of the officers of the Trust who are employees of ING Investments.  The Sub-Adviser pays all of its expenses arising from the performance of its obligations under the sub-advisory agreement (“Sub-Advisory Agreement”).

ING IM serves as Sub-Adviser to the Trust pursuant to the Sub-Advisory Agreement between ING Investments and ING IM.  The Sub-Advisory Agreement requires ING IM to provide, subject to the supervision of the Board and ING Investments, a continuous investment program for the Trust and to determine the composition of the assets of the Trust, including determination of the purchase, retention or sale of the securities, cash and other investments for the Trust, in accordance with the Trust’s investment objectives, policies and restrictions and applicable laws and regulations.  The Sub-Advisory Agreement also requires ING IM to use reasonable compliance techniques as the Sub-Adviser or the Board may reasonably adopt, including any written compliance procedures.

The Sub-Advisory Agreement may be terminated at any time by the Trust by a vote of the majority of the Board or by a vote of a majority of the outstanding securities.  The Sub-Advisory Agreement also may be terminated by: (i) ING Investments at any time, upon sixty (60) days’ written notice to the Trust and the Sub-Adviser; (ii) at any time, without payment of any penalty by the Trust, by the Trust’s Board or a majority of the outstanding voting securities of the Trust upon sixty (60) days’ written notice to ING Investments and the Sub-Adviser; or (iii) by the Sub-Adviser upon three (3) months’ written notice unless the Trust or ING Investments requests additional time to find a replacement for the Sub-Adviser, in which case, the Sub-Adviser shall allow the additional time, requested by the Trust or ING Investments, not to exceed three (3) additional months beyond the initial three (3) month notice period; provided, however, that the Sub-Adviser may terminate the Sub-Advisory Agreement at any time without penalty, effective upon written notice to ING Investments and the Trust, in the event either the Sub-Adviser (acting in good faith) or ING Investments ceases to be registered as an investment adviser under the Investment Advisers Act of 1940 Act, as amended or otherwise becomes legally incapable of providing investment management services pursuant to its respective contract with the Trust, or in the event ING Investments becomes bankrupt or otherwise incapable of carrying out its obligations under the Sub-Advisory Agreement, or in the event that the Sub-Adviser does not receive compensation for its services from ING Investments or the Trust as required by the terms of the Sub-Advisory Agreement.  Otherwise, the Sub-Advisory Agreement will remain in effect for two years and will, thereafter, continue in effect from year to year, subject to the annual approval of the Board, on behalf of the Trust, or the vote of a majority of the outstanding voting securities, and the vote, cast in person at a meeting duly called and held, of a majority of the Trustees, on behalf of the Trust, who are not parties to the Sub-Advisory Agreement or interested persons (as defined in the 1940 Act) of any such party.  The Sub-Advisory Agreement will terminate automatically in the event of an assignment (as defined in the 1940 Act).

In this capacity, ING IM, subject to the supervision and control of ING Investments and the Trustees of the Trust, will manage the Trust’s portfolio investments, consistently with its investment objective, and execute any of the Trust’s investment policies that it deems appropriate to utilize from time to time.

Sub-Advisory Fee

For its services, ING IM is entitled to receive a sub-advisory fee of 0.36%, expressed as an annual rate based on the average daily Managed Assets of the Trust, and paid by ING Investments.

Total Sub-Advisory Fees Paid

For the fiscal year ended February 29, 2008, February 28, 2007 and February 28 2006, ING Investments paid ING IM, in its capacity as Sub-Adviser, $6,812,477, $7,213,870, and $7,332,781, respectively, in sub-advisory fees.

PORTFOLIO MANAGERS

Other Accounts Managed

The following table shows the number of accounts and total assets in the accounts managed by each Portfolio Manager as of February 29, 2008:

	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts*
Portfolio Manager	Number of Accounts	Total Assets (in billions)	Number of Accounts	Total Assets (in billions)	Number of Accounts	Total Assets (in billions)
Daniel A. Norman	2	$3,566,526,182	11	$6,511,029,330	0	$0
Jeffrey A. Bakalar	2	$3,566,526,182	11	$6,511,029,330	0	$0
Curtis F. Lee	2	$3,566,526,182	11	$6,511,029,330	0	$0

* None of these accounts have an advisory fee based on the performance of the account.

Potential Material Conflicts of Interest

A portfolio manager may be subject to potential conflicts of interest because the portfolio manager is responsible for other accounts in addition to the Trust.  These other accounts may include, among others, other mutual funds, separately managed advisory accounts, commingled trust accounts, insurance separate accounts, wrap fee programs and hedge funds.  Potential conflicts may arise out of the implementation of differing investment strategies for the portfolio manager’s various accounts, the allocation of investment opportunities among those accounts or differences in the advisory fees paid by the portfolio manager’s accounts.

A potential conflict of interest may arise as a result of the portfolio manager’s responsibility for multiple accounts with similar investment guidelines.  Under these circumstances, a potential investment may be suitable for more than one of the portfolio manager’s accounts, but the quantity of the investment available for purchase is less than the aggregate amount the accounts would ideally devote to the opportunity.  Similar conflicts may arise when multiple accounts seek to dispose of the same investment.

A portfolio manager may also manage accounts whose objectives and policies differ from those of the Trust.  These differences may be such that under certain circumstances, trading activity appropriate for one account managed by the portfolio manager may have adverse consequences for another account managed by the portfolio manager.  For example, if an account were to sell a significant position in a security, which could cause the market price of that security to decrease, while the Trust maintained its position in that security.

A potential conflict may arise when a portfolio manager is responsible for accounts that have different advisory fees — the difference in the fees may create an incentive for the portfolio manager to favor one account over another, for example, in terms of access to particularly appealing investment opportunities.  This conflict may be heightened where an account is subject to a performance-based fee.

As part of its compliance program, ING IM has adopted policies and procedures reasonably designed to address the potential conflicts of interest described above.

Finally, a potential conflict of interest may arise because the investment mandates for certain other accounts, such as hedge funds, may allow extensive use of short sales, which, in theory, could allow them to enter into short positions in securities where other accounts hold long positions. ING IM has policies and procedures reasonably designed to limit and monitor short sales by the other accounts to avoid harm to the Trust.

Compensation

Compensation consists of: (a) fixed base salary; (b) bonus which is based on ING IM’s performance, one- and three-year pre-tax performance of the accounts the portfolio managers are primarily and jointly responsible for relative to account benchmarks and peer universe performance, and revenue growth of the accounts they are responsible for; and (c) long-term equity awards tied to the performance of our parent company, ING Groep.

Portfolio managers are also eligible to participate in an annual cash incentive plan.  The overall design of the ING IM annual incentive plan was developed to closely tie pay to performance, structured in such a way as to drive performance and promote retention of top talent.  As with base salary compensation, individual target awards are determined and set based on external market data and internal comparators.  Investment performance is measured on both relative and absolute performance in all areas.  ING IM has a defined index, the S&P’s LSTA Leveraged Loan Index and, where applicable, peer groups including but not limited to Russell, Morningstar, Inc. (“Morningstar”), Lipper Analytical Services, Inc. (“Lipper”) and Lehman and set performance goals to appropriately reflect requirements for each investment team.  The measures for each team are outlined on a “scorecard” that is reviewed on an annual basis.  These scorecards reflect a comprehensive approach to measuring investment performance versus both benchmarks and peer groups over one- and three-year periods and year-to-date net cash flow (changes in the accounts’ net assets not attributable to changes in the value of the accounts’ investments) for all accounts managed by the team.  The results for overall IIM scorecards are calculated on an asset weighted performance basis of the individual team scorecards.

Investment professionals’ performance measures for bonus determinations are weighted by 25% being attributable to the overall ING IM performance and 75% attributable to their specific team results (60% investment performance and 15% net cash revenue).

Based on job function, internal comparators and external market data, portfolio managers participate in the ING Long-Term Incentive Plan.  Plan awards are based on the current year’s performance as defined by the ING IM component of the annual incentive plan.  The awards vest in three years and are paid in a combination of ING restricted stock, stock options and restricted performance units.

Portfolio managers whose base salary compensation exceeds a particular threshold may participate in ING’s deferred compensation plan.  The plan provides an opportunity to invest deferred amounts of compensation in mutual funds, ING stock or at an annual fixed interest rate.  Deferral elections are done on an annual basis and the amount of compensation deferred is irrevocable.

Ownership of Securities

The following table shows the dollar range of shares of the Trust owned by portfolio manager member as of February 29, 2008, including investments by their immediate family members and amounts invested through retirement and deferred compensation plans.

Portfolio Manager	Dollar Range of Trust Shares Owned
Daniel A. Norman	None
Jeffrey A. Bakalar	None
Curtis F. Lee	None

ADMINISTRATOR

ING Funds Services, LLC (“Administrator” or “ING Funds Services”), an affiliate of the Adviser, serves as Administrator for the Trust pursuant to an administration agreement (“Administration Agreement”).  In connection with its administration of the corporate affairs of the Trust, the Administrator bears the following expenses:  the salaries and expenses of all personnel of the Trust and the Administrator except for the fees and expenses of Trustees not affiliated with the Administrator or ING Investments; costs to prepare information; determination of daily NAV by the recordkeeping and accounting agent; expenses to maintain certain of the Trust’s books and records that are not maintained by ING Investments, the custodian, or transfer agent; costs incurred to assist in the preparation of financial information for the Trust’s income tax returns, proxy statements, quarterly, semi-annual, and annual shareholder reports; costs of providing shareholder services in connection with any tender offers or to shareholders proposing to transfer their shares to a third party; providing shareholder services in connection with the dividend reinvestment plan; and all expenses incurred by the Administrator or by the Trust in connection with administering the ordinary course of the Trust’s business other than those assumed by the Trust, as described below.

Except as indicated immediately above and under the section entitled “Adviser,” the Trust is responsible for the payment of its expenses including:  the fees payable to ING Investments; the fees payable to the Administrator; the fees and certain expenses of the Trust’s custodian and transfer agent, including the cost of providing records to the Administrator in connection with its obligation of maintaining required records of the Trust; the charges and expenses of the Trust’s legal counsel, legal counsel to the Trustees who are not “interested persons” as defined in the 1940 Act and independent accountants; commissions and any issue or transfer taxes chargeable to the Trust in connection with its transactions; all taxes and corporate fees payable by the Trust to governmental agencies; the fees of any trade association of which the Trust is a member; the costs of share certificates representing Common Shares of the Trust; organizational and offering expenses of the Trust and the fees and expenses involved in registering and maintaining registration of the Trust and its Common Shares with SEC, including the preparation and printing of the Trust’s registration statement and prospectuses for such purposes; allocable communications expenses with respect to investor services, and all expenses of shareholders’ and Trustees’ meetings and of preparing, printing and mailing reports, proxy statements and prospectuses to shareholders; the cost of insurance; and litigation and indemnification expenses and extraordinary expenses not incurred in the ordinary course of the Trust’s business.

For its services, the Administrator is entitled to receive from the Trust a fee at an annual rate of 0.25% of the Trust’s average daily net assets plus the proceeds of any outstanding borrowings.

Administrative fees paid by the Trust for the fiscal years ended February 29, 2008, February 28, 2007 and February 28, 2006, were $4,717,961, $5,009,632 and $5,092,209, respectively, for services rendered to the Trust.

DISTRIBUTOR

Shares of the Trust are distributed by ING Funds Distributor, LLC (“ING Funds Distributor” or “Distributor”).  Pursuant to an Amended and Restated Distribution Agreement (“Distribution Agreement”), the Distributor, an affiliate of ING Investments and ING Funds Services, is the principal underwriter and distributor for the shares of the Trust and acts as agent of the Trust in the continuous offering of its shares.  The Distributor bears all of its expenses of providing services pursuant to the Distribution Agreement.  The Trust pays the cost for the prospectus and shareholder reports to be set in type and printed for existing shareholders, and the Trust pays for the printing and distribution of copies thereof used in connection with the offering of shares to prospective investors.  The Trust also pays for supplementary sales literature and advertising costs.

The Distribution Agreement continues in effect from year to year so long as such continuance is approved at least annually by a vote of the Board, including the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the Distribution Agreement.  The Distribution Agreement automatically terminates in the event of its assignment and may be terminated at any time without penalty by the Trust or by the Distributor upon sixty (60) days written notice. Termination by the Trust may be by vote of a majority of the Board, and a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the Distribution Agreement, or a majority of the outstanding voting securities of the Trust, as defined under the 1940 Act.

The Common Shares will only be sold on such days as shall be agreed to by the Trust and ING Funds Distributor.  The Common Shares will be sold at market prices, which shall be determined with reference to trades on the NYSE, subject to a minimum price to be established each day by the Trust.    The minimum price on any day will not be less than the current NAV per Common Share.  The Trust and ING Funds Distributor will suspend the sale of Common Shares if the per share price of the Common Shares is less than the minimum price.

Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made.  Unless otherwise indicated in a further prospectus supplement, ING Funds Distributor as underwriter will act as underwriter on a reasonable efforts basis.

In connection with the sale of the Common Shares on behalf of the Trust, ING Funds Distributor may be deemed to be an underwriter within the meaning of the 1940 Act.  As described below, ING Funds Distributor also serves as distributor for the Trust in connection with the sale of Common Shares of the Trust pursuant to privately negotiated transactions and pursuant to optional cash investments. In addition, ING Funds Distributor provides administrative services in connection with a separate at-the-market offering of Common Shares of the Trust.  The offering of Common Shares pursuant to the Distribution Agreement will terminate upon the earlier of (i) the sale of all Common Shares subject thereto or (ii) termination of the Distribution Agreement.

PROXY VOTING PROCEDURES

The Board has adopted proxy voting procedures and guidelines to govern the voting of proxies relating to the Trust’s portfolio securities.  The Trust’s procedures and guidelines delegate to ING Investments the authority to vote proxies relating to portfolio securities, and provide a method for responding to potential conflicts of interest.  In delegating voting authority to ING Investments, the Board has also approved ING Investments’ proxy voting procedures, which require ING Investments to vote proxies in accordance with the Trust’s proxy voting procedures and guidelines.  An independent proxy voting service has been retained to assist in the voting of Trust proxies through the provision of vote analysis, implementation and recordkeeping and disclosure services. In addition, the Board established the Compliance Committee, to oversee the implementation of the Fund’s proxy voting procedures. A copy of the proxy voting procedures and guidelines of the Trust, including the proxy voting procedures of ING Investments, is attached hereto as Appendix A.  Information regarding how the Trust voted proxies relating to portfolio securities for the one-year period ending June 30th is available no later than August 31st of each year through the ING Funds’ website at http://www.ingfunds.com or by accessing the SEC’s EDGAR database at http:// www.sec.gov.

SHAREHOLDER INVESTMENT PROGRAM

The Trust maintains a Shareholder Investment Program (“Program”), which allows participating shareholders to reinvest all dividends and capital gain distributions (“Dividends”) in additional Common Shares of the Trust.  The Program also allows participants to purchase additional Common Shares through optional cash investments in amounts ranging from a minimum of $100 to a maximum of $100,000 per month.    Common Shares may be issued by the Trust under the Program only if the Trust’s Common Shares are trading at a premium to NAV.  If the Trust’s Common Shares are trading at a discount to NAV, Common Shares purchased under the Program will be purchased on the open market.

If the market price (the volume-weighted average sales price, per share, as reported on the New York Stock Exchange Composite Transaction Tape as shown daily on Bloomberg’s AQR screen) plus estimated commissions for Common Shares of the Trust is less than the NAV on the Valuation Date (defined below), DST will purchase Common Shares on the open market through a bank or securities broker as provided herein.  Open market purchases may be effected on any securities exchange on which Common Shares of the Trust trade or in the over-the-counter market.  If the Market Price, plus estimated commissions, exceeds the NAV before DST has completed its purchases, DST will use reasonable efforts to cease purchasing Common Shares, and the Trust shall issue the remaining Common Shares.  If the Market Price, plus estimated commissions, is equal to or exceeds the NAV on the Valuation Date, the Trust will issue the Common Shares to be acquired by the Program.  The Valuation Date is a date preceding the DRIP Investment Date and OCI Investment Date, on which it is determined, based on the Market Price and NAV of Common Shares of the Trust, whether DST will purchase Common Shares on the open market or the Trust will issue the Common Shares for the Program.  The Trust may, without prior notice to participants, determine that it will not issue new Common Shares for purchase pursuant to the Program, even when the Market Price plus estimated commissions equals or exceeds NAV, in which case DST will purchase Common Shares on the open market.

Common Shares issued by the Trust under the Program will be issued without incurring a fee.  Common Shares purchased for the Program directly from the Trust in connection with the reinvestment of Dividends will be acquired on the DRIP Investment Date at the greater of (i) NAV at the close of business on the Valuation Date or (ii) the average of the daily Market Price of the shares during the DRIP Pricing Period, minus a discount of 5%.  The DRIP Pricing Period for a dividend reinvestment is the Valuation Date and the prior Trading Day.  A “Trading Day” means any day on which trades of the Common Shares of the Trust are reported on the NYSE.

Common Shares purchased directly from the Trust pursuant to optional cash investments will be acquired on an OCI Investment Date at the greater of (i) NAV at the close of business on the Valuation Date or (ii) the average of the daily Market Price of the shares during the OCI Pricing Period minus a discount, determined at the sole discretion of the Trust and announced in advance, ranging from 0% to 5%.  The OCI Pricing Period for an OCI Investment Date means the period beginning four Trading Days prior to the Valuation Date through and including the Valuation Date.  The discount for optional cash investments is set by the Trust and may be changed or eliminated by the Trust without prior notice to participants at any time.  The discount for optional cash investments is determined on the last business day of each month.  In all instances, however, the discount on Common Shares issued directly by the Trust shall not exceed 5% of the market price, and Common Shares may not be issued at a price less than NAV without prior specific approval of shareholders or of the Commission.  Optional cash investments received by DST no later than 4:00 p.m. Eastern time on the OCI payment Due Date to be invested on the relevant OCI Investment Date.

Subject to the availability of Common Shares registered for issuance under the Program, there is no total maximum number of Common Shares that can be issued pursuant to the Program.

See “Federal Taxation - Distributions” for a discussion of the federal income tax ramifications of obtaining Common Shares under the Program.

Privately Negotiated Transactions

The Common Shares may also be offered pursuant to privately negotiated transactions between the Trust and specific investors.  The terms of such privately negotiated transactions will be subject to the discretion of the management of the Trust.  In determining whether to sell Common Shares pursuant to a privately negotiated transaction, the Trust will consider relevant factors including, but not limited to, the attractiveness of obtaining additional funds through the sale of Common Shares, the purchase price to apply to any such sale of Common Shares and the person seeking to purchase the Common Shares.

Common Shares issued by the Trust in connection with privately negotiated transactions will be issued at the greater of (1) NAV per Common Share of the Trust’s Common Shares or (ii) at a discount ranging from 0.00% to 5.00% of the average of the daily market price of the Trust’s Common Shares at the close of business on the two business days preceding the date upon which Common Shares are sold pursuant to the privately negotiated transaction.  The discount to apply to such privately negotiated transactions will be determined by the Trust with regard to each specific transaction.  The Trust will not pay any commissions with regard to privately negotiated transactions, but an investor may be subject to a front end sales load of up to 3.00% paid to or retained by a third party broker-dealer through which such transaction may be effected.

CODE OF ETHICS

The Distributor, the Adviser, the Sub-Adviser and the Trust have each adopted a code of ethics (“Code of Ethics” or written supervisory procedures) governing personal trading activities of all Trustees, officers of the Trust and the Distributor and persons who, in connection with their regular functions, play a role in the recommendation of any purchase or sale of a security by the Trust or obtain information pertaining to such purchase or sale.  The Code of Ethics is intended to prohibit fraud against the Trust that may arise from personal trading of securities that may be purchased or held by the Trust or of Trust shares.  The Code of Ethics also prohibits short-term trading of the Trust by persons subject to the Code of Ethics.  Personal trading is permitted by such persons subject to certain restrictions; however such persons are generally required to pre-clear all security transactions with the Trust’s Compliance

Department and to report all transactions on a regular basis.  The Sub-Adviser has adopted its own Code of Ethics to govern the personal trading activities of its personnel.

The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC  20549.  Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.  The Code of Ethics is available on the SEC’s website (http://www.sec.gov) and copies may also be obtained at prescribed rates by electronic request at publicinfo@sec.gov, or by writing the SEC’s Public Reference Section at the address listed above.

PORTFOLIO TRANSACTIONS

The Trust will generally have at least 80% of its net assets, plus the amount of any borrowings for investment purposes, invested in Senior Loans.  The remaining assets of the Trust will generally consist of loans to borrowers organized outside the United States and U.S. territories and possessions or Canada, loans denominated in currencies other than the U.S. dollar, short-term debt instruments with remaining maturities of 120 days or less, longer-term debt securities, certain other instruments such as unsecured loans, subordinated loans up to a maximum of 5% of the Trust’s net assets, interest rate swaps, caps and floors, repurchase agreements, reverse repurchase agreements and equity securities acquired in connection with investments in loans.  The Trust will acquire Senior Loans from and sell Senior Loans to commercial and investment banks, insurance companies, finance companies, and other investment companies and private investment funds. The Trust’s interest in a particular Senior Loan will terminate when the Trust receives full payment on the loan or sells a Senior Loan in the secondary market.  Costs associated with purchasing or selling investments in the secondary market include processing fees paid to agents.  These costs are allocated between the purchaser and seller as agreed between the parties.

The Sub-Adviser for the Trust places orders for the purchase and sale of investment securities for the Trust, pursuant to authority granted in the Sub-Advisory Agreement.  Subject to policies and procedures approved by the Trust’s Board, the Sub-Adviser has discretion to make decisions relating to placing these orders, including, where applicable, selecting the brokers or dealers that will execute the purchase and sale of investment securities, negotiating the commission or other compensation paid to the broker or dealer executing the trade, or using an electronic trading network (“ECN”) or alternative trading system (“ATS”).

In a situation where the Sub-Adviser resigns or ING Investments otherwise assumes day to day management of the Trust pursuant to its Investment Advisory Agreement with the Trust, ING Investments will perform the services described herein as being performed by the Sub-Adviser.

How Securities Transactions are Effected

Purchases and sales of securities on a securities exchange (which include most equity securities) are effected through brokers who charge a commission for their services.  In transactions on securities exchanges in the United States, these commissions are negotiated, while on many foreign securities exchanges commissions are fixed.  Securities traded in the over-the-counter markets (such as fixed- income securities and some equity securities) are generally traded on a “net” basis with market makers acting as dealers; in these transactions, the dealers act as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer.  Transactions in certain over-the counter securities also may be effected on an agency basis, when, in the Sub-Adviser’s opinion, the total price paid (including commission) is equal to or better than the best total price available from a market maker.  In underwritten offerings, securities are usually purchased at a fixed price, which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount.  On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.  The Sub-Adviser may also place trades using an ECN or ATS.

How the Sub-Adviser Selects Broker-Dealers

The Sub-Adviser has a duty to seek to obtain best execution of the Trust’s orders, taking into consideration a full range of factors designed to produce the most favorable overall terms reasonably available under the circumstances.  In selecting brokers and dealers to execute trades, the Sub-Adviser may consider both the characteristics of the trade and the full range and quality of the brokerage services available from eligible broker-dealers. This consideration often involves qualitative as well as quantitative judgments. Factors relevant to the nature of the trade may include, among others, price  (including the applicable brokerage commission or dollar spread), the size of the order, the nature and characteristics (including liquidity) of the market for the security, the difficulty of execution, the timing of the order, potential market impact, and the need for confidentiality, speed, and certainty of execution.  Factors relevant to the  range and quality of brokerage services available from eligible brokers and dealers may include, among others, the firms’ execution, clearance, settlement, and other operational facilities; willingness and ability to commit  capital or take risk in positioning a block of securities, where necessary; special expertise in particular securities or markets; ability to provide liquidity, speed and anonymity; the nature and quality of other brokerage and research services provided to the Sub-Adviser (consistent with the “safe harbor” described below); and the firms’ general reputation, financial condition and responsiveness to the Sub-Adviser, as demonstrated in the particular transaction or other transactions.   Subject to its duty to seek best execution of the Trust’s orders, the Sub-Adviser may select broker-dealers that participate in commission recapture programs that have been established for the benefit of the Trust. Under these programs, the participating broker-dealers will return to the Trust (in the form of a credit to the Trust) a portion of the brokerage commissions paid to the broker-dealers by the Trust.  Theses credits are used to pay certain expenses of the Trust. These commission recapture payments benefit the Trust, and not the Sub-Adviser.

The Safe Harbor for Soft Dollar Practices

In selecting broker-dealers to execute a trade for the Trust, the Sub-Adviser may consider the nature and quality of brokerage and research services provided to the Sub-Adviser as a factor in evaluating the most favorable overall terms reasonably available under the circumstances.  As permitted by Section 28(e) of the Securities Exchange Act 1934 (“1934 Act”), the Sub-Adviser may cause the Trust to pay a broker-dealer a commission for effecting a securities transaction for the Trust that is in excess of the commission which another broker-dealer would have charged for effecting the transaction, if the Sub-Adviser makes a good faith determination that the broker’s commission paid by the Trust is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer, viewed in terms of either the particular transaction or the Sub-Adviser’s overall responsibilities to the Trust and its other investment advisory clients. The practice of using a portion of the Trust’s commission dollars to pay for brokerage and research services provided to the Sub-Adviser is sometimes referred to as “soft dollars.”  Section 28(e) is sometimes referred to as a “safe harbor,” because it permits this practice, subject to a number of restrictions, including the Sub-Adviser’s compliance with certain procedural requirements and limitations on the type of brokerage and research services that qualify for the safe harbor.

Brokerage and Research Products and Services Under the Safe Harbor – Research products and services may include, but are not limited to, general economic, political, business  and market information and reviews, industry and company information and reviews, evaluations of securities and recommendations as to the purchase and sale of securities, financial data on a company or companies, performance and risk measuring services and analysis, stock price quotation services, computerized historical financial databases and related software, credit rating services, analysis of corporate responsibility issues, brokerage analysts’ earning estimates, computerized links to current market data, software dedicated to research, and portfolio modeling. Research services may be provided in the form of reports, computer-generated data feeds and other services, telephone contacts, and personal meetings with securities analysts, as well as in the form of meetings arranged with corporate officers and industry spokespersons, economists, academics and governmental representatives. Brokerage products and services assist in the execution, clearance and settlement of securities transactions, as well as functions incidental thereto, including but not limited to related communication and connectivity services and equipment, and software related to order routing, market access, algorithmic trading, and other trading activities.   On occasion, a broker-dealer may furnish the Sub-Adviser with a service that has a mixed use (that is, the service is used both for brokerage and research activities that are within the safe harbor and for other activities).  In this case, the Sub-Adviser is required to reasonably allocate the cost of the service, so that any portion of the service that does not qualify for the safe harbor is paid for by the Sub-Adviser from its own funds, and not by portfolio commissions paid by the Trust.

Benefits to the Sub-Adviser - Research products and services provided to the Sub-Adviser by broker-dealers that effect securities transactions for the Trust may be used by the Sub-Adviser in servicing all of its accounts.  Accordingly, not all of these services may be used by the Sub-Adviser in connection with the Trust. Some of these products and services are also available to the Sub-Adviser for cash, and some do not have an explicit cost or determinable value.  The research received does not reduce the sub-advisory fees payable to the Sub-Adviser for services provided to the Trust.  The Sub-Adviser’s expenses would likely increase if the Sub-Adviser had to generate these research products and services through its own efforts, or if it paid for these products or services itself.

Broker-Dealers that are Affiliated with ING Investments or the Sub-Adviser

Portfolio transactions may be executed by brokers affiliated with the ING Groep or ING Investments or the Sub-Adviser, so long as the commission paid to the affiliated broker is reasonable and fair compared to the commission that would be charged by an unaffiliated broker in a comparable transaction.

Prohibition on Use of Brokerage Commissions for Sales or Promotional Activities

The placement of portfolio brokerage with broker-dealers who have sold shares of the Trust is subject to rules adopted by the SEC and the Financial Industry Regulatory Authority (“FINRA”).  Under these rules, the Sub-Adviser may not consider a broker’s promotional or sales efforts on behalf of the Trust when selecting a broker dealer for Trust portfolio transactions, and neither the Trust nor the Sub-Adviser may enter into an agreement under which the Trust directs brokerage transactions (or revenue generated from such transactions) to a broker-dealer to pay for distribution of Trust shares. The Trust has adopted policies and procedures, approved by the Board, that are designed to attain compliance with these prohibitions.

Principal Trades and Research

Purchases of securities for the Trust also may be made directly from issuers or from underwriters. Purchase and sale transactions may be effected through dealers which specialize in the types of securities which the Trust will be holding. Dealers and underwriters usually act as principals for their own account. Purchases from underwriters will include a concession paid by the issuer to the underwriter and purchases from dealers will include the spread between the bid and the asked price. If the execution and price offered by more than one dealer or underwriter are comparable, the order may be allocated to a dealer or underwriter which has provided such research or other services as mentioned above.

More Information about trading in Fixed-Income Securities

Purchases and sales of fixed-income securities will usually be principal transactions. Such securities often will be purchased or sold from or to dealers serving as market makers for the securities at a net price. Each Trust may also purchase such securities in underwritten offerings and will, on occasion, purchase securities directly from the issuer. Generally, fixed-income securities are traded on a net basis and do not involve brokerage commissions. The cost of executing fixed-income securities transactions consists primarily of dealer spreads and underwriting commissions.

In purchasing and selling fixed-income securities, it is the policy of the Fund to obtain the best results, while taking into account the dealer’s general execution and operational facilities, the type of transaction involved and other factors, such as the dealer’s risk in positioning the securities involved. While the Sub-Adviser generally seeks reasonably competitive spreads or commissions, the Trust will not necessarily pay the lowest spread or commission available.

Transition Management

Changes in the Sub-Adviser, investment personnel, reorganizations or a merger of the Trust may result in the sale of a significant portion or even all of the Trust’s portfolio securities.  This type of change generally will increase trading costs and the portfolio turnover for the Trust. The Trust, ING Investments, or the Sub-Adviser may engage a broker-dealer to provide transition management services in connection with a change in the Sub-Adviser or a reorganization or other changes.

Allocation of Trades

Some securities considered for investment by the Trust may also be appropriate for other clients served by the Trust’s Sub-Adviser. If the purchase or sale of securities consistent with the investment policies of the Trust and one or more of these other clients is considered at or about the same time, transactions in such securities will be placed on an aggregate basis and allocated among the Trust and such other clients in a manner deemed fair and equitable, over time, by the Sub-Adviser and consistent with the Sub-Adviser’s written policies and procedures. The Sub-Adviser may use different methods of allocating the results aggregated trades. The Sub-Adviser’s relevant policies and procedures and the results of aggregated trades in which the Trust participated are subject to periodic review by the Board.  To the extent the Trust seeks to acquire (or dispose of) the same security at the same time, the Trust may not be able to acquire (or dispose of) as large a position in such security as it desires, or it may have to pay a higher (or receive a lower) price for such security. It is recognized that in some cases, this system could have a detrimental effect on the price or value of the security insofar as the Trust is concerned.  However, over time, the Trust’s ability to participate in aggregate trades is expected to provide better execution for the Trust.

Cross-Transactions

The Board has adopted a policy allowing trades to be made between affiliated registered investment companies or series thereof provided they meet the condition of Rule 17a-7 under the 1940 Act and conditions of the policy.

Portfolio Turnover Rate

A change in securities held in the portfolio of the Trust is known as “portfolio turnover” and may involve the payment by the Fund of dealer mark-ups or brokerage or underwriting commissions and other transaction costs on the sale of securities, as well as on the reinvestment of the proceeds in other securities.  Portfolio turnover rate for a fiscal year is the percentage determined by dividing the lesser of the cost of purchases or proceeds from sales of portfolio securities by average of the value of portfolio securities during such year, all excluding securities whose maturities at acquisition were one year or less.  The Trust cannot accurately predict its turnover rate, however the rate will be higher when the Trust finds it necessary to significantly change its portfolio to adopt a temporary defensive position or respond to economic or market events.  A high turnover rate would increase expenses and may involve realization of capital gains by the Trust. The Trust’s historical turnover rates are included in the Financial Highlights table in the Prospectus.

The annual rate of the Trust’s total portfolio turnover for the years ended February 28, 2007, 2006 and 2005 was 60%, 81%and 93%, respectively.  The annual turnover rate of the Trust is generally expected to be between 50% and 100%, although as part of its investment policies, the Trust places no restrictions on portfolio turnover and the Trust may sell any portfolio security without regard to the period of time it has been held.  The annual turnover rate of the Trust also includes Senior Loans on which the Trust has received full or partial payment.  The Adviser believes that full and partial payments on loans generally comprise approximately 25% to 75% of the Trust’s total portfolio turnover each year.

NET ASSET VALUE

The NAV per Common Share of the Trust is determined each business day as of the close of regular trading on the NYSE (usually 4:00 p.m. Eastern time unless otherwise designated by the NYSE). The Trust is open for business every day the NYSE is open. As of the date of this SAI, the NYSE is closed on the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.  The NAV per Common Share is determined by dividing the value of the Trust’s loan assets plus all cash and other assets (including interest accrued but not collected) less all liabilities (including accrued expenses but excluding capital and surplus) by the number of Common Shares outstanding.  The NAV per Common Share is made available for publication.

FEDERAL TAXATION

The following is only a summary of certain U.S. federal income tax considerations generally affecting the Trust and its shareholders.  No attempt is made to present a detailed explanation of the tax treatment of the Trust or its shareholders, and the following discussion is not intended as a substitute for careful tax planning.  Shareholders should consult with their own tax advisers regarding the specific federal, state, local, foreign and other tax consequences of investing in the Trust.

Qualification as a Regulated Investment Company

The Trust will elect each year to be taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (“Code”).  As a RIC, the Trust generally will not be subject to federal income tax on the portion of its investment company taxable income (i.e., taxable interest, dividends and other taxable ordinary income, net of expenses, and net short-term capital gains in excess of long-term capital losses) and net capital gain (i.e., the excess of net long-term capital gains over the sum of net short-term capital losses and capital loss carryovers from prior years) that it distributes to shareholders, provided that it distributes at least 90% of its investment company taxable income for the taxable year (“Distribution Requirement”), and satisfies certain other requirements of the Code that are described below.

In addition to satisfying the Distribution Requirement and an asset diversification requirement discussed below, a RIC must derive at least 90% of its gross income for each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, net income derived from an interest in a qualified publicly traded partnership and other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities or currencies.

In addition to satisfying the requirements described above, the Trust must satisfy an asset diversification test in order to qualify as a RIC.  Under this test, at the close of each quarter of the Trust’s taxable year, at least 50% of the value of the Trust’s assets must consist of cash and cash items (including receivables), U.S. government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Trust has not invested more than 5% of the value of the Trust’s total assets in securities of any such issuer and as to which the Trust does not hold more than 10% of the outstanding voting securities of any such issuer), and no more than 25% of the value of its total assets may be invested in the securities of any one issuer (other than U.S.  government securities and securities of other regulated investment companies), in two or more issuers which the Trust controls and which are engaged in the same or similar trades or businesses, or of one or more qualified publicly traded partnerships.

In general, gain or loss recognized by the Trust on the disposition of an asset will be a capital gain or loss.  However, gain recognized on the disposition of a debt obligation purchased by the Trust at a market discount (generally at a price less than its principal amount) other than at the original issue will be treated as ordinary income to the extent of the portion of the market discount which accrued during the period of time the Trust held the debt obligation.

In general, investments by the Trust in zero-coupon or other original issue discount securities will result in income to the Trust equal to a portion of the excess of the face value of the securities over their issue price (“original issue discount”) each year that the Trust holds the securities, even though the Trust receives no cash interest payments.  This income is included in determining the amount of income which the Trust must distribute to maintain its status as a RIC and to avoid federal income and excise taxes.

If for any taxable year the Trust does not qualify as a RIC, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable as ordinary dividends to the extent of the Trust’s current and accumulated earnings and profits.  Such distributions generally would be eligible for the dividends-received deduction in the case of corporate shareholders.

If the Trust fails to qualify as a RIC in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a RIC.  Moreover, if the Trust failed to qualify as a RIC for a period greater than one taxable year, the Trust may be required to recognize any net built-in gains with respect to certain of its assets (the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized if the Trust had been liquidated) in order to qualify as a RIC in a subsequent year.

Excise Tax On Regulated Investment Companies

A 4% non-deductible excise tax is imposed on a RIC that fails to distribute in each calendar year an amount equal to the sum of (1) 98% of its ordinary taxable income for the calendar year, (2) 98% of its capital gain net income (i.e., capital gains in excess of capital losses) for the one-year period ended on October 31 of such calendar year, and (3) any ordinary taxable income and capital gain net income for previous years that was not distributed or taxed to the RIC during those years.

The Trust intends to make sufficient distributions or deemed distributions (discussed below) of its ordinary taxable income and capital gain net income to avoid liability for the excise tax.

Hedging Transactions

The Trust has the ability, pursuant to its investment objectives and policies, to hedge its investments in a variety of transactions, including interest rate swaps and the purchase or sale of interest rate caps and floors. The treatment of these transactions for federal income tax purposes may in some instances be unclear, and the RIC qualification requirements may limit the extent to which the Trust can engage in hedging transactions.

Under certain circumstances, the Trust may recognize gain from a constructive sale of an appreciated financial position. If the Trust enters into certain transactions in property while holding substantially identical property, the Trust would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Trust’s holding period in the property. Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Trust’s holding period and the application of various loss deferral provisions in the Code. Constructive sale treatment does not apply to transactions closed in the 90-day period ending with the 30th day after the close of the taxable year, if certain conditions are met.

Distributions

The Trust anticipates distributing all or substantially all of its investment company taxable income for the taxable year.  Such distributions will be taxable to shareholders as ordinary income.  If a portion of the Trust’s income consists of dividends paid by U.S. corporations, a portion of the dividends paid by the Trust may be eligible for the corporate dividends received deduction.

The Trust may either retain or distribute to shareholders its net capital gain for each taxable year.  The Trust currently intends to distribute any such amounts.  If net capital gain is distributed and designated as a capital gain dividend, it will generally be taxable to shareholders at a maximum federal tax rate of 15%.  Distributions are subject to these capital gains rates regardless of the length of time the shareholder has held his shares.  Conversely, if the Trust elects to retain its net capital gain, the Trust will be taxed thereon (except to the extent of any available capital loss carryovers) at the applicable corporate tax rate.  In such event, it is expected that the Trust also will elect to treat such gain as having been distributed to shareholders.  As a result, each shareholder will be required to report his pro rata share of such gain on his tax return as long-term capital gain, will be entitled to claim a tax credit for his pro rata share of tax paid by the Trust on the gain, and will increase the tax basis for his shares by an amount equal to the deemed distribution less the tax credit.

Recently enacted tax legislation generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains from sales and on certain qualifying dividend income.  The rate reductions do not apply to corporate taxpayers.  The Trust will be able to separately designate distributions of any qualifying long-term capital gains or qualifying dividends earned by the Trust that would be eligible for the lower maximum rate, although it does not expect to distribute a material amount of qualifying dividends.  A shareholder would also have to qualify a 60-day holding period with respect to any distributions of qualifying dividend in order to obtain the benefit of the lower rate.  Distributions from funds, such as the Trust, investing in debt instruments will not generally qualify for the lower rate.

Distributions by the Trust in excess of the Trust’s earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the shareholder’s tax basis in his shares; any such return of capital distributions in excess of the shareholder’s tax basis will be treated as gain from the sale of his shares, as discussed below.

Distributions by the Trust will be treated in the manner described above regardless of whether such distributions are paid in cash or reinvested in additional shares of the Trust.  If the NAV at the time a shareholder purchases shares of the Trust reflects undistributed income or gain, distributions of such amounts will be taxable to the shareholder in the manner described above, even though such distributions economically constitute a return of capital to the shareholder.

A distribution will be treated as paid on December 31 of the current calendar year if it is declared by the Trust in October, November or December with a record date in such a month and paid by the Trust during January of the following calendar year.  Such distributions will be taxed to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

The Trust will be required in certain cases to withhold and remit to the U.S. Treasury at the current rate of 28% of all dividends and redemption proceeds payable to any shareholder (1) who fails to provide the Trust with a certified, correct identification number or other required certifications, or (2) if the IRS notifies the Trust that the shareholder is subject to backup withholding.  Corporate shareholders and other shareholders specified in the Code are exempt from such backup withholding. Backup withholding is not an additional tax.  Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability if the appropriate information is provided to the IRS.

Sale of Common Shares

A shareholder will recognize gain or loss on the sale or exchange of shares of the Trust in an amount generally equal to the difference between the proceeds of the sale and the shareholder’s adjusted tax basis in the shares. In general, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the shares. However, any capital loss arising from the sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gains distributed (or deemed distributed) with respect to such shares. Also, any loss realized on a sale or exchange of shares will be disallowed to the extent the shares disposed of are replaced (including shares acquired through the Shareholder Investment Program) within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such case, the tax basis of the acquired shares will be adjusted to reflect the disallowed loss.

Repurchases of Shares

As noted above, the Fund may take action to repurchase its shares.  If a shareholder tenders all shares of the Fund that he or she owns or is considered to own, the shareholder will realize a taxable sale or exchange (see “Sale of Common Shares” above).  If a shareholder tenders less than all of the shares of the Fund that he or she owns or is considered to own, the repurchase may not qualify as an exchange, and the proceeds received may be treated as a dividend, return of capital or capital gain, depending on the Fund’s earnings and profits and the shareholder’s basis in the tendered shares.  If that occurs, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution as a result of the Fund’s purchase of tendered shares, and all or a portion of that deemed distribution may be taxable as a dividend.

Foreign Shareholders

U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, foreign trust or estate, foreign corporation, or foreign partnership (“foreign shareholder”) depends, in part, on whether the shareholder’s income from the Trust is effectively connected with a U.S.  trade or business carried on by such shareholder.

If the income from the Trust is not effectively connected with a U.S. trade or business carried on by a foreign shareholder, distributions of investment company taxable income will be subject to U.S.  withholding tax at the rate of 30% (or lower treaty rate).  Such a foreign shareholder would generally be exempt from U.S. federal income tax on gains realized on the sale or exchange of shares of the Trust, capital gain dividends, and amounts retained by the Trust that are designated as undistributed capital gains.  However, subject to certain limitations and the receipt of further guidance form the U.S. Treasury, dividends paid to certain foreign shareholders may be exempt from U.S. tax through 2007 to the extent such dividends are attributable to qualified interest and/or net short-term capital gains, provided that the Trust elects to follow certain procedures.  The Trust may choose to not follow such procedures and there can be no assurance as to the amount, if any, of dividends that would not be subject to withholding.

If the income from the Trust is effectively connected with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, capital gain dividends, amounts retained by the Trust that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Trust will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations.  Such shareholders that are classified as corporations for U.S.  tax purposes also may be subject to a branch profits tax.

In the case of foreign noncorporate shareholders, the Trust may be required to withhold U.S.  federal income tax at a rate of 30% on distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless such shareholders furnish the Trust with proper notification of their foreign status.  (See “Distributions.”)

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein.  Foreign shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Trust, including the applicability of foreign taxes.

Effect of Future Legislation; Other Tax Considerations

The foregoing general discussion of U.S. federal income tax consequences is based on the Code and the Treasury Regulations issued thereunder as in effect on the date of this SAI.  Future legislative or administrative changes or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein.

Income received by the Trust from foreign sources may be subject to withholding and other taxes imposed by such foreign jurisdictions, absent treaty relief.  Distributions to shareholders also may be subject to state, local and foreign taxes, depending upon each shareholder’s particular situation.  Shareholders are urged to consult their tax advisers as to the particular consequences to them of an investment in the Trust.

ADVERTISING AND PERFORMANCE DATA

Advertising

From time to time, advertisements and other sales materials for the Trust may include information concerning the historical performance of the Trust.  Any such information may include trading volume of the Trust’s Common Shares, the number of Senior Loan investments, annual total return, aggregate total return, distribution rate, average compounded distribution rates and yields of the Trust for specified periods of time, and diversification statistics.  Such information may also include rankings, ratings and other information from independent organizations such as Lipper, Morningstar, Value Line, Inc., CDA Technology, Inc., S&P’s, Portfolio Management Data (a division of S&P’s), Moody’s, Bloomberg or other industry publications.  These rankings will typically compare the Trust to all closed-end Funds, to other Senior Loan funds, and/or also to taxable closed-end fixed income funds.  Any such use of rankings and ratings in advertisements and sales literature will conform with the guidelines of FINRA approved by the SEC.  Ranking comparisons and ratings should not be considered representative of the Trust’s relative performance for any future period.

Reports and promotional literature may also contain the following information:  (i) number of shareholders; (ii) average account size; (iii) identification of street and registered account holdings; (iv) lists or statistics of certain of the Trust’s holdings including, but not limited to, portfolio composition, sector weightings, portfolio turnover rates, number of holdings, average market capitalization and modern portfolio theory statistics alone or in comparison with itself (over time) and with its peers and industry group; (v) public information about the assets class; and (vi) discussions concerning coverage of the Trust by analysts.

In addition, reports and promotional literature may contain information concerning the Adviser, the Sub-Adviser, ING Groep, the portfolio managers, the Administrator or affiliates of the Trust including (i) performance rankings of other funds managed by the Adviser or Sub-Adviser, or the individuals employed by the Adviser or Sub-Adviser who exercise responsibility for the day-to-day management of the Trust, including rankings and ratings of investment companies published by Lipper, Morningstar, Value Line, Inc., CDA Technologies, Inc., or other rating services, companies, publications or other persons who rank or rate investment companies or other investment products on overall performance or other criteria; (ii) lists of clients, the number of clients, or assets under management; (iii) information regarding the acquisition of the ING Funds by ING Capital; (iv) the past performance of ING Capital and ING Funds Services; (v) the past performance of other funds managed by the Adviser or Sub-Adviser; (vi) quotes from a portfolio manager of the Trust or industry specialists; and (vii) information regarding rights offerings conducted by closed-end funds managed by the Adviser or Sub-Adviser.

The Trust may compare the frequency of its reset period to the frequency which LIBOR changes.  Further, the Trust may compare its yield to (i) LIBOR, (ii) the federal funds rate, (iii) the Prime Rate, quoted daily in the Wall Street Journal as the base rate on corporate loans at large U.S. money center commercial banks, (iv) the average yield reported by the Bank Rate Monitor National Index for money market deposit accounts offered by the 100 leading banks and thrift institutions in the ten largest standard metropolitan statistical areas, (v) yield data published by Lipper, Bloomberg or other industry sources, or (vi) the yield on an investment in 90-day Treasury bills on a rolling basis, assuming quarterly compounding.  Further, the Trust may compare such other yield data described above to each other.  The Trust may also compare its total return, NAV stability and yield to fixed-income investments.  As with yield and total return calculations, yield comparisons should not be considered representative of the Trust’s yield or relative performance for any future period.

The Trust may provide information designed to help individuals understand their investment goals and explore various financial strategies.  Such information may include information about current economic, market and political conditions; materials that describe general principles of investing, such as asset allocation, diversification, risk tolerance, and goal setting; worksheets used to project savings needs based on assumed rates of inflation and hypothetical rates of return; and action plans offering investment alternatives.  Materials may also include discussion of other investment companies in the ING Funds, products and services, and descriptions of the benefits of working with investment professionals in selecting investments.

Performance Data

The Trust may quote annual total return and aggregate total return performance data.  Total return quotations for the specified periods will be computed by finding the rate of return (based on net investment income and any capital gains or losses on portfolio investments over such periods) that would equate the initial amount invested to the value of such investment at the end of the period.  On occasion, the Trust may quote total return calculations published by Lipper, a widely recognized independent publication that monitors the performance of both open-end and closed-end investment companies.

The Trust’s distribution rate is calculated on a monthly basis by annualizing the dividend declared in the month and dividing the resulting annualized dividend amount by the Trust’s corresponding month-end NAV (in the case of NAV) or the last reported market price (in the case of Market).  The distribution rate is based solely on the actual dividends and distributions, which are made at the discretion of management.  The distribution rate may or may not include all investment income, and ordinarily will not include capital gains or losses, if any.

Total return and distribution rate and compounded distribution rate figures utilized by the Trust are based on historical performance and are not intended to indicate future performance.  Distribution rate, compounded distribution rate and NAV per share can be expected to fluctuate over time.  Total return will vary depending on market conditions, the Senior Loans, and other securities comprising the Trust’s portfolio, the Trust’s operating expenses and the amount of net realized and unrealized capital gains or losses during the period.

GENERAL INFORMATION

Custodian

State Street Bank and Trust Company, 801 Pennsylvania Avenue, Kansas City, Missouri 64105 has been retained to act as the custodian for the Trust.  State Street Bank and Trust Company does not have any part in determining the investment policies of the Trust or in determining which portfolio securities are to be purchased or sold by the Trust or in the declaration of dividends and distributions.

Legal Counsel

Legal matters for the Trust are passed upon by Dechert LLP, 1775 I Street, NW, Washington, DC 20006.

Independent Registered Public Accounting Firm

KPMG LLP, serves as the independent registered public accounting firm for the Trust.  KPMG LLP provides audit services, tax return preparation and assistance and consultation in connection with review of SEC filings. KPMG LLP is located at 99 High Street, Boston, Massachusetts 02110.

FINANCIAL STATEMENTS

The Financial Statements and the independent registered public accounting firms report thereon, appearing in the Trust’s annual shareholder report for the period ended February 29, 2008 are incorporated by reference in this SAI.  The Trust’s annual and semi-annual (unaudited) shareholder reports are available at 7337 East Doubletree Ranch Road, Scottsdale, Arizona 85258, upon request and without charge by calling (800) 992-0180.

ING FUNDS

PROXY VOTING PROCEDURES AND GUIDELINES

Effective Date:  July 10, 2003

Revision Date:  March 27, 2008

I.              INTRODUCTION

The following are the Proxy Voting Procedures and Guidelines (the “Procedures and Guidelines”) of the ING Funds set forth on Exhibit 1 attached hereto and each portfolio or series thereof, except for any “Sub-Adviser-Voted Series” identified on Exhibit 1 and further described in Section III below (each non-Sub-Adviser-Voted Series hereinafter referred to as a “Fund” and collectively, the “Funds”).  The purpose of these Procedures and Guidelines is to set forth the process by which each Fund subject to these Procedures and Guidelines will vote proxies related to the equity assets in its investment portfolio (the “portfolio securities”).  The Procedures and Guidelines have been approved by the Funds’ Boards of Trustees/Directors(1) (each a “Board” and collectively, the “Boards”), including a majority of the independent Trustees/Directors(2) of the Board.  These Procedures and Guidelines may be amended only by the Board.  The Board shall review these Procedures and Guidelines at its discretion, and make any revisions thereto as deemed appropriate by the Board.

II.            COMPLIANCE COMMITTEE

The Boards hereby delegate to the Compliance Committee of each Board (each a “Committee” and collectively, the “Committees”) the authority and responsibility to oversee the implementation of these Procedures and Guidelines, and where applicable, to make determinations on behalf of the Board with respect to the voting of proxies on behalf of each Fund.  Furthermore, the Boards hereby delegate to each Committee the authority to review and approve material changes to proxy voting procedures of any Fund’s investment adviser (the “Adviser”).  The Proxy Voting Procedures of the Adviser (the “Adviser Procedures”) are attached hereto as Exhibit 2.  Any determination regarding the voting of proxies of each Fund that is made by a Committee, or any member thereof, as permitted herein, shall be deemed to be a good faith determination regarding the voting of proxies by the full Board.  Each Committee

(1)           Reference in these Procedures to one or more Funds shall, as applicable, mean those Funds that are under the jurisdiction of the particular Board or Compliance Committee at issue.  No provision in these Procedures is intended to impose any duty upon the particular Board or Compliance  Committee with respect to any other Fund.

(2)           The independent Trustees/Directors are those Board members who are not “interested persons” of the Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

may rely on the Adviser through the Agent, Proxy Coordinator and/or Proxy Group (as such terms are defined for purposes of the Adviser Procedures) to deal in the first instance with the application of these Procedures and Guidelines.  Each Committee shall conduct itself in accordance with its charter.

III.           DELEGATION OF VOTING AUTHORITY

Except as otherwise provided for herein, the Board hereby delegates to the Adviser to each Fund the authority and responsibility to vote all proxies with respect to all portfolio securities of the Fund in accordance with then current proxy voting procedures and guidelines that have been approved by the Board.  The Board may revoke such delegation with respect to any proxy or proposal, and assume the responsibility of voting any Fund proxy or proxies as it deems appropriate.  Non-material amendments to the Procedures and Guidelines may be approved for immediate implementation by the President or Chief Financial Officer of a Fund, subject to ratification at the next regularly scheduled meeting of the Compliance Committee.

A Board may elect to delegate the voting of proxies to the Sub-Adviser of a portfolio or series of the ING Funds.  In so doing, the Board shall also approve the Sub-Adviser’s proxy policies for implementation on behalf of such portfolio or series (a “Sub-Adviser-Voted Series”).  Sub-Adviser-Voted Series shall not be covered under these Procedures and Guidelines but rather shall be covered by such Sub-Adviser’s proxy policies, provided that the Board, including a majority of the independent Trustees/Directors(1), has approved them on behalf of such Sub-Adviser-Voted Series.

When a Fund participates in the lending of its securities and the securities are on loan at record date, proxies related to such securities will not be forwarded to the Adviser by the Fund’s custodian and therefore will not be voted.  However, the Adviser shall use best efforts to  recall or restrict specific securities from loan for the purpose of facilitating a “material” vote as described in the Adviser Procedures.

Funds that are “funds-of-funds” will “echo” vote their interests in underlying mutual funds, which may include ING Funds (or portfolios or series thereof) other than those set forth on Exhibit 1 attached hereto.  This means that, if the fund-of-funds must vote on a proposal with respect to an underlying investment company, the fund-of-funds will vote its interest in that underlying fund in the same proportion all other shareholders in the investment company voted their interests.

A fund that is a “feeder” fund in a master-feeder structure does not echo vote.  Rather, it passes votes requested by the underlying master fund to its shareholders.  This means that, if the feeder fund is solicited by the master fund, it will request instructions from its own shareholders, either directly or, in the case of an insurance-dedicated Fund, through an insurance product or retirement plan, as to the manner in which to vote its interest in an underlying master fund.

(1)           The independent Trustees/Directors are those Board members who are not “interested persons” of the Funds within the meaning of Section 2(a)(19) of the Investment Company Act of 1940.

When a Fund is a feeder in a master-feeder structure, proxies for the portfolio securities owned by the master fund will be voted pursuant to the master fund’s proxy voting policies and procedures.  As such, and except as otherwise noted herein with respect to vote reporting requirements, feeder Funds shall not be subject to these Procedures and Guidelines.

IV.           APPROVAL AND REVIEW OF PROCEDURES

Each Fund’s Adviser has adopted proxy voting procedures in connection with the voting of portfolio securities for the Funds as attached hereto in Exhibit 2.  The Board hereby approves such procedures.  All material changes to the Adviser Procedures must be approved by the Board or the Compliance Committee prior to implementation; however, the President or Chief Financial Officer of a Fund may make such non-material changes as they deem appropriate, subject to ratification by the Board or the Compliance Committee at its next regularly scheduled meeting.

V.            VOTING PROCEDURES AND GUIDELINES

The Guidelines that are set forth in Exhibit 3 hereto specify the manner in which the Funds generally will vote with respect to the proposals discussed therein.

Unless otherwise noted, the defined terms used hereafter shall have the same meaning as defined in the Adviser Procedures

A.            Routine Matters

The Agent shall be instructed to submit a vote in accordance with the Guidelines where such Guidelines provide a clear “For,” “Against,” “Withhold” or “Abstain” on a proposal.  However, the Agent shall be directed to refer any proxy proposal to the Proxy Coordinator for instructions as if it were a matter requiring case-by-case consideration under circumstances where the application of the Guidelines is unclear, it appears to involve unusual or controversial issues, or an Investment Professional (as such term is defined for purposes of the Adviser Procedures) recommends a vote contrary to the Guidelines.

B.            Matters Requiring Case-by-Case Consideration

The Agent shall be directed to refer proxy proposals accompanied by its written analysis and voting recommendation to the Proxy Coordinator where the Guidelines have noted “case-by-case” consideration.

Upon receipt of a referral from the Agent, the Proxy Coordinator may solicit additional research from the Agent, Investment Professional(s), as well as from any other source or service.

Except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation, the Proxy Coordinator will forward the Agent’s analysis and recommendation and/or any research obtained from the Investment Professional(s), the Agent or any other source to the Proxy Group.  The Proxy Group may consult with the Agent and/or Investment Professional(s), as it deems necessary.

The Proxy Coordinator shall use best efforts to convene the Proxy Group with respect to all matters requiring its consideration.  In the event quorum requirements cannot be timely met in connection with a voting deadline, it shall be the policy of the Funds to vote in accordance with the Agent’s recommendation, unless the Agent’s recommendation is deemed to be conflicted as provided for under the Adviser Procedures, in which case no action shall be taken on such matter (i.e., a “Non-Vote”).

1.     Within-Guidelines Votes:  Votes in Accordance with a Fund’s Guidelines and/or, where applicable, Agent Recommendation

In the event the Proxy Group, and where applicable, any Investment Professional participating in the voting process, recommend a vote Within Guidelines, the Proxy Group will instruct the Agent, through the Proxy Coordinator, to vote in this manner.  Except as provided for herein, no Conflicts Report (as such term is defined for purposes of the Adviser Procedures) is required in connection with Within-Guidelines Votes.

2.     Non-Votes:  Votes in Which No Action is Taken

The Proxy Group may recommend that a Fund refrain from voting under circumstances including, but not limited to, the following:  (1) if the economic effect on shareholders’ interests or the value of the portfolio holding is indeterminable or insignificant, e.g., proxies in connection with fractional shares, securities no longer held in the portfolio of an ING Fund or proxies being considered on behalf of a Fund that is no longer in existence; or (2) if the cost of voting a proxy outweighs the benefits, e.g., certain international proxies, particularly in cases in which share blocking practices may impose trading restrictions on the relevant portfolio security.  In such instances, the Proxy Group may instruct the Agent, through the Proxy Coordinator, not to vote such proxy.  The Proxy Group may provide the Proxy Coordinator with standing instructions on parameters that would dictate a Non-Vote without the Proxy Group’s review of a specific proxy.  It is noted a Non-Vote determination would generally not be made in connection with voting rights received pursuant to class action participation; while a Fund may no longer hold the security, a continuing economic effect on shareholders’ interests is likely.

Reasonable efforts shall be made to secure and vote all other proxies for the Funds, but, particularly in markets in which shareholders’ rights are limited, Non-Votes may also occur in connection with a Fund’s related inability to timely access ballots or other proxy information in connection with its portfolio securities.

Non-Votes may also result in certain cases in which the Agent’s recommendation has been deemed to be conflicted, as described in V.B. above and V.B.4. below.

3.     Out-of-Guidelines Votes:  Votes Contrary to Procedures and Guidelines, or Agent Recommendation, where applicable, Where No Recommendation is Provided by Agent, or Where Agent’s Recommendation is Conflicted

If the Proxy Group recommends that a Fund vote contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable, if the Agent has made no recommendation on a matter requiring case-by-case consideration and the Procedures and Guidelines are silent, or the Agent’s recommendation on a matter requiring case-by-case consideration is deemed to be conflicted as provided for under the Adviser Procedures, the Proxy Coordinator will then request that all members of the Proxy Group, including any members not in attendance at the meeting at which the relevant proxy is being considered, and each Investment Professional participating in the voting process complete a Conflicts Report (as such term is defined for purposes of the Adviser Procedures).  As provided for in the Adviser Procedures, the Proxy Coordinator shall be responsible for identifying to Counsel potential conflicts of interest with respect to the Agent.

If Counsel determines that a conflict of interest appears to exist with respect to the Agent, any member of the Proxy Group or the participating Investment Professional(s), the Proxy Coordinator will then contact the Compliance Committee(s) and forward to such Committee(s) all information relevant to their review, including the following materials or a summary thereof:  the applicable Procedures and Guidelines, the recommendation of the Agent, where applicable, the recommendation of the Investment Professional(s), where applicable, any resources used by the Proxy Group in arriving at its recommendation, the Conflicts Report and any other written materials establishing whether a conflict of interest exists, and findings of Counsel (as such term is defined for purposes of the Adviser Procedures).  Upon Counsel’s finding that a conflict of interest exists with respect to one or more members of the Proxy Group or the Advisers generally, the remaining members of the Proxy Group shall not be required to complete a Conflicts Report in connection with the proxy.

If Counsel determines that there does not appear to be a conflict of interest with respect to the Agent, any member of the Proxy Group or the participating Investment Professional(s), the Proxy Coordinator will instruct the Agent to vote the proxy as recommended by the Proxy Group.

4.     Referrals to a Fund’s Compliance Committee

A Fund’s Compliance Committee may consider all recommendations, analysis, research and Conflicts Reports provided to it by the Agent, Proxy Group and/or Investment Professional(s), and any other written materials used to establish whether a conflict of interest exists, in determining how to vote the proxies referred to the Committee.  The Committee will instruct the Agent through the Proxy Coordinator how to vote such referred proposals.

The Proxy Coordinator shall use best efforts to timely refer matters to a Fund’s Committee for its consideration.  In the event any such matter cannot be timely referred to or considered by the Committee, it shall be the policy of the Funds to vote in accordance with the Agent’s recommendation, unless the Agent’s recommendation is conflicted on a matter requiring case-by-case consideration, in which case no action shall be taken on such matter (i.e., a “Non-Vote”).

The Proxy Coordinator will maintain a record of all proxy questions that have been referred to a Fund’s Committee, all applicable recommendations, analysis, research and Conflicts Reports.

VI.           CONFLICTS OF INTEREST

In all cases in which a vote has not been clearly determined in advance by the Procedures and Guidelines or for which the Proxy Group recommends an Out-of-Guidelines Vote, and Counsel has determined that a conflict of interest appears to exist with respect to the Agent, any member of the Proxy Group, or any Investment Professional participating in the voting process, the proposal shall be referred to the Fund’s Committee for determination so that the Adviser shall have no opportunity to vote a Fund’s proxy in a situation in which it or the Agent may be deemed to have a conflict of interest.  In the event a member of a Fund’s Committee believes he/she has a conflict of interest that would preclude him/her from making a voting determination in the best interests of the beneficial owners of the applicable Fund, such Committee member shall so advise the Proxy Coordinator and recuse himself/herself with respect to determinations regarding the relevant proxy.

VII.         REPORTING AND RECORD RETENTION

Annually in August, each Fund will post its proxy voting record or a link thereto, for the prior one-year period ending on June 30th on the ING Funds website.  No proxy voting record will be posted on the ING Funds website for any Fund that is a feeder in a master/feeder structure; however, a cross-reference to that of the master fund’s proxy voting record as filed in the SEC’s EDGAR database will be posted on the ING Funds website.  The proxy voting record for each Fund will also be available in the EDGAR database on the SEC’s website.

EXHIBIT 1

to the

ING Funds

Proxy Voting Procedures

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

ING EQUITY TRUST

ING FUNDS TRUST

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

ING INFRASTRUCTURE DEVELOPMENT EQUITY FUND

ING INTERNATIONAL HIGH DIVIDEND EQUITY INCOME FUND

ING INVESTMENT FUNDS, INC.

ING INVESTORS TRUST(1)

ING MAYFLOWER TRUST

ING MUTUAL FUNDS

ING PARTNERS, INC.

ING PRIME RATE TRUST

ING RISK MANAGED NATURAL RESOURCES FUND

ING SENIOR INCOME FUND

ING SEPARATE PORTFOLIOS TRUST

ING VARIABLE INSURANCE TRUST

ING VARIABLE PRODUCTS TRUST

ING VP NATURAL RESOURCES TRUST

(1)           Sub-Adviser-Voted Series:  ING Franklin Mutual Shares Portfolio

EXHIBIT 2

to the

ING Funds

Proxy Voting Procedures

ING INVESTMENTS, LLC,

ING INVESTMENT MANAGEMENT CO.

AND

DIRECTED SERVICES, LLC

PROXY VOTING PROCEDURES

I.              INTRODUCTION

ING Investments, LLC, ING Investment Management Co. and Directed Services, LLC (each an “Adviser” and collectively, the “Advisers”) are the investment advisers for the registered investment companies and each series or portfolio thereof (each a “Fund” and collectively, the “Funds”) comprising the ING family of funds.  As such, the Advisers have been delegated the authority to vote proxies with respect to securities for certain Funds over which they have day-to-day portfolio management responsibility.

The Advisers will abide by the proxy voting guidelines adopted by a Fund’s respective Board of Directors or Trustees (each a “Board” and collectively, the “Boards”) with regard to the voting of proxies unless otherwise provided in the proxy voting procedures adopted by a Fund’s Board.

In voting proxies, the Advisers are guided by general fiduciary principles.  Each must act prudently, solely in the interest of the beneficial owners of the Funds it manages.  The Advisers will not subordinate the interest of beneficial owners to unrelated objectives.  Each Adviser will vote proxies in the manner that it believes will do the most to maximize shareholder value.

The following are the Proxy Voting Procedures of ING Investments, LLC, ING Investment Management Co. and Directed Services, LLC (the “Adviser Procedures”) with respect to the voting of proxies on behalf of their client Funds as approved by the respective Board of each Fund.

Unless otherwise noted, best efforts shall be used to vote proxies in all instances.

II.            ROLES AND RESPONSIBILITIES

A.            Proxy Coordinator

The Proxy Coordinator identified in Appendix 1 will assist in the coordination of the voting of each Fund’s proxies in accordance with the ING Funds Proxy Voting Procedures and Guidelines (the “Procedures” or “Guidelines” and collectively the “Procedures and Guidelines”).  The Proxy Coordinator is authorized to direct the Agent to vote a Fund’s proxy in accordance with the Procedures and Guidelines unless the Proxy Coordinator receives a recommendation from an Investment Professional (as described below) to vote contrary to the Procedures and Guidelines.  In such event, and in connection with proxy proposals requiring case-by-case consideration (except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation), the Proxy Coordinator will call a meeting of the Proxy Group (as described below).

Responsibilities assigned herein to the Proxy Coordinator, or activities in support thereof, may be performed by such members of the Proxy Group or employees of the Advisers’ affiliates as are deemed appropriate by the Proxy Group.

Unless specified otherwise, information provided to the Proxy Coordinator in connection with duties of the parties described herein shall be deemed delivered to the Advisers.

B.            Agent

An independent proxy voting service (the “Agent”), as approved by the Board of each Fund, shall be engaged to assist in the voting of Fund proxies for publicly traded securities through the provision of vote analysis, implementation, recordkeeping and disclosure services.  The Agent is ISS Governance Services, a unit of RiskMetrics Group, Inc.  The Agent is responsible for coordinating with the Funds’ custodians to ensure that all proxy materials received by the custodians relating to the portfolio securities are processed in a timely fashion.  To the extent applicable, the Agent is required to vote and/or refer all proxies in accordance with these Adviser Procedures.  The Agent will retain a record of all proxy votes handled by the Agent.  Such record must reflect all the information required to be disclosed in a Fund’s Form N-PX pursuant to Rule 30b1-4 under the Investment Company Act.  In addition, the Agent is responsible for maintaining copies of all proxy statements received by issuers and to promptly provide such materials to the Adviser upon request.

The Agent shall be instructed to vote all proxies in accordance with a Fund’s Guidelines, except as otherwise instructed through the Proxy Coordinator by the Adviser’s Proxy Group or a Fund’s Compliance Committee (“Committee”).

The Agent shall be instructed to obtain all proxies from the Funds’ custodians and to review each proxy proposal against the Guidelines.  The Agent also shall be requested to call the Proxy Coordinator’s attention to specific proxy proposals that although governed by the Guidelines appear to involve unusual or controversial issues.

Subject to the oversight of the Advisers, the Agent shall establish and maintain adequate internal controls and policies in connection with the provision of proxy voting services voting to the Advisers, including methods to reasonably ensure that its analysis and recommendations are not influenced by conflict of interest, and shall disclose such controls and policies to the Advisers when and as provided for herein.  Unless otherwise specified, references herein to recommendations of the Agent shall refer to those in which no conflict of interest has been identified.

C.            Proxy Group

The Adviser shall establish a Proxy Group (the “Group” or “Proxy Group”) which shall assist in the review of the Agent’s recommendations when a proxy voting issue is referred to the Group through the Proxy Coordinator.  The members of the Proxy Group, which may include employees of the Advisers’ affiliates, are identified in Appendix 1, as may be amended from time at the Advisers’ discretion.

A minimum of four (4) members of the Proxy Group (or three (3) if one member of the quorum is either the Fund’s Chief Investment Risk Officer or Chief Financial Officer) shall constitute a quorum for purposes of taking action at any meeting of the Group.  The vote of a simple majority of the members present and voting shall determine any matter submitted to a vote.  Tie votes shall be broken by securing the vote of members not present at the meeting; provided, however, that the Proxy Coordinator shall ensure compliance with all applicable voting and conflict of interest procedures and shall use best efforts to secure votes from all or as many absent members as may reasonably be accomplished.  The Proxy Group may meet in person or by telephone.  The Proxy Group also may take action via electronic mail in lieu of a meeting, provided that each Group member has received a copy of any relevant electronic mail transmissions circulated by each other participating Group member prior to voting and provided that the Proxy Coordinator follows the directions of a majority of a quorum (as defined above) responding via electronic mail.  For all votes taken in person or by telephone or teleconference, the vote shall be taken outside the presence of any person other than the members of the Proxy Group and such other persons whose attendance may be deemed appropriate by the Proxy Group from time to time in furtherance of its duties or the day-to-day administration of the Funds.  In its discretion, the Proxy Group may provide the Proxy Coordinator with standing instructions to perform responsibilities assigned herein to the Proxy Group, or activities in support thereof, on its behalf, provided that such instructions do not contravene any requirements of these Adviser Procedures or a Fund’s Procedures and Guidelines.

A meeting of the Proxy Group will be held whenever (1) the Proxy Coordinator receives a recommendation from an Investment Professional to vote a Fund’s proxy contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable,

(2) the Agent has made no recommendation with respect to a vote on a proposal, or (3) a matter requires case-by-case consideration, including those in which the Agent’s recommendation is deemed to be conflicted as provided for under these Adviser Procedures, provided that, if the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation and no issue of conflict must be considered, the Proxy Coordinator may implement the instructions without calling a meeting of the Proxy Group.

For each proposal referred to the Proxy Group, it will review (1) the relevant Procedures and Guidelines, (2) the recommendation of the Agent, if any, (3) the recommendation of the Investment Professional(s), if any, and (4) any other resources that any member of the Proxy Group deems appropriate to aid in a determination of a recommendation.

If the Proxy Group recommends that a Fund vote in accordance with the Procedures and Guidelines, or the recommendation of the Agent, where applicable, it shall instruct the Proxy Coordinator to so advise the Agent.

If the Proxy Group recommends that a Fund vote contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable, or if the Agent’s recommendation on a matter requiring case-by-case consideration is deemed to be conflicted, it shall follow the procedures for such voting as established by a Fund’s Board.

The Proxy Coordinator shall use best efforts to convene the Proxy Group with respect to all matters requiring its consideration.  In the event quorum requirements cannot be timely met in connection with to a voting deadline, the Proxy Coordinator shall follow the procedures for such voting as established by a Fund’s Board.

D.            Investment Professionals

The Funds’ Advisers, sub-advisers and/or portfolio managers (each referred to herein as an “Investment Professional” and collectively, “Investment Professionals”) may submit, or be asked to submit, a recommendation to the Proxy Group regarding the voting of proxies related to the portfolio securities over which they have day-to-day portfolio management responsibility.  The Investment Professionals may accompany their recommendation with any other research materials that they deem appropriate or with a request that the vote be deemed “material” in the context of the portfolio(s) they manage, such that lending activity on behalf of such portfolio(s) with respect to the relevant security should be reviewed by the Proxy Group and considered for recall and/or restriction.  Input from the relevant sub-advisers and/or portfolio managers shall be given primary consideration in the Proxy Group’s determination of whether a given proxy vote is to be deemed material and the associated security accordingly restricted from lending.  The determination that a vote is material in the context of a Fund’s portfolio shall not mean that such vote is considered material across all Funds voting that meeting.  In order to recall or restrict shares timely for material voting purposes, the Proxy Group shall use best efforts to consider, and when deemed appropriate, to act upon, such requests timely, and requests to review lending activity in connection with a potentially material vote may be initiated by any relevant Investment Professional and submitted for the Proxy Group’s consideration at any time.

III.           VOTING PROCEDURES

A.            In all cases, the Adviser shall follow the voting procedures as set forth in the Procedures and Guidelines of the Fund on whose behalf the Adviser is exercising delegated authority to vote.

B.            Routine Matters

The Agent shall be instructed to submit a vote in accordance with the Guidelines where such Guidelines provide a clear “For”, “Against,” “Withhold” or “Abstain” on a proposal.  However, the Agent shall be directed to refer any proxy proposal to the Proxy Coordinator for instructions as if it were a matter requiring case-by-case consideration under circumstances where the application of the Guidelines is unclear, it appears to involve unusual or controversial issues, or an Investment Professional recommends a vote contrary to the Guidelines.

C.            Matters Requiring Case-by-Case Consideration

The Agent shall be directed to refer proxy proposals accompanied by its written analysis and voting recommendation to the Proxy Coordinator where the Guidelines have noted “case-by-case” consideration.

Upon receipt of a referral from the Agent, the Proxy Coordinator may solicit additional research from the Agent, Investment Professional(s), as well as from any other source or service.

Except in cases in which the Proxy Group has previously provided the Proxy Coordinator with standing instructions to vote in accordance with the Agent’s recommendation, the Proxy Coordinator will forward the Agent’s analysis and recommendation and/or any research obtained from the Investment Professional(s), the Agent or any other source to the Proxy Group.  The Proxy Group may consult with the Agent and/or Investment Professional(s), as it deems necessary.

1.     Within-Guidelines Votes:  Votes in Accordance with a Fund’s Guidelines and/or, where applicable, Agent Recommendation

In the event the Proxy Group, and where applicable, any Investment Professional participating in the voting process, recommend a vote Within Guidelines, the Proxy Group will instruct the Agent, through the Proxy Coordinator, to vote in this manner.  Except as provided for herein, no Conflicts Report (as such term is defined herein) is required in connection with Within-Guidelines Votes.

2.     Non-Votes:  Votes in Which No Action is Taken

The Proxy Group may recommend that a Fund refrain from voting under circumstances including, but not limited to, the following:  (1) if the economic effect on shareholders’ interests or the value of the portfolio holding is indeterminable or insignificant, e.g., proxies in connection with fractional shares, securities no longer held in the portfolio of an ING Fund or proxies being considered on behalf of a Fund that is no longer in existence; or (2) if the cost of voting a proxy outweighs the benefits, e.g., certain international proxies, particularly in cases in which share blocking practices may impose trading restrictions on the relevant portfolio security.  In such instances, the Proxy Group may instruct the Agent, through the Proxy Coordinator, not to vote such proxy.  The Proxy Group may provide the Proxy Coordinator with standing instructions on parameters that would dictate a Non-Vote without the Proxy Group’s review of a specific proxy.  It is noted a Non-Vote determination would generally not be made in connection with voting rights received pursuant to class action participation; while a Fund may no longer hold the security, a continuing economic effect on shareholders’ interests is likely.

Reasonable efforts shall be made to secure and vote all other proxies for the Funds, but, particularly in markets in which shareholders’ rights are limited, Non-Votes may also occur in connection with a Fund’s related inability to timely access ballots or other proxy information in connection with its portfolio securities.

Non-Votes may also result in certain cases in which the Agent’s recommendation has been deemed to be conflicted, as provided for in the Funds’ Procedures.

3.     Out-of-Guidelines Votes:  Votes Contrary to Procedures and Guidelines, or Agent Recommendation, where applicable, Where No Recommendation is Provided by Agent, or Where Agent’s Recommendation is Conflicted

If the Proxy Group recommends that a Fund vote contrary to the Procedures and Guidelines, or the recommendation of the Agent, where applicable, if the Agent has made no recommendation on a matter requiring case-by-case consideration and the Procedures and Guidelines are silent, or the Agent’s recommendation on a matter requiring case-by-case consideration is deemed to be conflicted as provided for under these Adviser Procedures, the Proxy Coordinator will then implement the procedures for handling such votes as adopted by the Fund’s Board.

4.     The Proxy Coordinator will maintain a record of all proxy questions that have been referred to a Fund’s Compliance Committee, all applicable recommendations, analysis, research and Conflicts Reports.

IV.           ASSESSMENT OF THE AGENT AND CONFLICTS OF INTEREST

In furtherance of the Advisers’ fiduciary duty to the Funds and their beneficial owners, the Advisers shall establish the following:

A.            Assessment of the Agent

The Advisers shall establish that the Agent (1) is independent from the Advisers, (2) has resources that indicate it can competently provide analysis of proxy issues and (3) can make recommendations in an impartial manner and in the best interests of the Funds and their beneficial owners.  The Advisers shall utilize, and the Agent shall comply with, such methods for establishing the foregoing as the Advisers may deem reasonably appropriate and shall do not less than annually as well as prior to engaging the services of any new proxy service.  The Agent shall also notify the Advisers in writing within fifteen (15) calendar days of any material change to information previously provided to an Adviser in connection with establishing the Agent’s independence, competence or impartiality.

Information provided in connection with assessment of the Agent shall be forwarded to a member of the mutual funds practice group of ING US Legal Services (“Counsel”) for review.  Counsel shall review such information and advise the Proxy Coordinator as to whether a material concern exists and if so, determine the most appropriate course of action to eliminate such concern.

B.            Conflicts of Interest

The Advisers shall establish and maintain procedures to identify and address conflicts that may arise from time to time concerning the Agent.  Upon the Advisers’ request, which shall be not less than annually, and within fifteen (15) calendar days of any material change to such information previously provided to an Adviser, the Agent shall provide the Advisers with such information as the Advisers deem reasonable and appropriate for use in determining material relationships of the Agent that may pose a conflict of interest with respect to the Agent’s proxy analysis or recommendations.  The Proxy Coordinator shall forward all such information to Counsel for review.  Counsel shall review such information and provide the Proxy Coordinator with a brief statement regarding whether or not a material conflict of interest is present.  Matters as to which a material conflict of interest is deemed to be present shall be handled as provided in the Fund’s Procedures and Guidelines.

In connection with their participation in the voting process for portfolio securities, each member of the Proxy Group, and each Investment Professional participating in the voting process, must act solely in the best interests of the beneficial owners of the applicable Fund.  The members of the Proxy Group may not subordinate the interests of the Fund’s beneficial owners to unrelated objectives, including taking steps to reasonably insulate the voting process from any conflict of interest that may exist in connection with the Agent’s services or utilization thereof.

For all matters for which the Proxy Group recommends an Out-of-Guidelines Vote, or for which a recommendation contrary to that of the Agent or the Guidelines has been received from an Investment Professional and is to be utilized, the Proxy Coordinator will implement the procedures for handling such votes as adopted by the Fund’s Board, including completion of such Conflicts Reports as may be required under the Fund’s Procedures.  Completed Conflicts Reports shall be provided to the Proxy Coordinator within two (2) business days.  Such Conflicts Report should describe any known conflicts of either a business or personal nature, and set forth any contacts with respect to the referral item with non-investment personnel in its organization or with outside parties (except for routine communications from proxy solicitors).  The Conflicts Report should also include written confirmation that any recommendation from an Investment Professional provided in connection with an Out-of-Guidelines Vote or under circumstances where a conflict of interest exists was made solely on the investment merits and without regard to any other consideration.

The Proxy Coordinator shall forward all Conflicts Reports to Counsel for review.  Counsel shall review each report and provide the Proxy Coordinator with a brief statement regarding whether or not a material conflict of interest is present.  Matters as to which a material conflict of interest is deemed to be present shall be handled as provided in the Fund’s Procedures and Guidelines.

V.            REPORTING AND RECORD RETENTION

The Adviser shall maintain the records required by Rule 204-2(c)(2), as may be amended from time to time, including the following: (1) A copy of each proxy statement received regarding a Fund’s portfolio securities.  Such proxy statements received from issuers are available either in the SEC’s EDGAR database or are kept by the Agent and are available upon request. (2) A record of each vote cast on behalf of a Fund. (3) A copy of any document created by the Adviser that was material to making a decision how to vote a proxy, or that memorializes the basis for that decision. (4) A copy of written requests for Fund proxy voting information and any written response thereto or to any oral request for information on how the Adviser voted proxies on behalf of a Fund.  All proxy voting materials and supporting documentation will be retained for a minimum of six (6) years.

APPENDIX 1

to the

Advisers’ Proxy Voting Procedures

Proxy Group for registered investment company clients of ING Investments, LLC, ING Investment Management Co. and Directed Services, LLC:

Name	Title or Affiliation
Stanley D. Vyner	Chief Investment Risk Officer and Executive Vice President, ING Investments, LLC

Todd Modic	Senior Vice President, ING Funds Services, LLC and ING Investments, LLC; and Chief Financial Officer of the ING Funds

Maria Anderson	Vice President of Fund Compliance, ING Funds Services, LLC

Karla J. Bos	Proxy Coordinator for the ING Funds and Assistant Vice President – Special Projects, ING Funds Services, LLC

Julius A. Drelick III, CFA	Vice President, Platform Product Management and Project Management, ING Funds Services, LLC

Harley Eisner	Vice President of Financial Analysis, ING Funds Services, LLC

Theresa K. Kelety, Esq.	Counsel, ING Americas US Legal Services

Effective as of January 1, 2008

EXHIBIT 3

to the

ING Funds

Proxy Voting Procedures

PROXY VOTING GUIDELINES OF THE ING FUNDS

I.             INTRODUCTION

The following is a statement of the Proxy Voting Guidelines (“Guidelines”) that have been adopted by the respective Boards of Directors or Trustees of each Fund.  Unless otherwise provided for herein, any defined term used herein shall have the meaning assigned to it in the Funds’ and Advisers’ Proxy Voting Procedures (the “Procedures”).

Proxies must be voted in the best interest of the Fund(s).  The Guidelines summarize the Funds’ positions on various issues of concern to investors, and give a general indication of how Fund portfolio securities will be voted on proposals dealing with particular issues.  The Guidelines are not exhaustive and do not include all potential voting issues.

The Advisers, in exercising their delegated authority, will abide by the Guidelines as outlined below with regard to the voting of proxies except as otherwise provided in the Procedures.  In voting proxies, the Advisers are guided by general fiduciary principles.  Each must act prudently, solely in the interest of the beneficial owners of the Funds it manages.  The Advisers will not subordinate the interest of beneficial owners to unrelated objectives.  Each Adviser will vote proxies in the manner that it believes will do the most to maximize shareholder value.

II.                                     GUIDELINES

The following Guidelines are grouped according to the types of proposals generally presented to shareholders of U.S. issuers:  Board of Directors, Proxy Contests, Auditors, Proxy Contest Defenses, Tender Offer Defenses, Miscellaneous, Capital Structure, Executive and Director Compensation, State of Incorporation, Mergers and Corporate Restructurings, Mutual Fund Proxies, and Social and Environmental Issues.  An additional section addresses proposals most frequently found in global proxies.

General Policies

These Guidelines apply to securities of publicly traded companies and to those of privately held companies if publicly available disclosure permits such application.  All matters for which such disclosure is not available shall be considered CASE-BY-CASE.

It shall generally be the policy of the Funds to take no action on a proxy for which no Fund holds a position or otherwise maintains an economic interest in the relevant security at the time the vote is to be cast.

In all cases receiving CASE-BY-CASE consideration, including cases not specifically provided for under these Guidelines, unless otherwise provided for under these Guidelines, it shall generally be the policy of the Funds to vote in accordance with the recommendation provided by the Funds’ Agent, Institutional Shareholder Services, Inc.

Unless otherwise provided for herein, it shall generally be the policy of the Funds to vote in accordance with the Agent’s recommendation in cases in which such recommendation aligns with the recommendation of the relevant issuer’s management or management has made no recommendation.  However, this policy shall not apply to CASE-BY-CASE proposals for which a contrary recommendation from the Investment Professional for the relevant Fund has been received and is to be utilized, provided that incorporation of any such recommendation shall be subject to the conflict of interest review process required under the Procedures.

Recommendations from the Investment Professionals, while not required under the Procedures, are likely to be considered with respect to proxies for private equity securities and/or proposals related to merger transactions/corporate restructurings, proxy contests, or unusual or controversial issues.  Such input shall be given primary consideration with respect to CASE-BY-CASE proposals being considered on behalf of the relevant Fund.

Except as otherwise provided for herein, it shall generally be the policy of the Funds not to support proposals that would impose a negative impact on existing rights of the Funds to the extent that any positive impact would not be deemed sufficient to outweigh removal or diminution of such rights.

The foregoing policies may be overridden in any case as provided for in the Procedures.  Similarly, the Procedures provide that proposals whose Guidelines prescribe a firm voting position may instead be considered on a CASE-BY-CASE basis in cases in which unusual or controversial circumstances so dictate.

Interpretation and application of these Guidelines is not intended to supersede any law, regulation, binding agreement or other legal requirement to which an issuer may be or become subject.  No proposal shall be supported whose implementation would contravene such requirements.

1.             The Board of Directors

Voting on Director Nominees in Uncontested Elections

Unless otherwise provided for herein, the Agent’s standards with respect to determining director independence shall apply.  These standards generally provide that, to be considered completely independent, a director shall have no material connection to the company other than the board seat.

Agreement with the Agent’s independence standards shall not dictate that a Fund’s vote shall be cast according to the Agent’s corresponding recommendation.  Votes on director nominees not subject to specific policies described herein should be made on a CASE-BY-CASE basis.

Where applicable and except as otherwise provided for herein, it shall be the policy of the Funds to lodge disagreement with an issuer’s policies or practices by withholding support from a proposal for the relevant policy or practice rather than the director nominee(s) to which the Agent assigns a correlation.  Support shall be withheld from culpable nominees as appropriate, but if they are not standing for election (e.g., the board is classified), support shall generally not be withheld from others in their stead.

If application of the policies described herein would result in withholding votes from the majority of independent outside directors sitting on a board, or removal of such directors is likely to negatively impact majority board independence, primary consideration shall be given to retention of such independent outside director nominees unless the concerns identified are of such grave nature as to merit removal of the independent directors.

Where applicable and except as otherwise provided for herein, generally DO NOT WITHHOLD support (or DO NOT VOTE AGAINST, pursuant to the applicable election standard) in connection with issues raised by the Agent if the nominee did not serve on the board or relevant committee during the majority of the time period relevant to the concerns cited by the Agent.

WITHHOLD support from a nominee who, during both of the most recent two years, attended less than 75 percent of the board and committee meetings without a valid reason for the absences.  DO NOT WITHHOLD support in connection with attendance issues for nominees who have served on the board for less than the two most recent years.

WITHHOLD support from a nominee in connection with poison pill or anti-takeover considerations (e.g., furtherance of measures serving to disenfranchise shareholders or failure to remove restrictive pill features or ensure pill expiration or submission to shareholders for vote) in cases for which culpability for implementation or renewal of the pill in such form can be specifically attributed to the nominee.

Provided that a nominee served on the board during the relevant time period, WITHHOLD support from a nominee who has failed to implement a shareholder proposal that was approved by (1) a majority of the issuer’s shares outstanding (most recent annual meeting) or (2) a majority of the votes cast for two consecutive years.  However, in the case of shareholder proposals seeking shareholder ratification of a poison pill, generally DO NOT WITHHOLD support from a nominee in such cases if the company has already implemented a policy that should reasonably prevent abusive use of the pill.

If a nominee has not acted upon negative votes (WITHHOLD or AGAINST, as applicable based on the issuer’s election standard) representing a majority of the votes cast at the previous annual meeting, consider such nominee on a CASE-BY-CASE basis.  Generally, vote FOR nominees when (1) the issue relevant to the majority negative vote has been adequately addressed or cured or (2) the Funds’ Guidelines or voting record do not support the relevant issue.

WITHHOLD support from inside directors or affiliated outside directors who sit on the audit committee.

DO NOT WITHHOLD support from inside directors or affiliated outside directors who sit on the nominating or compensation committee, provided that such committee meets the applicable independence requirements of the relevant listing exchange.

DO NOT WITHHOLD support from inside directors or affiliated outside directors if the full board serves as the compensation or nominating committee OR has not created one or both committees, provided that the issuer is in compliance with all provisions of the listing exchange in connection with performance of relevant functions (e.g., performance of relevant functions by a majority of independent directors in lieu of the formation of a separate committee).

Compensation Practices:

It shall generally be the policy of the Funds that matters of compensation are best determined by an independent board and compensation committee.  Generally:

(1)

Where applicable and except as otherwise provided for herein, DO NOT WITHHOLD support from nominees who did not serve on the compensation committee, or board, as applicable based on the Agent’s analysis, during the majority of the time period relevant to the concerns cited by the Agent.

(2)	In cases in which the Agent has identified a “pay for performance” disconnect, or internal pay disparity, as such issues are defined by the Agent, DO NOT WITHHOLD support from director nominees.

(3)

If the Agent recommends withholding support from nominees in connection with executive compensation or perquisites related to retention or recruitment, including severance or termination arrangements, vote FOR such nominees if the issuer has provided adequate rationale and/or disclosure.

(4)

If the Agent has raised issues of options backdating, consider members of the compensation committee, or board, as applicable, as well as company executives nominated as directors, on a CASE-BY-CASE basis.

(5)	If the Agent has raised other considerations regarding poor compensation practices, consider nominees on a CASE-BY-CASE basis.

Accounting Practices:

(1)	Generally, vote FOR independent outside director nominees serving on the audit committee.

(2)	Where applicable and except as otherwise provided for herein, generally DO NOT WITHHOLD support from nominees serving on the audit committee who did not serve on that committee during the majority of the time period relevant to the concerns cited by the Agent.

(3)

If the Agent has raised concerns regarding poor accounting practices, consider the company’s CEO and CFO, if nominated as directors, and nominees serving on the audit committee on a CASE-BY-CASE basis.

(4)	If total non-audit fees exceed the total of audit fees, audit-related fees and tax compliance and preparation fees, the provisions under Section 3., Auditor Ratification, shall apply.

Board Independence:

It shall generally be the policy of the Funds that a board should be majority independent and therefore to consider inside director or affiliated outside director nominees in cases in which the full board is not majority independent on a CASE-BY-CASE basis.  Generally:

(1)

WITHHOLD support from the fewest directors whose removal would achieve majority independence across the remaining board, except that support may be withheld from additional nominees whose relative level of independence cannot be differentiated.

(2)

WITHHOLD support from all non-independent nominees, including the founder, chairman or CEO, if the number required to achieve majority independence is equal to or greater than the number of non-independent nominees.

(3)

Except as provided above, vote FOR non-independent nominees in the role of CEO, and when appropriate, founder or chairman, and determine support for other non-independent nominees based on the qualifications and contributions of the nominee as well as the Funds’ voting precedent for assessing relative independence to management, e.g., insiders holding senior executive positions are deemed less independent than affiliated outsiders with a transactional or advisory relationship to the company, and affiliated outsiders with a material transactional or advisory relationship are deemed less independent than those with lesser relationships.

(4)	Non-voting directors (e.g., director emeritus or advisory director) shall be excluded from calculations with respect to majority board independence.

(5)

When conditions contributing to a lack of majority independence remain substantially similar to those in the previous year, it shall generally be the policy of the Funds to vote on nominees in a manner consistent with votes cast by the Fund(s) in the previous year.

Generally vote FOR nominees without regard to “over-boarding” issues raised by the Agent unless other concerns requiring CASE-BY-CASE consideration have been raised.

Generally, when the Agent recommends withholding support due to assessment that a nominee acted in bad faith or against shareholder interests in connection with a major transaction, such as a merger or acquisition, consider on a CASE-BY-CASE basis, factoring in the merits of the nominee’s performance and rationale and disclosure provided.

Performance Test for Directors

Consider nominees failing the Agent’s performance test, which includes market-based and operating performance measures, on a CASE-BY-CASE basis.  Input from the Investment

Professional(s) for a given Fund shall be given primary consideration with respect to such proposals.

Proposals Regarding Board Composition or Board Service

Generally, except as otherwise provided for herein, vote AGAINST shareholder proposals to impose new board structures or policies, including those requiring that the positions of chairman and CEO be held separately, except support proposals in connection with a binding agreement or other legal requirement to which an issuer has or reasonably may expect to become subject, and consider such proposals on a CASE-BY-CASE basis if the board is not majority independent or pervasive corporate governance concerns have been identified.  Generally, except as otherwise provided for herein, vote FOR management proposals to adopt or amend board structures or policies, except consider such proposals on a CASE-BY-CASE basis if the board is not majority independent, pervasive corporate governance concerns have been identified, or the proposal may result in a material reduction in shareholders’ rights.

Generally, vote AGAINST shareholder proposals asking that more than a simple majority of directors be independent.

Generally, vote AGAINST shareholder proposals asking that board compensation and/or nominating committees be composed exclusively of independent directors.

Generally, vote AGAINST shareholder proposals to limit the number of public company boards on which a director may serve.

Generally, vote AGAINST shareholder proposals that seek to redefine director independence or directors’ specific roles (e.g., responsibilities of the lead director).

Generally, vote AGAINST shareholder proposals requesting creation of additional board committees or offices, except as otherwise provided for herein.

Generally, vote FOR shareholder proposals that seek creation of an audit, compensation or nominating committee of the board, unless the committee in question is already in existence or the issuer has availed itself of an applicable exemption of the listing exchange (e.g., performance of relevant functions by a majority of independent directors in lieu of the formation of a separate committee).

Generally, vote AGAINST shareholder proposals to limit the tenure of outside directors.

Generally, vote AGAINST shareholder proposals to impose a mandatory retirement age for outside directors unless the proposal seeks to relax existing standards, but generally DO NOT VOTE AGAINST management proposals seeking to establish a retirement age for directors.

Stock Ownership Requirements

Generally, vote AGAINST shareholder proposals requiring directors to own a minimum amount of company stock in order to qualify as a director or to remain on the board.

Director and Officer Indemnification and Liability Protection

Proposals on director and officer indemnification and liability protection should be evaluated on a CASE-BY-CASE basis, using Delaware law as the standard.  Vote AGAINST proposals to limit or eliminate entirely directors’ and officers’ liability for monetary damages for violating the duty of care.  Vote AGAINST indemnification proposals that would expand coverage beyond just legal expenses to acts, such as negligence, that are more serious violations of fiduciary obligation than mere carelessness.  Vote FOR only those proposals providing such expanded coverage in cases when a director’s or officer’s legal defense was unsuccessful if:

(1)                      The director was found to have acted in good faith and in a manner that he reasonably believed was in the best interests of the company, and

(2)                      Only if the director’s legal expenses would be covered.

2.             Proxy Contests

These proposals should generally be analyzed on a CASE-BY-CASE basis.  Input from the Investment Professional(s) for a given Fund shall be given primary consideration with respect to proposals in connection with proxy contests being considered on behalf of that Fund.

Voting for Director Nominees in Contested Elections

Votes in a contested election of directors must be evaluated on a CASE-BY-CASE basis.

Reimburse Proxy Solicitation Expenses

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis.

3.             Auditors

Ratifying Auditors

Generally, except in cases of poor accounting practices or high non-audit fees, vote FOR management proposals to ratify auditors.  Consider management proposals to ratify auditors on a CASE-BY-CASE basis if the Agent cites poor accounting practices.  If fees for non-audit services exceed 50 percent of total auditor fees as described below, consider on a CASE-BY-CASE basis, voting AGAINST management proposals to ratify auditors only if concerns exist that remuneration for the non-audit work is so lucrative as to taint the auditor’s independence.  For purposes of this review, fees deemed to be reasonable, generally non-recurring, exceptions to the non-audit fee category (e.g., those related to an IPO) shall be excluded.  If independence concerns exist or an issuer has a history of questionable accounting practices, also vote FOR shareholder proposals asking the issuer to present its auditor annually for ratification, but in other cases generally vote AGAINST.

Auditor Independence

Generally, consider shareholder proposals asking companies to prohibit their auditors from engaging in non-audit services (or capping the level of non-audit services) on a CASE-BY-CASE basis.

Audit Firm Rotation:

Generally, vote AGAINST shareholder proposals asking for mandatory audit firm rotation.

4.             Proxy Contest Defenses

Board Structure: Staggered vs. Annual Elections

Generally, vote AGAINST proposals to classify the board or otherwise restrict shareholders’ ability to vote upon directors.

Generally, vote FOR proposals to repeal classified boards and to elect all directors annually.

Shareholder Ability to Remove Directors

Generally, vote AGAINST proposals that provide that directors may be removed only for cause.

Generally, vote FOR proposals to restore shareholder ability to remove directors with or without cause.

Generally, vote AGAINST proposals that provide that only continuing directors may elect replacements to fill board vacancies.

Generally, vote FOR proposals that permit shareholders to elect directors to fill board vacancies.

Cumulative Voting

If the company maintains a classified board of directors, generally, vote AGAINST management proposals to eliminate cumulative voting, except that such proposals may be supported irrespective of classification in furtherance of an issuer’s plan to adopt a majority voting standard.

In cases in which the company maintains a classified board of directors, generally vote FOR shareholder proposals to restore or permit cumulative voting.

Time-Phased Voting

Generally, vote AGAINST proposals to implement, and FOR proposals to eliminate, time-phased or other forms of voting that do not promote a one share, one vote standard.

Shareholder Ability to Call Special Meetings

Generally, vote AGAINST proposals to restrict or prohibit shareholder ability to call special meetings.

Generally, vote FOR proposals that remove restrictions on the right of shareholders to act independently of management.

Shareholder Ability to Act by Written Consent

Generally, vote AGAINST proposals to restrict or prohibit shareholder ability to take action by written consent.

Generally, vote FOR proposals to allow or make easier shareholder action by written consent.

Shareholder Ability to Alter the Size of the Board

Generally, vote FOR proposals that seek to fix the size of the board or designate a range for its size.

Generally, vote AGAINST proposals that give management the ability to alter the size of the board outside of a specified range without shareholder approval.

5.             Tender Offer Defenses

Poison Pills

Generally, vote FOR shareholder proposals that ask a company to submit its poison pill for shareholder ratification, or to redeem its pill in lieu thereof, unless (1) shareholders have approved adoption of the plan, (2) a policy has already been implemented by the company that should reasonably prevent abusive use of the pill, or (3) the board had determined that it was in the best interest of shareholders to adopt a pill without delay, provided that such plan would be put to shareholder vote within twelve months of adoption or expire, and if not approved by a majority of the votes cast, would immediately terminate.

Review on a CASE-BY-CASE basis shareholder proposals to redeem a company’s poison pill.

Review on a CASE-BY-CASE basis management proposals to approve or ratify a poison pill or any plan that can reasonably be construed as an anti-takeover measure, with voting decisions generally based on the Agent’s approach to evaluating such proposals, considering factors such as rationale, trigger level and sunset provisions.  Votes will generally be cast in a manner that seeks to preserve shareholder value and the right to consider a valid offer, voting AGAINST management proposals in connection with poison pills or anti-takeover activities that do not meet the Agent’s standards.

Fair Price Provisions

Vote proposals to adopt fair price provisions on a CASE-BY-CASE basis.

Generally, vote AGAINST fair price provisions with shareholder vote requirements greater than a majority of disinterested shares.

Greenmail

Generally, vote FOR proposals to adopt antigreenmail charter or bylaw amendments or otherwise restrict a company’s ability to make greenmail payments.

Review on a CASE-BY-CASE basis antigreenmail proposals when they are bundled with other charter or bylaw amendments.

Pale Greenmail

Review on a CASE-BY-CASE basis restructuring plans that involve the payment of pale greenmail.

Unequal Voting Rights

Generally, vote AGAINST dual-class exchange offers.

Generally, vote AGAINST dual-class recapitalizations.

Supermajority Shareholder Vote Requirement to Amend the Charter or Bylaws

Generally, vote AGAINST management proposals to require a supermajority shareholder vote to approve charter and bylaw amendments or other key proposals.

Generally, vote FOR shareholder proposals to lower supermajority shareholder vote requirements for charter and bylaw amendments, unless the proposal also asks the issuer to mount a solicitation campaign or similar form of comprehensive commitment to obtain passage of the proposal.

Supermajority Shareholder Vote Requirement to Approve Mergers

Generally, vote AGAINST management proposals to require a supermajority shareholder vote to approve mergers and other significant business combinations.

Generally, vote FOR shareholder proposals to lower supermajority shareholder vote requirements for mergers and other significant business combinations.

White Squire Placements

Generally, vote FOR shareholder proposals to require approval of blank check preferred stock issues for other than general corporate purposes.

6.             Miscellaneous

Amendments to Corporate Documents

Except to align with legislative or regulatory changes or when support is recommended by the Agent or Investment Professional (including, for example, as a condition to a major transaction such as a merger), generally, vote AGAINST proposals seeking to remove shareholder approval requirements or otherwise remove or diminish shareholder rights, e.g., by (1) adding restrictive provisions, (2) removing provisions or moving them to portions of the charter not requiring shareholder approval, or (3) in corporate structures such as holding companies, removing provisions in an active subsidiary’s charter that provide voting rights to parent company shareholders.  This policy would also generally apply to proposals seeking approval of corporate agreements or amendments to such agreements that the Agent recommends AGAINST because a similar reduction in shareholder rights is requested.

Generally, vote AGAINST proposals for charter amendments that may support board entrenchment or may be used as an anti-takeover device, particularly if the proposal is bundled or the board is classified.

Generally, vote FOR proposals seeking charter or bylaw amendments to remove anti-takeover provisions.

Consider proposals seeking charter or bylaw amendments not addressed under these Guidelines on a CASE-BY-CASE basis.

Confidential Voting

Generally, vote FOR shareholder proposals that request companies to adopt confidential voting, use independent tabulators, and use independent inspectors of election as long as the proposals include clauses for proxy contests as follows:

•                  In the case of a contested election, management should be permitted to request that the dissident group honor its confidential voting policy.

•                  If the dissidents agree, the policy remains in place.

•                  If the dissidents do not agree, the confidential voting policy is waived.

Generally, vote FOR management proposals to adopt confidential voting.

Proxy Access

Consider on a CASE-BY-CASE basis shareholder proposals seeking access to management’s proxy material in order to nominate their own candidates to the board.

Majority Voting Standard

Except as otherwise provided for herein, it shall generally be the policy of the Funds to extend discretion to issuers to determine when it may be appropriate to adopt a majority voting standard.  Generally, vote FOR management proposals, irrespective of whether the proposal contains a plurality carve-out for contested elections, but AGAINST shareholder proposals unless also supported by management, seeking election of directors by the affirmative vote of the majority of votes cast in connection with a meeting of shareholders, including amendments to corporate documents or other actions in furtherance of such standard, and provided such standard when supported does not conflict with state law in which the company is incorporated.  For issuers with a history of board malfeasance or pervasive corporate governance concerns, consider such proposals on a CASE-BY-CASE basis.

Bundled Proposals

Except as otherwise provided for herein, review on a CASE-BY-CASE basis bundled or “conditioned” proxy proposals, generally voting AGAINST bundled proposals containing one or more items not supported under these Guidelines if the Agent or an Investment Professional deems the negative impact, on balance, to outweigh any positive impact.

Shareholder Advisory Committees

Review on a CASE-BY-CASE basis proposals to establish a shareholder advisory committee.

Reimburse Shareholder for Expenses Incurred

Voting to reimburse expenses incurred in connection with shareholder proposals should be analyzed on a CASE-BY-CASE basis, with voting decisions determined based on the Agent’s criteria, considering whether the related proposal received the requisite support for approval and was adopted for the benefit of the company and its shareholders.

Other Business

In connection with proxies of U.S. issuers, generally vote FOR management proposals for Other Business, except in connection with a proxy contest in which a Fund is not voting in support of management.

Quorum Requirements

Review on a CASE-BY-CASE basis proposals to lower quorum requirements for shareholder meetings below a majority of the shares outstanding.

Advance Notice for Shareholder Proposals

Generally, vote FOR management proposals related to advance notice period requirements, provided that the period requested is in accordance with applicable law and no material governance concerns have been identified in connection with the issuer.

7.             Capital Structure

Analyze on a CASE-BY-CASE basis.

Common Stock Authorization

Review proposals to increase the number of shares of common stock authorized for issue on a CASE-BY-CASE basis.  Except where otherwise indicated, the Agent’s proprietary approach, utilizing quantitative criteria (e.g., dilution, peer group comparison, company performance and history) to determine appropriate thresholds and, for requests marginally above such allowable threshold, a qualitative review (e.g., rationale and prudent historical usage), will generally be utilized in evaluating such proposals.

•                  Generally vote FOR proposals to authorize capital increases within the Agent’s allowable thresholds or those in excess but meeting Agent’s qualitative standards, but consider on a CASE-BY-CASE basis those requests failing the Agent’s review for proposals in connection with which a contrary recommendation from the Investment Professional(s) has been received and is to be utilized (e.g., in support of a merger or acquisition proposal).

•                  Generally vote FOR proposals to authorize capital increases within the Agent’s allowable thresholds or those in excess but meeting Agent’s qualitative standards, unless the company states that the stock may be used as a takeover defense.  In those cases, consider on a CASE-BY-CASE basis if a contrary recommendation from the Investment Professional(s) has been received and is to be utilized.

•                  Generally vote FOR proposals to authorize capital increases exceeding the Agent’s thresholds when a company’s shares are in danger of being delisted or if a company’s ability to continue to operate as a going concern is uncertain.

•                  Generally, vote AGAINST proposals to increase the number of authorized shares of a class of stock if the issuance which the increase is intended to service is not supported under these Guidelines.

Dual Class Capital Structures

Generally, vote AGAINST proposals to increase the number of authorized shares of the class of stock that has superior voting rights in companies that have dual class capital structures, but consider CASE-BY-CASE if (1) bundled with favorable proposal(s), (2) approval of such proposal(s) is a condition of such favorable proposal(s), or (3) part of a recapitalization for which support is recommended by the Agent or an Investment Professional.

Generally, vote AGAINST management proposals to create or perpetuate dual class capital structures with unequal voting rights, and vote FOR shareholder proposals to eliminate them, in cases in which the relevant Fund owns the class with inferior voting rights, but generally vote FOR management proposals and AGAINST shareholder proposals in cases in which the relevant Fund owns the class with superior voting rights.  Consider CASE-BY-CASE if bundled with favorable proposal(s), (2) approval of such proposal(s) is a condition of such favorable proposal(s), or (3) part of a recapitalization for which support is recommended by the Agent or an Investment Professional.

Consider management proposals to eliminate dual class capital structures CASE-BY-CASE, generally voting with the Agent’s recommendation unless a contrary recommendation has been received from the Investment Professional for the relevant Fund and is to be utilized.

Stock Distributions: Splits and Dividends

Generally, vote FOR management proposals to increase common share authorization for a stock split, provided that the increase in authorized shares falls within the Agent’s allowable thresholds, but consider on a CASE-BY-CASE basis those proposals exceeding the Agent’s threshold for proposals in connection with which a contrary recommendation from the Investment Professional(s) has been received and is to be utilized.

Reverse Stock Splits

Consider on a CASE-BY-CASE basis management proposals to implement a reverse stock split.  In the event the split constitutes a capital increase effectively exceeding the Agent’s allowable threshold because the request does not proportionately reduce the number of shares authorized, vote FOR the split if the Agent otherwise supports management’s rationale.

Preferred Stock

Generally, vote AGAINST proposals authorizing the issuance of preferred stock or creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights (“blank check” preferred stock), but vote FOR if the Agent or an Investment Professional so recommends because the issuance is required to effect a merger or acquisition proposal.

Generally, vote FOR proposals to issue or create blank check preferred stock in cases when the company expressly states that the stock will not be used as a takeover defense.  Generally vote AGAINST in cases where the company expressly states that, or fails to disclose whether, the stock may be used as a takeover defense, but vote FOR if the Agent or an Investment Professional so recommends because the issuance is required to effect a merger or acquisition proposal.

Generally, vote FOR proposals to authorize or issue preferred stock in cases where the company specifies the voting, dividend, conversion, and other rights of such stock and the terms of the preferred stock appear reasonable.

Vote CASE-BY-CASE on proposals to increase the number of blank check preferred shares after analyzing the number of preferred shares available for issue given a company’s industry and performance in terms of shareholder returns.

Shareholder Proposals Regarding Blank Check Preferred Stock

Generally, vote FOR shareholder proposals to have blank check preferred stock placements, other than those shares issued for the purpose of raising capital or making acquisitions in the normal course of business, submitted for shareholder ratification.

Adjustments to Par Value of Common Stock

Generally, vote FOR management proposals to reduce the par value of common stock.

Preemptive Rights

Review on a CASE-BY-CASE basis shareholder proposals that seek preemptive rights or management proposals that seek to eliminate them.  In evaluating proposals on preemptive rights, consider the size of a company and the characteristics of its shareholder base.

Debt Restructurings

Review on a CASE-BY-CASE basis proposals to increase common and/or preferred shares and to issue shares as part of a debt restructuring plan.

Share Repurchase Programs

Generally, vote FOR management proposals to institute open-market share repurchase plans in which all shareholders may participate on equal terms, but vote AGAINST plans with terms favoring selected, non-Fund parties.

Generally, vote FOR management proposals to cancel repurchased shares.

Generally, vote AGAINST proposals for share repurchase methods lacking adequate risk mitigation as assessed by the Agent.

Tracking Stock

Votes on the creation of tracking stock are determined on a CASE-BY-CASE basis.

8.             Executive and Director Compensation

Except as otherwise provided for herein, votes with respect to compensation and employee benefit plans should be determined on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such plans, which includes determination of costs and comparison to an allowable cap.

•                  Generally, vote in accordance with the Agent’s recommendations FOR equity-based plans with costs within such cap and AGAINST those with costs in excess of it, except that plans above the cap may be supported if so recommended by the Agent or Investment Professional as a condition to a major transaction such as a merger.

•                  Generally, vote AGAINST plans if the Agent suggests cost or dilution assessment may not be possible due to the method of disclosing shares allocated to the plan(s), except that such concerns arising in connection with evergreen provisions shall be considered CASE-BY-CASE.

•                  Generally, vote FOR plans with costs within the cap if the primary considerations raised by the Agent pertain to matters that would not result in a negative vote under these Guidelines on the relevant board or committee member(s), or equity compensation burn rate or pay for performance as defined by Agent.

•                  Generally, vote AGAINST plans administered by potential grant recipients.

•                  Generally, vote AGAINST proposals to eliminate existing shareholder approval requirements for plan changes assessed as material by the Agent, unless the company has provided a reasonable rationale and/or adequate disclosure regarding the requested changes.

•                  Consider plans CASE-BY-CASE if the Agent raises other considerations not otherwise provided for herein.

Restricted Stock or Stock Option Plans

Consider proposals for restricted stock or stock option plans, or the issuance of shares in connection with such plans, on a CASE-BY-CASE basis, considering factors such as level of disclosure and adequacy of vesting or performance requirements.  Plans that do not meet the

Agent’s criteria in this regard may be supported, but vote AGAINST if no disclosure is provided regarding either vesting or performance requirements.

Management Proposals Seeking Approval to Reprice Options

Review on a CASE-BY-CASE basis management proposals seeking approval to reprice, replace or exchange options, considering factors such as rationale, historic trading patterns, value-for-value exchange, vesting periods and replacement option terms.  Generally, vote FOR proposals that meet the Agent’s criteria for acceptable repricing, replacement or exchange transactions, except that considerations raised by the Agent regarding burn rate or executive participation shall not be grounds for withholding support.

Vote AGAINST compensation plans that (1) permit or may permit (e.g., history of repricing and no express prohibition against future repricing) repricing of stock options, or any form or alternative to repricing, without shareholder approval, (2) include provisions that permit repricing, replacement or exchange transactions that do not meet the Agent’s criteria (except regarding burn rate or executive participation as noted above), or (3) give the board sole discretion to approve option repricing, replacement or exchange programs.

Director Compensation

Votes on stock-based plans for directors are made on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s quantitative approach described above as well as a review of qualitative features of the plan in cases in which costs exceed the Agent’s threshold.  DO NOT VOTE AGAINST plans for which burn rate is the sole consideration raised by the Agent.

Employee Stock Purchase Plans

Votes on employee stock purchase plans, and capital issuances in support of such plans, should be made on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such plans, except that negative recommendations by the Agent due to evergreen provisions will be reviewed CASE-BY-CASE.

OBRA-Related Compensation Proposals

Votes on plans intended to qualify for favorable tax treatment under the provisions of Section 162(m) of OBRA should be evaluated irrespective of the Agent’s assessment of board independence, provided that the board meets the independence requirements of the relevant listing exchange.

Amendments that Place a Cap on Annual Grants or Amend Administrative Features

Generally, vote FOR plans that simply amend shareholder-approved plans to include administrative features or place a cap on the annual grants any one participant may receive to comply with the provisions of Section 162(m) of OBRA.

Amendments to Add Performance-Based Goals

Generally, vote FOR amendments to add performance goals to existing compensation plans to comply with the provisions of Section 162(m) of OBRA.

Amendments to Increase Shares and Retain Tax Deductions Under OBRA

Votes on amendments to existing plans to increase shares reserved and to qualify the plan for favorable tax treatment under the provisions of Section 162(m) should be evaluated on a CASE-BY-CASE basis.

Approval of Cash or Cash-and-Stock Bonus Plans

Generally, vote FOR cash or cash-and-stock bonus plans to exempt the compensation from taxes under the provisions of Section 162(m) of OBRA, with primary consideration given to management’s assessment that such plan meets the requirements for exemption of performance-based compensation.

Shareholder Proposals Regarding Executive and Director Pay

Regarding the remuneration of individuals other than senior executives and directors, generally, vote AGAINST shareholder proposals that seek to expand or restrict disclosure or require shareholder approval beyond regulatory requirements and market practice.  Vote AGAINST shareholder proposals that seek disclosure of executive or director compensation if providing it would be out of step with market practice and potentially disruptive to the business.

Unless evidence exists of abuse in historical compensation practices, and except as otherwise provided for herein, generally vote AGAINST shareholder proposals that seek to impose new compensation structures or policies, such as “claw back” recoupments or advisory votes.

Severance and Termination Payments

Generally, vote FOR shareholder proposals to have parachute arrangements submitted for shareholder ratification (with “parachutes” defined as compensation arrangements related to termination that specify change-in-control events) and provided that the proposal does not include unduly restrictive or arbitrary provisions such as advance approval requirements.

Generally vote AGAINST shareholder proposals to submit executive severance agreements for shareholder ratification, unless such proposals specify change-in-control events, Supplemental Executive Retirement Plans or deferred executive compensation plans, or ratification is required by the listing exchange.

Review on a CASE-BY-CASE basis all proposals to approve, ratify or cancel executive severance or termination arrangements, including those related to executive recruitment or retention, generally voting FOR such compensation arrangements if the issuer has provided adequate rationale and/or disclosure or support is recommended by the Agent or Investment Professional (e.g., as a condition to a major transaction such as a merger).

Employee Stock Ownership Plans (ESOPs)

Generally, vote FOR proposals that request shareholder approval in order to implement an ESOP or to increase authorized shares for existing ESOPs, except in cases when the number of shares allocated to the ESOP is “excessive” (i.e., generally greater than five percent of outstanding shares).

401(k) Employee Benefit Plans

Generally, vote FOR proposals to implement a 401(k) savings plan for employees.

Holding Periods

Generally, vote AGAINST proposals requiring mandatory periods for officers and directors to hold company stock.

Advisory Votes on Executive Compensation

Generally, management proposals seeking ratification of the company’s compensation program will be voted FOR unless the program includes practices or features not supported under these Guidelines and the proposal receives a negative recommendation from the Agent.  Unless otherwise provided for herein, reports not receiving the Agent’s support due to concerns regarding severance/termination payments, incentive structures or vesting or performance criteria not otherwise supported by these Guidelines will be considered on a CASE-BY-CASE basis, generally voted FOR if the company has provided a reasonable rationale and/or adequate disclosure regarding the matter(s) under consideration.

9.             State of Incorporation

Voting on State Takeover Statutes

Review on a CASE-BY-CASE basis proposals to opt in or out of state takeover statutes (including control share acquisition statutes, control share cash-out statutes, freezeout provisions, fair price provisions, stakeholder laws, poison pill endorsements, severance pay and labor contract provisions, antigreenmail provisions, and disgorgement provisions).

Voting on Reincorporation Proposals

Proposals to change a company’s state of incorporation should be examined on a CASE-BY-CASE basis, generally supporting management proposals not assessed by the Agent as a potential takeover defense, but if so assessed, weighing management’s rationale for the change.  Generally, vote FOR management reincorporation proposals upon which another key proposal, such as a merger transaction, is contingent if the other key proposal is also supported.  Generally, vote AGAINST shareholder reincorporation proposals not also supported by the company.

10.          Mergers and Corporate Restructurings

Input from the Investment Professional(s) for a given Fund shall be given primary consideration with respect to proposals regarding business combinations, particularly those between otherwise unaffiliated parties, or other corporate restructurings being considered on behalf of that Fund.

Generally, vote FOR a proposal not typically supported under these Guidelines if a key proposal, such as a merger transaction, is contingent upon its support and a vote FOR is accordingly recommended by the Agent or an Investment Professional.

Mergers and Acquisitions

Votes on mergers and acquisitions should be considered on a CASE-BY-CASE basis.

Corporate Restructuring

Votes on corporate restructuring proposals, including demergers, minority squeezeouts, leveraged buyouts, spinoffs, liquidations, dispositions, divestitures and asset sales, should be considered on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals.

Adjournment

Generally, vote FOR proposals to adjourn a meeting to provide additional time for vote solicitation when the primary proposal is also voted FOR.

Appraisal Rights

Generally, vote FOR proposals to restore, or provide shareholders with, rights of appraisal.

Changing Corporate Name

Generally, vote FOR changing the corporate name.

11.          Mutual Fund Proxies

Election of Directors

Vote the election of directors on a CASE-BY-CASE basis.

Converting Closed-end Fund to Open-end Fund

Vote conversion proposals on a CASE-BY-CASE basis.

Proxy Contests

Vote proxy contests on a CASE-BY-CASE basis.

Investment Advisory Agreements

Vote the investment advisory agreements on a CASE-BY-CASE basis.

Approving New Classes or Series of Shares

Generally, vote FOR the establishment of new classes or series of shares.

Preferred Stock Proposals

Vote the authorization for or increase in preferred shares on a CASE-BY-CASE basis.

1940 Act Policies

Vote these proposals on a CASE-BY-CASE basis.

Changing a Fundamental Restriction to a Nonfundamental Restriction

Vote these proposals on a CASE-BY-CASE basis.

Change Fundamental Investment Objective to Nonfundamental

Generally, consider proposals to change a fund’s fundamental investment objective to nonfundamental on a CASE-BY-CASE basis.

Name Rule Proposals

Vote these proposals on a CASE-BY-CASE basis.

Disposition of Assets/Termination/Liquidation

Vote these proposals on a CASE-BY-CASE basis.

Changes to the Charter Document

Vote changes to the charter document on a CASE-BY-CASE basis.

Changing the Domicile of a Fund

Vote reincorporations on a CASE-BY-CASE basis.

Change in Fund’s Subclassification

Vote these proposals on a CASE-BY-CASE basis.

Authorizing the Board to Hire and Terminate Subadvisors Without Shareholder Approval

Generally, vote FOR these proposals.

Distribution Agreements

Vote these proposals on a CASE-BY-CASE basis.

Master-Feeder Structure

Generally, vote FOR the establishment of a master-feeder structure.

Mergers

Vote merger proposals on a CASE-BY-CASE basis.

Establish Director Ownership Requirement

Generally, vote AGAINST shareholder proposals for the establishment of a director ownership requirement.

Reimburse Shareholder for Expenses Incurred

Voting to reimburse proxy solicitation expenses should be analyzed on a CASE-BY-CASE basis.

Terminate the Investment Advisor

Vote to terminate the investment advisor on a CASE-BY-CASE basis.

12.          Social and Environmental Issues

These issues cover a wide range of topics.  In general, unless otherwise specified herein, vote CASE-BY-CASE.  While a wide variety of factors may go into each analysis, the overall principle guiding all vote recommendations focuses on how or whether the proposal will enhance the economic value of the company.  Because a company’s board is likely to have access to relevant, non-public information regarding a company’s business, such proposals will generally be voted in a manner intended to give the board (rather than shareholders) latitude to set corporate policy and oversee management.

Absent concurring support from the issuer, compelling evidence of abuse, significant public controversy or litigation, the issuer’s significant history of relevant violations; or activities not in step with market practice or regulatory requirements, or unless provided for otherwise herein, generally vote AGAINST shareholder proposals seeking to dictate corporate conduct, apply existing law, duplicate policies already substantially in place and/or addressed by the issuer, or release information that would not help a shareholder evaluate an investment in the corporation as an economic matter.  Such proposals would generally include those seeking preparation of reports and/or implementation or additional disclosure of corporate policies related to issues such as consumer and public safety, environment and energy, labor standards and human rights, military business and political concerns, workplace diversity and non-discrimination, sustainability, social issues, vendor activities, economic risk or matters of science and engineering.

13.                               Global Proxies

The foregoing Guidelines provided in connection with proxies of U.S. issuers shall also be applied to global proxies where applicable and not provided for otherwise herein.  The following provide for differing regulatory and legal requirements, market practices and political and economic systems existing in various global markets.

Unless otherwise provided for herein, it shall generally be the policy of the Funds to vote AGAINST global proxy proposals in cases in which the Agent recommends voting AGAINST such proposal because relevant disclosure by the issuer, or the time provided for consideration of such disclosure, is inadequate.  For purposes of these global Guidelines, “AGAINST” shall mean withholding of support for a proposal, resulting in submission of a vote of AGAINST or ABSTAIN, as appropriate for the given market and level of concern raised by the Agent regarding the issue or lack of disclosure or time provided.

In connection with practices described herein that are associated with a firm AGAINST vote, it shall generally be the policy of the Funds to consider them on a CASE-BY-CASE basis if the Agent recommends their support (1) as the issuer or market transitions to better practices (e.g., having committed to new regulations or governance codes) or (2) as the more favorable choice in cases in which shareholders must choose between alternate proposals.

Routine Management Proposals

Generally, vote FOR the following and other similar routine management proposals:

•                  the opening of the shareholder meeting

•                  that the meeting has been convened under local regulatory requirements

•                  the presence of quorum

•                  the agenda for the shareholder meeting

•                  the election of the chair of the meeting

•                  the appointment of shareholders to co-sign the minutes of the meeting

•                  regulatory filings (e.g., to effect approved share issuances)

•                  the designation of inspector or shareholder representative(s) of minutes of meeting

•                  the designation of two shareholders to approve and sign minutes of meeting

•                  the allowance of questions

•                  the publication of minutes

•                  the closing of the shareholder meeting

Discharge of Management/Supervisory Board Members

Generally, vote FOR management proposals seeking the discharge of management and supervisory board members, unless the Agent recommends AGAINST due to concern about the past actions of the company’s auditors or directors or legal action is being taken against the board by other shareholders, including when the proposal is bundled.

Director Elections

Unless otherwise provided for herein, the Agent’s standards with respect to determining director independence shall apply.  These standards generally provide that, to be considered completely independent, a director shall have no material connection to the company other than the board seat.

Agreement with the Agent’s independence standards shall not dictate that a Fund’s vote shall be cast according to the Agent’s corresponding recommendation.  Further, unless otherwise provided for herein, the application of Guidelines in connection with such standards shall apply only in cases in which the nominee’s level of independence can be ascertained based on available disclosure.  These policies generally apply to director nominees in uncontested elections; votes in contested elections, and votes on director nominees not subject to policies described herein, should be made on a CASE-BY-CASE basis, with primary consideration in contested elections given to input from the Investment Professional(s) for a given Fund.

For issuers domiciled in Canada, Finland, France, Ireland, the Netherlands, Sweden or tax haven markets, generally vote AGAINST non-independent directors in cases in which the full board serves as the audit committee, or the company does not have an audit committee.

For issuers in all markets, including those in tax haven markets and those in Japan that have adopted the U.S.-style board-with-committees structure, vote AGAINST non-independent nominees to the audit committee, or, if the slate of nominees is bundled, vote AGAINST the slate.  If the slate is bundled and audit committee membership is unclear or proposed as a separate agenda item, vote FOR if the Agent otherwise recommends support.  For Canadian issuers, the Funds’ U.S. Guidelines with respect to audit committees shall apply.

In tax haven markets, DO NOT VOTE AGAINST non-independent directors in cases in which the full board serves as the compensation committee, or the company does not have a compensation committee.

DO NOT VOTE AGAINST non-independent directors who sit on the compensation or nominating committees, provided that such committees meet the applicable independence requirements of the relevant listing exchange.

In cases in which committee membership is unclear, consider non-independent director nominees on a CASE-BY-CASE basis if no other issues have been raised in connection with his/her nomination.

Generally follow Agent’s recommendations to vote AGAINST individuals nominated as outside/non-executive directors who do not meet the Agent’s standard for independence, unless the slate of nominees is bundled, in which case the proposal(s) to elect board members shall be considered on a CASE-BY-CASE basis.

For issuers in tax haven markets, generally withhold support (AGAINST or ABSTAIN, as appropriate) from bundled slates of nominees if the board is non-majority independent.  For issuers in Canada and other global markets, generally follow the Agent’s standards for withholding support from bundled slates or non-independent directors (typically excluding the CEO), as applicable, if the board does not meet the Agent’s independence standards or the board’s independence cannot be ascertained due to inadequate disclosure.

Generally, withhold support (AGAINST or ABSTAIN, as appropriate) from nominees or slates of nominees presented in a manner not aligned with market practice and/or legislation, including:

•                  bundled slates of nominees (e.g., France, Hong Kong or Spain);

•                  simultaneous reappointment of retiring directors (e.g., South Africa);

•                  in markets with term lengths capped by legislation or market practice, nominees whose terms exceed the caps or are not disclosed (except that bundled slates with such lack of disclosure shall be considered on a CASE-BY-CASE basis); or

•                  nominees whose names are not disclosed in advance of the meeting (e.g., Austria, Philippines, Hong Kong or South Africa) or far enough in advance relative to voting deadlines (e.g., Italy) to make an informed voting decision.

Such criteria will not generally provide grounds for withholding support in countries in which they may be identified as best practice but such legislation or market practice is not yet applicable, unless specific governance shortfalls identified by the Agent dictate that less latitude should be extended to the issuer.

Generally vote FOR nominees without regard to recommendations that the position of chairman should be separate from that of CEO or otherwise required to be independent, unless other concerns requiring CASE-BY-CASE consideration have been raised.

In cases in which cumulative or net voting applies, generally vote with Agent’s recommendation to support nominees asserted by the issuer to be independent, even if independence disclosure or criteria fall short of Agent’s standards.

Consider nominees for whom the Agent has raised concerns regarding scandals or internal controls on a CASE-BY-CASE basis, generally withholding support (AGAINST or ABSTAIN, as appropriate) from nominees or slates of nominees when:

•                  the scandal or shortfall in controls took place at the company, or an affiliate, for which the nominee is being considered;

•                  culpability can be attributed to the nominee (e.g., nominee manages or audits relevant function), and

•                  the nominee has been directly implicated, with resulting arrest and criminal charge or regulatory sanction.

For markets such as the tax havens, Australia, Canada, Hong Kong, Japan, Malaysia, Singapore and South Africa (and for outside directors in South Korea) in which nominees’ attendance records are adequately disclosed, the Funds’ U.S. Guidelines with respect to director attendance shall apply.  The same policy shall be applied regarding attendance by statutory auditors of Japanese companies.

Consider self-nominated director candidates on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such candidates.

Generally vote FOR nominees without regard to “over-boarding” issues raised by the Agent unless other concerns requiring CASE-BY-CASE consideration have been raised.

For companies incorporated in tax haven markets but which trade exclusively in the U.S., the Funds’ U.S. Guidelines with respect to director elections shall apply.

Board Structure

Generally, vote FOR proposals to fix board size, but also support proposals seeking a board range if the range is reasonable in the context of market practice and anti-takeover considerations.  Proposed article amendments in this regard shall be considered on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals.

Director and Officer Indemnification and Liability Protection

Generally, vote in accordance with the Agent’s standards for indemnification and liability protection for officers and directors, voting AGAINST overly broad provisions.

Independent Statutory Auditors

With respect to Japanese companies that have not adopted the U.S.-style board-with-committees structure, vote AGAINST any nominee to the position of “independent statutory auditor” whom the Agent considers affiliated, e.g., if the nominee has worked a significant portion of his career for the company, its main bank or one of its top shareholders.  Where shareholders are forced to vote on multiple nominees in a single resolution, vote AGAINST all nominees.  In cases in which multiple slates of statutory auditors are presented, generally vote with the Agent’s recommendation, typically to support nominees deemed to be more independent and/or aligned with interests of minority shareholders.

Generally, vote AGAINST incumbent nominees at companies implicated in scandals or exhibiting poor internal controls.

Key Committees

Generally, vote AGAINST proposals that permit non-board members to serve on the audit, compensation or nominating committee, provided that bundled slates may be supported if no slate nominee serves on the relevant committee(s).

Director and Statutory Auditor Remuneration

Consider director compensation plans on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such proposals, while also factoring in the merits of the rationale and disclosure provided.  Generally, vote FOR proposals to approve the remuneration of directors and auditors as long as the amount is not excessive (e.g., significant increases should be supported by adequate rationale and disclosure) and there is no evidence of abuse.  For Toronto Stock Exchange (TSX) issuers, the Agent’s limits with respect to equity awards to non-employee directors shall apply.

Bonus Payments

With respect to Japanese companies, generally vote FOR retirement bonus proposals if all payments are for directors and auditors who have served as executives of the company.  Generally vote AGAINST such proposals if one or more payments are for non-executive, affiliated directors or statutory auditors when one or more of the individuals to whom the grants are being proposed (1) has not served in an executive capacity for the company for at least three years or (2) has been designated by the company as an independent statutory auditor, regardless of the length of time he/she has served.  In all markets, if issues have been raised regarding a scandal or internal controls, generally vote AGAINST bonus proposals for retiring directors or continuing directors or auditors when culpability can be attributed to the nominee (e.g., if a Fund is also voting AGAINST the nominee under criteria herein regarding issues of scandal or internal controls), unless bundled with bonuses for a majority of directors or auditors a Fund is voting FOR.

Stock Option Plans for Independent Internal Statutory Auditors

With respect to Japanese companies, follow the Agent’s guidelines with respect to proposals regarding option grants to independent internal statutory auditors, generally voting AGAINST such plans.

Compensation Plans

Unless otherwise provided for herein, votes with respect to compensation plans, and awards thereunder or capital issuances in support thereof, should be determined on a CASE-BY-CASE basis, with voting decisions generally based on the Agent’s approach to evaluating such plans, considering quantitative or qualitative factors as appropriate for the market.

Amendment Procedures for Equity Compensation Plans and ESPPs

For TSX issuers, votes with respect to amendment procedures for security-based compensation arrangements and employee share purchase plans shall generally be cast in a manner designed to preserve shareholder approval rights, with voting decisions generally based on the Agent’s recommendation.

Shares Reserved for Equity Compensation Plans

Unless otherwise provided for herein, voting decisions shall generally be based on the Agent’s methodology, including classification of a company’s stage of development as growth or mature and the corresponding determination as to reasonability of the share requests.

Generally, vote AGAINST equity compensation plans (e.g., option, warrant, restricted stock or employee share purchase plans or participation in company offerings such as IPOs or private placements), the issuance of shares in connection with such plans, or related management proposals (e.g., article amendments) that:

•                  exceed Agent’s recommended dilution limits, including cases in which the Agent suggests dilution cannot be fully assessed (e.g., due to inadequate disclosure);

•                  provide deep or near-term discounts to executives or directors, unless discounts to executives are deemed by the Agent to be adequately mitigated by other requirements such as long-term vesting (e.g., Japan) or broad-based employee participation otherwise meeting Agent’s standards (e.g., France);

•                  are administered with discretion by potential grant recipients;

•                  provide for retirement benefits or equity incentive awards to outside directors if not in line with market practice (e.g., Australia, Belgium, The Netherlands);

•                  permit financial assistance in the form of non-recourse (or essentially non-recourse) loans in connection with executive’s participation;

•                  for matching share plans, do not meet the Agent’s standards, considering holding period, discounts, dilution, participation, purchase price and performance criteria;

•                  provide for vesting upon change in control if deemed by the Agent to evidence a conflict of interest or anti-takeover device;

•                  provide no disclosure regarding vesting or performance criteria (provided that proposals providing disclosure in one or both areas, without regard to Agent’s criteria for such disclosure, shall be supported provided they otherwise satisfy these Guidelines);

•                  permit post-employment vesting if deemed inappropriate by the Agent;

•                  allow plan administrators to make material amendments without shareholder approval unless adequate prior disclosure has been provided, with such voting decisions generally based on the Agent’s approach to evaluating such plans; or

•                  provide for retesting in connection with achievement of performance hurdles unless the Agent’s analysis indicates that (1) performance targets are adequately increased in proportion to the additional time available, (2) the retesting is de minimis as a percentage of overall compensation or is acceptable relative to market practice, or (3) the issuer has committed to cease retesting within a reasonable period of time.

Generally, vote FOR such plans/awards or the related issuance of shares that (1) do not suffer from the defects noted above, or (2) otherwise meet the Agent’s tests if the considerations raised by the Agent pertain primarily to performance hurdles, contract or notice periods, discretionary bonuses, recruitment awards, retention incentives, non-compete payments or vesting upon change in control (other than addressed above), if the company has provided adequate disclosure and/or a reasonable rationale regarding the relevant plan/award, practice or participation.  Unless otherwise provided for herein, market practice of the primary country in which a company does business, or in which an employee is serving, as applicable, shall supersede that of the issuer’s domicile.

Consider proposals in connection with such plans or the related issuance of shares in other instances on a CASE-BY-CASE basis.

Remuneration Reports

Generally, withhold support (AGAINST or ABSTAIN as appropriate for specific market and level of concerns identified by the Agent) from remuneration reports that include compensation plans permitting:

(1)          practices or features not supported under these Guidelines, including financial assistance under the conditions described above;

(2)          retesting deemed by the Agent to be excessive relative to market practice (irrespective of the Agent’s support for the report as a whole);

(3)          equity award valuation triggering a negative recommendation from the Agent; or

(4)          provisions for retirement benefits or equity incentive awards to outside directors if not in line with market practice, except that reports will generally be voted FOR if contractual components are reasonably aligned with market practices on a going-forward basis (e.g., existing obligations related to retirement benefits or terms contrary to evolving standards would not preclude support for the report).

Reports receiving the Agent’s support and not triggering the concerns cited above will generally be voted FOR.  Unless otherwise provided for herein, reports not receiving the Agent’s support due to concerns regarding severance/termination payments, “leaver” status, incentive structures and vesting or performance criteria not otherwise supported by these Guidelines shall be considered on a CASE-BY-CASE basis, generally voted FOR if the company has provided a reasonable rationale and/or adequate disclosure regarding the matter(s) under consideration.  Reports with typically unsupported features may be voted FOR in cases in which the Agent recommends their initial support as the issuer or market transitions to better practices (e.g., having committed to new regulations or governance codes).

Shareholder Proposals Regarding Executive and Director Pay

The Funds’ U.S. Guidelines with respect to such shareholder proposals shall apply.

General Share Issuances

Unless otherwise provided for herein, voting decisions shall generally be based on the Agent’s practice to determine support for general issuance requests (with or without preemptive rights), or related requests to repurchase and reissue shares, based on their amount relative to currently issued capital as well as market-specific considerations (e.g., priority right protections in France, reasonable levels of dilution and discount in Hong Kong).  Requests to reissue repurchased shares will not be supported unless a related general issuance request is also supported.

Consider specific issuance requests on a CASE-BY-CASE basis based on the proposed use and the company’s rationale.

Generally, vote AGAINST proposals to issue shares (with or without preemptive rights), convertible bonds or warrants, to grant rights to acquire shares, or to amend the corporate charter relative to such issuances or grants in cases in which concerns have been identified by the Agent with respect to inadequate disclosure, inadequate restrictions on discounts, failure to meet the Agent’s standards for general issuance requests, or authority to refresh share issuance amounts without prior shareholder approval.

Increases in Authorized Capital

Unless otherwise provided for herein, voting decisions should generally be based on the Agent’s approach, as follows:

•                  Generally, vote FOR nonspecific proposals, including bundled proposals, to increase authorized capital up to 100 percent over the current authorization unless the increase would leave the company with less than 30 percent of its new authorization outstanding.

•                  Vote FOR specific proposals to increase authorized capital, unless:

•                  the specific purpose of the increase (such as a share-based acquisition or merger) does not meet these Guidelines for the purpose being proposed; or

•                  the increase would leave the company with less than 30 percent of its new authorization outstanding after adjusting for all proposed issuances.

•                  Vote AGAINST proposals to adopt unlimited capital authorizations.

•                  The Agent’s market-specific exceptions to the above parameters (e.g., The Netherlands, due to hybrid market controls) shall be applied.

Preferred Stock

Unless otherwise provided for herein, voting decisions should generally be based on the Agent’s approach, including:

•                  Vote FOR the creation of a new class of preferred stock or issuances of preferred stock up to 50 percent of issued capital unless the terms of the preferred stock would adversely affect the rights of existing shareholders.

•                  Vote FOR the creation/issuance of convertible preferred stock as long as the maximum number of common shares that could be issued upon conversion meets the Agent’s guidelines on equity issuance requests.

•                  Vote AGAINST the creation of (1) a new class of preference shares that would carry superior voting rights to the common shares or (2) blank check preferred stock unless the board states that the authorization will not be used to thwart a takeover bid.

Poison Pills/Protective Preference Shares

Generally, vote AGAINST management proposals in connection with poison pills or anti-takeover activities (e.g., disclosure requirements or issuances, transfers or repurchases) that do not meet the Agent’s standards.  Generally vote in accordance with Agent’s recommendation to withhold support from a nominee in connection with poison pill or anti-takeover considerations when culpability for the actions can be specifically attributed to the nominee.  Generally DO NOT VOTE AGAINST director remuneration in connection with poison pill considerations raised by the Agent.

Approval of Financial Statements and Director and Auditor Reports

Generally, vote FOR management proposals seeking approval of financial accounts and reports, unless there is concern about the company’s financial accounts and reporting, which, in the case of related party transactions, would include concerns raised by the Agent regarding consulting agreements with non-executive directors.  Unless otherwise provided for herein, reports not receiving the Agent’s support due to concerns regarding severance/termination payments not otherwise supported by these Guidelines shall be considered on a CASE-BY-CASE basis, factoring in the merits of the rationale and disclosure provided.  Generally, vote AGAINST board-issued reports receiving a negative recommendation from the Agent due to concerns regarding independence of the board or the presence of non-independent directors on the audit committee.  However, generally do not withhold support from such proposals in connection with remuneration practices otherwise supported under these Guidelines or as a means of expressing disapproval of broader practices of the issuer or its board.

Remuneration of Auditors

Generally, vote FOR proposals to authorize the board to determine the remuneration of auditors, unless there is evidence of excessive compensation relative to the size and nature of the company.

Indemnification of Auditors

Generally, vote AGAINST proposals to indemnify auditors.

Ratification of Auditors and Approval of Auditors’ Fees

For Canadian issuers, the Funds’ U.S. Guidelines with respect to auditors and auditor fees shall apply.  For other markets, generally, follow the Agent’s standards for proposals seeking auditor ratification or approval of auditors’ fees, which indicate a vote FOR such proposals for companies in the MSCI EAFE index, provided the level of audit fee disclosure meets the Agent’s standards.  In other cases, generally vote FOR such proposals unless there are material concerns raised by the Agent about the auditor’s practices or independence.

Allocation of Income and Dividends

Generally, vote FOR management proposals concerning allocation of income and the distribution of dividends, including adjustments to reserves to make capital available for such purposes.  In the event management offers multiple dividend proposals on the same agenda, primary consideration shall be given to input from the relevant Investment Professional(s).

Stock (Scrip) Dividend Alternatives

Generally, vote FOR most stock (scrip) dividend proposals, but vote AGAINST proposals that do not allow for a cash option unless management demonstrates that the cash option is harmful to shareholder value.

Debt Instruments

Generally, vote AGAINST proposals authorizing excessive discretion, as assessed by the Agent, to a board to issue or set terms for debt instruments (e.g., commercial paper).

Debt Issuance Requests

When evaluating a debt issuance request, the issuing company’s present financial situation is examined.  The main factor for analysis is the company’s current debt-to-equity ratio, or gearing level.  A high gearing level may incline markets and financial analysts to downgrade the company’s bond rating, increasing its investment risk factor in the process.  A gearing level up to 100 percent is considered acceptable.

Generally, vote FOR debt issuances for companies when the gearing level is between zero and 100 percent.  Review on a CASE-BY-CASE basis proposals where the issuance of debt will result in the gearing level being greater than 100 percent, or for which inadequate disclosure precludes calculation of the gearing level, comparing any such proposed debt issuance to industry and market standards, and with voting decisions generally based on the Agent’s approach to evaluating such requests.

Financing Plans

Generally, vote FOR the adoption of financing plans if they are in the best economic interests of shareholders.

Related Party Transactions

Consider related party transactions on a CASE-BY-CASE basis.  Generally, vote FOR approval of such transactions unless the agreement requests a strategic move outside the company’s charter or contains unfavorable or high-risk terms (e.g., deposits without security interest or guaranty).

Approval of Donations

Generally, vote AGAINST such proposals unless adequate, prior disclosure of amounts is provided; if so, single- or multi-year authorities may be supported.

Capitalization of Reserves

Generally, vote FOR proposals to capitalize the company’s reserves for bonus issues of shares or to increase the par value of shares.

Investment of Company Reserves

These proposals should generally be analyzed on a CASE-BY-CASE basis, with primary consideration given to input from the Investment Professional(s) for a given Fund.

Article Amendments

Review on a CASE-BY-CASE basis all proposals seeking amendments to the articles of association.

Generally, vote FOR an article amendment if:

•                  it is editorial in nature;

•                  shareholder rights are protected;

•                  there is negligible or positive impact on shareholder value;

•                  management provides adequate reasons for the amendments or the Agent otherwise supports management’s position;

•                  it seeks to discontinue and/or delist a form of the issuer’s securities in cases in which the relevant Fund does not hold the affected security type; or

•                  the company is required to do so by law (if applicable).

Generally, vote AGAINST an article amendment if:

•                  it removes or lowers quorum requirements for board or shareholder meetings below levels recommended by the Agent;

•                  it reduces relevant disclosure to shareholders;

•                  it seeks to align the articles with provisions of another proposal not supported by these Guidelines;

•                  it is not supported under these Guidelines, is presented within a bundled proposal, and the Agent deems the negative impact, on balance, to outweigh any positive impact; or

•                  it imposes a negative impact on existing shareholder rights, including rights of the Funds, to the extent that any positive impact would not be deemed by the Agent to be sufficient to outweigh removal or diminution of such rights.

With respect to article amendments for Japanese companies:

•                  Generally vote FOR management proposals to amend a company’s articles to expand its business lines.

•                  Generally vote FOR management proposals to amend a company’s articles to provide for an expansion or reduction in the size of the board, unless the expansion/reduction is clearly disproportionate to the growth/decrease in the scale of the business or raises anti-takeover concerns.

•                  If anti-takeover concerns exist, generally vote AGAINST management proposals, including bundled proposals, to amend a company’s articles to authorize the Board to vary the annual meeting record date or to otherwise align them with provisions of a takeover defense.

•                  Generally follow the Agent’s guidelines with respect to management proposals regarding amendments to authorize share repurchases at the board’s discretion, voting AGAINST proposals unless there is little to no likelihood of a “creeping takeover” (major shareholder owns nearly enough shares to reach a critical control threshold) or constraints on liquidity (free float of shares is low), and where the company is trading at below book value or is facing a real likelihood of substantial share sales; or where this amendment is bundled with other amendments which are clearly in shareholders’ interest.

Other Business

In connection with global proxies, vote in accordance with the Agent’s market-specific recommendations on management proposals for Other Business, generally AGAINST.

PART C

OTHER INFORMATION

ING Prime Rate Trust

(25,000,000 Common Shares)

Item 24.	Financial Statements and Exhibits

1.	Financial Statements

Contained in Part A:

Financial Highlights for the years ended February 29, 2008, February 28, 2007, 2006 and 2005, February 29, 2004, February 28, 2003, 2002 and 2001; February 29, 2000; February 28, 1999 and 1998.

Financial Statements are incorporated in Part B by reference to Registrant’s February 29, 2008 annual shareholder report (audited).

2.	Exhibits

	(a)	1.	Agreement and Declaration of Trust, dated December 2, 1987.(1)

			(i)	Amendment to the Agreement and Declaration of Trust dated March 26, 1996 and effective April 12, 1996.(1)

			(ii)	Amendment to the Agreement and Declaration of Trust dated October 23, 1998 and effective November 16, 1998.(7)

			(iii)	Amendment to the Agreement and Declaration of Trust dated October 20, 2000 and effective October 20, 2000.(9)

			(iv)	Amendment to the Agreement and Declaration of Trust dated February 20, 2002 and effective March 1, 2002.(10)

	(b)	1.	By-Laws adopted at a meeting of the Board of Trustees on December 2, 1987.(15)

			(i)	Amendment dated June 18, 1997 to By-Laws, amends paragraph 3.5 and 3.6 of Article 3.(2)

			(ii)	Amendment adopted on August 2, 1999 to By-Laws amends Section 11.5 of Article 11.(8)

			(iii)	Amendment adopted on July 26, 2000 to By-Laws, amends Section 11.1 and 11.3 of Article 11.(9)

		(iv)	Amendment adopted on November 10, 2005 to By-Laws, amends Section 11.5 of Article 11.(15)

(c)	Not Applicable

(d)	1.	Form of Certificate of Designation for Preferred Shares.(9)

	2.	Form of Share Certificate.(9)

(e)	Shareholder Investment Program. (12)

(f)	Not Applicable

(g)	1.	Investment Management Agreement between ING Investment Management, LLC and ING Prime Rate Trust, dated September 1, 2000.(9)

		(i)	Amended Schedule of Approvals with respect to the Investment Management Agreement between ING Investments, LLC and ING Prime Rate Trust. (12)

		(ii)	First Amendment dated September 2, 2004 to the Investment Management Agreement between ING Investment Management, LLC and ING Prime Rate Trust. (13)

	2.	Sub-Advisory Agreement between ING Investments, LLC and Aeltus Investment Management, Inc., dated August 19, 2003.(11)

		(i)	First Amendment to Sub-Advisory Agreement, effective as of September 1, 2003, between ING Investments, LLC and Aeltus Investment Management, Inc. with regards to ING Prime Rate Trust. (12)

(ii)

Second Amendment to Sub-Advisory Agreement, effective as of September 15, 2007, between ING Investments, LLC and ING Investment Management Co. (formerly Aeltus Investment Management, Inc.), with regards to ING Prime Rate Trust – Filed herein.

		(iii)	Schedule A to the Sub-Advisory Agreement dated September 3, 2003 – Filed herein.

(h)	1.	Amended and Restated Distribution Agreement, dated June 15, 2004, between ING Prime Rate Trust and ING Funds Distributor, LLC (25 Million). (13)

	2.	Underwriting Agreement for the Preferred Shares, dated November 13, 2000. (12)

		(i)	Underwriting Agreement for the Preferred Shares, dated October 30, 2000. (12)

	3.	ING Prime Rate Trust Shareholder Reinvestment Program dated April 2006.(15)

(i)	Not Applicable

(j)	1.	Custodian and Investment Accounting Agreement between Registrant and State Street Bank and Trust Company, effective November 1, 2001. (12)

		(i)	First Amendment to the Custodian and Investment Accounting Agreement dated March 1, 2002. (12)

		(ii)	Second Amendment to the Custodian and Investment Accounting Agreement dated October 1, 2007 – Filed herein.

		(iii)	Amended and Restated Exhibit A, effective November 22, 2002 with respect to the Custodian and Investment Accounting Agreement. (12)

		(iv)	Draft Fee Schedule dated December 17, 2007 – Filed herein.

	2.	Fee Allocation Agreement (FT Interactive), dated August 21, 2003. (12)

		(i)	Amended Schedule A dated March 2008 to the FT Fee Allocation Agreement – Filed herein.

	3.	Amended and Restated Proxy Agent Fee Allocation Agreement, dated January 1, 2007 amends and restates the Proxy Agent Allocation Agreement dated August 21, 2003.(15)

		(i)	Amended Schedule A dated March 2008 to the Amended and Restated ISS Proxy Agent Fee Allocation Agreement – Filed herein.

		(ii)	Schedule B as of June 30, 2003 to Amended and Restated ISS Proxy Agent Fee Allocation Agreement.(15)

	4.	Allocation Agreement Fidelity Bond, made May 24, 2002. (12)

		(i)	Amended Schedule A dated May 2007 with respect to the Allocation Agreement (Blanket Bond) dated January 2005.(15)

	5.	Allocation Agreement Directors & Officers Liability, made May 24, 2002. (12)

		(i)	Amended Schedule A dated May 2007 with respect to the Allocation Agreement Directors & Officers Liability.(15)

	6.	Agency Agreement, made November 30, 2000 by and between Registrant and DST Systems, Inc. (12)

		(i)	Amended and Restated Exhibit A dated April 28, 2008 with respect to the Agency Agreement between The Registrant and DST Systems, Inc. – Filed herein.

(k)	1.	Amended and Restated Administration Agreement, amended and restated on April 27, 2000. (12)

		(i)	Amendment, dated November 2, 2001 to the Amended and Restated Administration Agreement.(10)

		(ii)	Schedule of Approvals dated August 2003 with respect to the Amended and Restated Administration Agreement between ING Prime Rate Trust and ING Funds Services, LLC (formerly Pilgrim Group, Inc.).(15)

	2.	Revolving Credit and Security Agreement between ING Prime Rate Trust and Citibank, dated as of July 16, 2003. (12)

		(i)	Amendment No. 1 to the Revolving Credit and Security Agreement, dated February 3, 2004. (12)

		(ii)	Amendment No. 2 dated July 13, 2004 to the Revolving Credit and Security Agreement. (13)

		(ii)	Amendment No. 3 dated October 15, 2004 to the Revolving Credit and Security Agreement. (13)

	3.	Second Amended and Restated Credit Agreement with Bank of America. (12)

	4.	Auction Agency Agreement, dated as of November 16, 2000. (12)

		(i)	Auction Agency Agreement, dated as of November 2, 2000.(12)

5.	Broker-Dealer Agreement, dated as of November 16, 2000 (UBS). (12)

	(i)	Broker-Dealer Agreement, dated as of November 16, 2000 (Salomon Smith Barney). (12)
	(ii)	Broker-Dealer Agreement, dated as of November 16, 2000 (Lehman Brothers). (12)
	(iii)	Broker-Dealer Agreement, dated as of November 16, 2000 (Gruntal & Co.). (12)
	(iv)	Broker-Dealer Agreement, dated as of November 2, 2000 (PaineWebber). (12)
	(v)	Broker-Dealer Agreement, dated as of November 2, 2000 (Gruntal & Co.). (12)
	(vi)	Broker-Dealer Agreement, dated as of November 2, 2000 (Salomon Smith Barney). (12)
	(vii)	Broker-Dealer Agreement, dated as of October 31, 2000 (Lehman Brothers). (12)

6.	DTC Letter of Representations as to Preferred Shares, dated November 15, 2000. (12)

(i) DTC Letter of Representation as to Preferred Shares, dated November 1, 2000. (12)

(l)	Opinion of Dechert Price & Rhoads.(7)

(m)	Not Applicable

(n)	1. Consent of Dechert LLP – Filed herein.

2. Consent of KPMG LLP – Filed herein.

(o)	Not Applicable

(p)	Certificate of Initial Capital.(4)

(q)	Not Applicable

(r)	1. ING Funds Code of Ethics, effective June 1, 2004 as amended on October 1, 2004, February 1, 2005, January 3, 2006 and May 5, 2008 – Filed herein.

2. ING Investment Management (US) Code of Ethics, dated August 2006.(15)

(1)

Incorporated herein by reference to Amendment No. 20 to Registrant’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) on Form N-2 (File No. 811-5410), filed on September 16, 1996.

(2)	Incorporated herein by reference to Amendment No. 24 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on November 7, 1997.

(3)	Incorporated herein by reference to Amendment No. 22 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 23, 1997.

(4)	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant’s initial registration statement on form N-2 (File No. 33-18886), filed on January 22, 1988.

(5)	Incorporated herein by reference to Amendment No. 27 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on May 15, 1998.

(6)	Incorporated herein by reference to Amendment No. 28 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on August 19, 1998.

(7)	Incorporated herein by reference to Amendment No. 29 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on December 2, 1998.

(8)	Incorporated herein by reference to Amendment No. 33 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on May 9, 2000.

(9)	Incorporated herein by reference to Amendment No. 38 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on October 23, 2000.

(10)	Incorporated herein by reference to Amendment No. 45 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on April 30, 2002.

(11)	Incorporated herein by reference to Amendment No. 53 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 26, 2003.

(12)	Incorporated herein by reference to Amendment No. 58 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 28, 2004.

(13)	Incorporated herein by reference to Amendment No. 61 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 30, 2005.

(14)	Incorporated herein by reference to Amendment No. 65 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-5410), filed on June 30, 2006.

(15)	Incorporated herein by reference to Amendment No. 69 to Registrant’s Registration Statement under the 1940 Act on Form N-2 (file No. 811-5410), filed on June 29, 2007.

Item 25.	Marketing Agreements

Not Applicable.

Item 26.	Other Expenses of Issuance and Distribution

Not Applicable.

Item 27.	Persons Controlled by or Under Common Control

Not Applicable.

Item 28.	Number of Holders of Securities

(1) Title of Class	(2) Number of Record Holders as of June 16, 2008
Auction Rate Cumulative Preferred Shares of beneficial interest, par value $ 0.01 per share:
Series M	3,600
Series T	3,600
Series W	3,600
Series Th	3,600
Series F	3,600
Common Shares of beneficial interest, par value $0.01 per share	145,094,493

Item 29.	Indemnification

Registrant’s Agreement and Declaration of Trust generally provides that the Trust shall indemnify each of its Trustees and officers (including persons who serve at the Trust’s request as directors, officers or trustees of another organization in which the Trust has any interest as a shareholder, creditor or otherwise) (“Covered Persons”) against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, by reason of being or having been such a Covered Person except with respect to any matter as to which such Covered Person shall have been finally adjudicated (a) not to have acted in good faith in the reasonable belief that such Covered Person’s action was in the best interest of the Trust or (b) to be liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of duties involved in the conduct of such Covered Person’s office.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30.                                                   Business and Other Connections of Investment Adviser

Information as to the Trustees and officers of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-48282) filed under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and is incorporated herein by reference thereto.

Information as to the directors and officers of the sub-adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the sub-adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV for ING Investment Management Co. (File No. 801-9046) filed under the Investment Adviser Act of 1940, as amended, and is incorporated by reference thereto.

Item 31.                                                   Location of Accounts and Records

The amounts and records of the Registrant will be maintained at its office at 7337 E. Doubletree Ranch Road, Scottsdale, Arizona 85258, at the office of its sub-adviser, ING Investment Management Co., 230 Park Avenue, New York, NY 10169 and at the office of its custodian, State Street Bank & Trust - Kansas City, 801 Pennsylvania, Kansas City, Missouri 64105.

Item 32.                                                   Management Services

Not Applicable.

Item 33.	Undertakings

1.	The Registrant undertakes to suspend the Offer until the prospectus is amended if (1) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

2.	Not Applicable.

3.	Not Applicable.

4.	Not Applicable.

5.
a.

The Registrant undertakes that for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule497(h) under the 1933 Act [17 CFR 30.497(h)] shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

b.

that for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Scottsdale in the State of Arizona this 27th day of June, 2008.

ING PRIME RATE TRUST

By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

	Trustee	June 27, 2008
John V. Boyer*

	Trustee	June 27, 2008
Colleen D. Baldwin*

	Interested Trustee and President and Chief Executive Officer	June 27, 2008
Shaun P. Mathews*

	Senior Vice President, Chief/Principal Financial Officer	June 27, 2008
Todd Modic*

	Trustee	June 27, 2008
Patricia W. Chadwick*

	Trustee	June 27, 2008
J. Michael Earley*

	Trustee	June 27, 2008
Peter S. Drotch*

	Trustee	June 27, 2008
Patrick W. Kenny*

	Trustee	June 27, 2008
Sheryl K. Pressler*

	Interested Trustee	June 27, 2008
Robert W. Crispin*

	Trustee	June 27, 2008
Roger B. Vincent*

*	By:	/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Attorney-in-Fact**

* Powers of Attorney for Todd Modic and each Trustee – were attached to Post-Effective Amendment No. 19 to the Registrant’s Form N-2 Registration Statement on April 29, 2008 and are incorporated herein by reference.

EXHIBIT INDEX

ING PRIME RATE TRUST

(25,000,000 Common Shares)

EXHIBIT NUMBER	EXHIBIT NAME
(g)(2)(ii)

Second Amendment to Sub-Advisory Agreement, effective as of September 15, 2007, between ING Investments, LLC and ING Investment Management Co. (formerly Aeltus Investment Management, Inc.), with regards to ING Prime Rate Trust

(g)(2)(iii)	Schedule A to the Sub-Advisory Agreement dated September 3, 2003
(j)(1)(ii)	Second Amendment to the Custodian and Investment Accounting Agreement dated October 1, 2007
(j)(1)(iv)	Draft Fee Schedule dated December 17, 2007
(j)(2)(i)	Amended Schedule A dated March 2008 to the FT Fee Allocation Agreement
(j)(3)(i)	Amended Schedule A dated March 2008 to the Amended and Restated ISS Proxy Agent Fee Allocation Agreement
(j)(6)(i)	Amended and Restated Exhibit A dated April 28, 2008 with respect to the Agency Agreement between The Registrant and DST Systems, Inc.
(n)(1)	Consent of Dechert LLP
(n)(2)	Consent of KPMG LLP
(r)(1)	ING Funds Code of Ethics, effective June 1, 2004 as amended on October 1, 2004, February 1, 2005, January 3, 2006 and May 5, 2008